Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-141516 and 333-143583

16,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Limelight Networks, Inc.

Limelight Networks is offering 12,500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 3,500,000 shares. Limelight Networks will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “LLNW.”

See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$15.00	$240,000,000
Underwriting discount	1.05	16,800,000
Proceeds, before expenses, to Limelight Networks	13.95	174,375,000
Proceeds, before expenses, to the selling stockholders	13.95	48,825,000

To the extent that the underwriters sell more than 16,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,400,000 shares from Limelight Networks at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on June 13, 2007.

Goldman, Sachs & Co.	Morgan Stanley

Jefferies & Company	Piper Jaffray

Friedman Billings Ramsey

Prospectus dated June 7, 2007

Global, High Performance Content Delivery Network video music games social media LIMELIGHT NETWORKS TM

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before deciding whether to buy shares of our common stock, you should read this summary and the more detailed information in this prospectus, including our financial statements and related notes, and especially the discussion of the risks of investing in our common stock under the heading “Risk Factors.”

Limelight Networks, Inc.

Limelight Networks is a leading provider of high-performance content delivery network services. We digitally deliver content for traditional and emerging media companies, or content providers, including businesses operating in the television, music, radio, newspaper, magazine, movie, videogame and software industries. Using Limelight’s content delivery network, or CDN, content providers are able to provide their end-users with a high-quality media experience for rich media content, including video, music, games, software and social media.

As consumer demand for media content over the Internet has increased, and as enabling technologies such as broadband access to the Internet have proliferated, consumption of rich media content has become increasingly important to Internet end-users and therefore to the content providers that serve them. eMarketer estimates that at the end of 2006, nearly 60% of all Internet users regularly watched videos online, and approximately 80% are expected to do so by the end of 2010. We developed our services and architected our network specifically to meet the unique demands content providers face in delivering rich media content to large audiences of demanding Internet end-users. Our comprehensive solution delivers content providers a high-quality, highly scalable, highly reliable offering at a low cost. As of May 2007, approximately 800 customers are using Limelight Networks to deliver the high-quality media experiences that their consumers seek online.

Content providers seeking to deliver rich media content to end-users via the Internet have two primary alternatives: deliver content using basic Internet connectivity or utilize a CDN. The basic Internet, which is a complex network of networks, is effective for delivering many types of content but can be ineffective for delivering rich media content with satisfactory performance. Internet protocols are designed to reliably transport data packets, but the packets can be lost or delayed in transit. When data packets are lost or delayed during the delivery of rich media content, the result is noticeable to users because playback is interrupted. This interruption causes songs to skip, videos to freeze and downloads to be slower than acceptable for demanding consumers. This lack of performance and its dramatic effect on user experience make the delivery of rich media content via the basic Internet extremely challenging.

In response to this challenge, some content providers have chosen to invest significant capital to build the infrastructure of servers, storage and networks necessary to bypass, as much as possible, the public Internet. The substantial capital outlay and the development of the expertise and other technical resources required to manage such a complex infrastructure can be time-consuming and prohibitively expensive for all but the largest companies. As a result, many companies have chosen to rely on one or more CDNs for the delivery of their content. Most early CDNs were built and configured to deliver the objects typically found in basic web sites such as photos or graphics, but were not configured for the large files and large content libraries associated with today’s rich media.

Benefits of our Solution to Customers

We have designed our CDN solution specifically to handle the demanding requirements of delivering rich media content over the Internet. Our solution enables content providers to provide their end-users with high-quality experiences across any digital media type, content library size or audience scale without expending the capital and developing the expertise needed to build and manage their own networks. Our CDN solution delivers the following benefits to our customers:

High-Quality User Experience

We enable users to receive their requested content such as movies, television shows, games, songs and software downloads in a timely manner and to enjoy a high-quality media experience. We accomplish this, in part, by delivering content from servers that can be closer to users than a content provider’s own servers, and by delivering more than half of our content volume directly to a user’s access network, bypassing much of the congestion typically experienced in the public Internet. We also operate a dedicated high-speed (10 gigabits per second) backbone that enables us to move content quickly between locations on our network.

High Scalability Across Media Type, Library Size, and Audience Size

Our current global delivery capability exceeds 1 terabit per second. This capacity allows us to support traffic spikes associated with special one-time or unexpected events. Our highly scalable infrastructure also enables us to maintain our performance levels as our customers’ audiences grow, media file sizes increase and content libraries expand.

High Reliability

Our distributed CDN architecture, managed by our proprietary software, seamlessly and automatically responds in real time to network and data center outages. Each of our CDN locations connects to multiple Internet backbone and broadband Internet service provider networks, and has multiple redundant servers, enabling us to continue serving content even if a particular network connection or server fails.

Comprehensive Solution

We can begin delivery services for a new customer within days of a customer’s placement of an order. We also support both download and streaming delivery in a broad variety of formats, including Adobe Flash, MP3 audio, QuickTime, RealNetworks RealPlayer and Windows Media. In addition, our value-added services include a web-based customer portal that provides management information reports and a download manager that simplifies the downloading process for the end-user. Lastly, we offer custom services to address customers’ non-standard delivery needs.

Low Content Delivery Costs

Our content delivery services enable customers to avoid the substantial upfront and ongoing capital requirements of upgrading and maintaining their data centers and networks in order to deliver media content themselves. Customers benefit from the lower cost associated with the delivery of content using our infrastructure, which is designed specifically for delivering rich media content, and the expertise we have acquired from serving our customers.

Our Strategy

Our strategic goal is to be the provider of choice in the delivery of rich media content. Key elements of our strategy include:

•	Continuing to focus on customers with rich media content, a market which we believe represents a stable and growing business opportunity;

•	Expanding our CDN infrastructure to address significant growth opportunities and increase our market penetration in key international markets, including Europe and the Asia Pacific region;

•	Continuing to innovate in order to enhance our content delivery capabilities;

•	Expanding our CDN capacity to further advantages associated with the scale of our network;

•	Enhancing our sales and distribution channels to broaden our customer relationships and deepen our penetration of existing customer accounts; and

•	Expanding our partner relationships to further complement our service offerings.

Risks Affecting Us

There are numerous risks and uncertainties that may affect our financial and operating performance and our growth. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 8, before investing in our common stock. These risks include the following:

•	the limited operating history in our market, which makes evaluating our business and future prospects difficult;

•	the possibility that we might not manage our future growth effectively;

•	the possibility that we could be permanently enjoined from offering our CDN services as a result of the patent infringement lawsuit filed against us by Akamai Technologies, Inc. and the Massachusetts Institute of Technology, which is similar to other lawsuits in which the same plaintiffs have been at least partially successful in the past;

•	the highly competitive nature of the CDN market, and the adverse consequences if we are unable to compete effectively; and

•	the possibility that rapidly evolving technologies or new business models could cause demand for our CDN services to decline or could cause these services to become obsolete.

Corporate Information

We were formed as an Arizona limited liability company, Limelight Networks, LLC, in June 2001 and converted into a Delaware corporation, Limelight Networks, Inc., in August 2003. Our principal executive offices are located at 2220 W. 14th Street, Tempe, Arizona 85281, and our telephone number is (602) 850-5000. Our website address is www.limelightnetworks.com. The information on, or accessible through, our website is not part of this prospectus. References in this prospectus to “Limelight Networks,” “Limelight,” “we,” “us” and “our” refer to Limelight Networks, Inc. and its subsidiaries and predecessor entity.

Limelight Networks is a registered trademark, and the Limelight Networks logo is a trademark, of Limelight Networks, Inc. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by Limelight Networks	12,500,000 shares

Common stock offered by the selling stockholders	3,500,000 shares

Common stock to be outstanding after this offering	79,433,587 shares

Use of proceeds	We expect to use the net proceeds from this offering to fund capital expenditures for network and other equipment, as well as for working capital and other general corporate purposes. We currently anticipate making aggregate capital expenditures of approximately $35.0 million to $45.0 million in each of 2007 and 2008, which will be partially funded by the net proceeds of this offering. In addition, we intend to use approximately $23.8 million of the net proceeds to repay the outstanding balance under our credit facility. We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. See “Use of Proceeds.”

Nasdaq Global Market symbol	LLNW

The number of shares of common stock to be outstanding after this offering is based on 66,933,587 shares outstanding as of March 31, 2007 and excludes:

•	6,159,627 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 with a weighted average exercise price of $2.94 per share;

•	1,757,828 shares of common stock reserved for future issuance under our Amended and Restated 2003 Incentive Compensation Plan as of March 31, 2007, plus an additional 500,000 shares that we reserved for issuance under this plan in April 2007; and

•	7,500,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan adopted in April 2007, subject to future adjustment as more fully described in “Management — Employee Benefit Plans.”

In addition, the above information excludes 3,304,209 shares of common stock issuable upon the exercise of stock options granted subsequent to March 31, 2007 with a weighted average exercise price of $10.10 per share.

Unless otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to an additional 2,400,000 shares of our common stock;

•	a 3-for-2 forward stock split of our outstanding capital stock that was effected in May 2007;

•	the conversion of each outstanding share of preferred stock into one share of common stock upon the closing of this offering; and

•	the filing of our amended and restated certificate of incorporation prior to closing of this offering.

Summary Financial Data

The following tables provide our summary consolidated financial data. The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2006 and 2007, and the actual summary consolidated balance sheet data as of March 31, 2007, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited summary consolidated financial data as of March 31, 2007 and for the three months ended March 31, 2006 and 2007 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of this data in all material respects. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

				Three Months
				Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$11,192	$21,303	$64,343	$10,838	$22,876
Cost of revenue:
Cost of services(1)	4,834	9,037	25,662	3,807	9,809
Depreciation — network	775	2,851	10,316	1,473	4,688

Total cost of revenue	5,609	11,888	35,978	5,280	14,497

Gross profit	5,583	9,415	28,365	5,558	8,379
Operating expenses:
General and administrative(1)	2,147	4,107	18,274	1,571	8,136
Sales and marketing(1)	2,078	3,078	6,841	1,034	3,018
Research and development(1)	231	462	3,151	321	1,285
Depreciation and amortization	69	100	226	28	137

Total operating expenses	4,525	7,747	28,492	2,954	12,576

Operating income (loss)	1,058	1,668	(127)	2,604	(4,197)
Other income (expense):
Interest expense	(189)	(955)	(1,782)	(505)	(585)
Interest income	1	—	208	—	89
Other income (expense)	(48)	(16)	175	—	—

Total other income (expense)	(236)	(971)	(1,399)	(505)	(496)

Income (loss) before income taxes	822	697	(1,526)	2,099	(4,693)
Income tax expense (benefit) (2)	306	300	2,187	829	(258)

Net income (loss)	$516	$397	$(3,713)	$1,270	$(4,435)

Net income (loss) allocable to common stockholders	$317	$185	$(3,713)	$1,245	$(4,435)

Net income (loss) per common share:
Net income (loss) per common share — basic	$0.01	$0.01	$(0.15)	$0.04	$(0.20)

Net income (loss) per common share — diluted	$0.01	$0.00	$(0.15)	$0.03	$(0.20)

Weighted average shares used in calculating net income (loss) per common share — basic	34,688	34,737	25,592	35,188	21,886
Weighted average shares used in calculating net income (loss) per common share — diluted	38,420	40,526	25,592	42,951	21,886

Other Operating Data:
Active customers at period end(3)	268	392	693	456	727
Revenue per customer (in thousands)(4)	$42	$54	$93	$24	$31
Adjusted EBITDA (in thousands)(5)	$1,868	$4,697	$21,284	$4,218	$6,640

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Cost of services	$—	$—	$459	$29	$242
General and administrative	14	94	6,686	21	4,242
Sales and marketing	—	—	329	38	235
Research and development	—	—	1,660	24	851

Total	$14	$94	$9,134	$112	$5,570

(2)	In 2006, approximately $7.6 million in stock-based compensation expense was not deductible for tax purposes by us, which resulted in the incurrence of income tax expense despite our having generated a loss before income taxes in this period. We expect to continue to incur non-deductible stock-based compensation expense in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Basis of Presentation — Income Tax Expense.”

(3)	We define active customers as those that generated revenue for us within 30 days of the period end.

(4)	Revenue per customer equals revenue for the period divided by the number of active customers with respect to each period.

(5)	We calculate Adjusted EBITDA as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Net income (loss)	$516	$397	$(3,713)	$1,270	$(4,435)
Plus: depreciation and amortization	844	2,951	10,542	1,502	4,825
Plus: interest expense	189	955	1,782	505	585
Less: interest income	(1)	—	(208)	—	(89)
Plus (less): income tax expense (benefit)	306	300	2,187	829	(258)

EBITDA	$1,854	$4,603	$10,590	$4,106	$628
Plus: stock-based compensation	14	94	9,134	112	5,570
Plus: litigation expenses recoverable from escrow	—	—	1,560	—	442

Adjusted EBITDA	$1,868	$4,697	$21,284	$4,218	$6,640

Our consolidated balance sheet data as of March 31, 2007 is presented:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of preferred stock into shares of common stock; and

•	on a pro forma as adjusted basis to give effect to our receipt of net proceeds from our sale of 12,500,000 shares of common stock at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,749	$12,749	$184,724
Working capital	15,390	15,390	187,365
Property and equipment, net	42,535	42,535	42,535
Total assets	79,123	79,123	251,098
Long-term debt, less current portion (net of discount of $417)	20,640	20,640	20,640
Convertible preferred stock	45	—	—
Total stockholders’ equity	38,325	38,325	210,300

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock. The occurrence of any of the following risks could harm our business, prospects, financial condition or operating results. In that case, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

Our company has only been in existence since 2001. A significant amount of our growth, in terms of employees, operations and revenue, has occurred since 2004. For example, our revenue has grown from $5.0 million in 2003 to $64.3 million in 2006. As a consequence, we have a limited operating history which makes it difficult to evaluate our business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the risks described in this prospectus. If we do not address these risks successfully, our business will be harmed.

If we fail to manage future growth effectively, we may not be able to market and sell our services successfully.

We have recently expanded our operations significantly, increasing our total number of employees from 29 at December 31, 2004 to 168 at April 30, 2007, and we anticipate that further significant expansion will be required. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include: training new sales personnel to become productive and generate revenue; forecasting revenue; controlling expenses and investments in anticipation of expanded operations; implementing and enhancing our content delivery network, or CDN, and administrative infrastructure, systems and processes; addressing new markets; and expanding international operations. A failure to manage our growth effectively could materially and adversely affect our ability to market and sell our products and services.

A lawsuit has been filed against us and an adverse resolution of this lawsuit could cause us to incur substantial costs and liability or force us to cease providing our CDN services altogether.

In June 2006, Akamai Technologies, Inc., or Akamai, and the Massachusetts Institute of Technology, or MIT, filed a lawsuit against us in the U.S. District Court for the District of Massachusetts alleging that we are infringing two patents assigned to MIT and exclusively licensed by MIT to Akamai. In September 2006, Akamai and MIT expanded their claims to assert infringement of a third, recently issued patent. These two matters have been consolidated by the Court. In addition to monetary relief, including treble damages, interest, fees and costs, the consolidated complaint seeks an order permanently enjoining us from conducting our business in a manner that infringes the relevant patents. A permanent injunction could prevent us from operating our CDN altogether. The Court held a claims construction hearing, known as a Markman hearing, on May 17, 2007. We do not anticipate that we will receive a ruling on this hearing before mid-June 2007, and the ruling may come much later. Although the Court has not set a trial date, based on the schedule currently in place, we believe it is likely that the case will go to trial in 2008.

Akamai and MIT have asserted some of the patents at issue in the current litigation in two previous lawsuits against different defendants. Both cases were filed in the same district court as the current action, and assigned to the same judge currently presiding over the lawsuit filed against us. In one case, Akamai prevailed in part after a jury trial, securing an injunction against the defendant on four claims of the asserted patent. The appeals court upheld the injunction, though it held that two of the four claims of the challenged patent were invalid. In a subsequent bankruptcy proceeding of this defendant, Akamai submitted a proof of claim for $30 million in damages, and this lawsuit was later settled for a lesser amount. In addition, the second lawsuit ended only when Akamai acquired the defendant prior to final resolution of the case.

While we believe that the claims of infringement asserted against us by Akamai and MIT in the present litigation are without merit and intend to vigorously defend the action, we cannot assure you that this lawsuit ultimately will be resolved in our favor. An adverse ruling could seriously impact our ability to conduct our business and to offer our products and services to our customers. This, in turn, would harm our revenue, market share, reputation, liquidity and overall financial position. Whether or not we prevail in our litigation, we expect that the litigation will continue to be expensive, time-consuming and a distraction to our management in operating our business.

We currently face competition from established competitors and may face competition from others in the future.

We compete in markets that are intensely competitive, rapidly changing and characterized by vendors offering a wide range of content delivery solutions. We have experienced and expect to continue to experience increased competition. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. Our primary competitors include content delivery service providers such as Akamai, Level 3 Communications (which recently acquired Digital Island, SAVVIS Communications’ content delivery network services business) and Internap Network Services Corporation (which recently acquired VitalStream). Also, as a result of the growth of the content delivery market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. In addition, as we expand internationally, we face different market characteristics and competition with local content delivery service providers, many of which are very well positioned within their local markets. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

We may lose customers if they elect to develop content delivery solutions internally.

Our customers and potential customers may decide to develop their own content delivery solutions rather than outsource these solutions to CDN services providers like us. This is particularly true as our customers increase their operations and begin expending greater resources on delivering their content using third-party solutions. For example, MusicMatch was our most significant customer in 2004 and one of our top 10 customers in 2005, but following its acquisition by Yahoo! Inc., MusicMatch’s content delivery requirements were in-sourced and it was not a customer of ours at all in 2006. If we fail to offer CDN services that are competitive to in-sourced solutions, we may lose additional customers or fail to attract customers that may consider pursuing this in-sourced approach, and our business and financial results would suffer.

Rapidly evolving technologies or new business models could cause demand for our CDN services to decline or could cause these services to become obsolete.

Customers or third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to our CDN services. If competitors introduce new products or services that compete with or surpass the quality or the price/performance of our services, we may be unable to renew our agreements with existing customers or attract new customers at the prices and levels that allow us to generate attractive rates of return on our investment. For example, one or more third parties might develop improvements to current peer-to-peer technology, which is a technology that relies upon the computing power and bandwidth of its participants, such that this technological approach is better able to deliver content in a way that is competitive to our CDN services, or even that makes CDN services obsolete. We may not anticipate such developments and may be unable to adequately compete with these potential solutions. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ needs for CDN services. If this occurred, we could lose customers or potential customers, and our business and financial results would suffer. As a result of these or similar potential developments, in the future it is possible that competitive dynamics in our market may require us to reduce our prices, which could harm our revenue, gross margin and operating results.

If we are unable to sell our services at acceptable prices relative to our costs, our revenue and gross margins will decrease, and our business and financial results will suffer.

Prices for content delivery services have fallen in recent years and are likely to fall further in the future. Recently, we have invested significant amounts in purchasing capital equipment to increase the capacity of our content delivery services. For example, in 2006 we made $40.6 million in capital expenditures, primarily for computer equipment associated with the build-out and expansion of our CDN. Our investments in our infrastructure are based upon our assumptions regarding future demand and also prices that we will be able to charge for our services. These assumptions may prove to be wrong. If the price that we are able to charge customers to deliver their content falls to a greater extent than we anticipate, if we over-estimate future demand for our services or if our costs to deliver our services do not fall commensurate with any future price declines, we may not be able to achieve acceptable rates of return on our infrastructure investments and our gross profit and results of operations may suffer dramatically.

In addition, in 2007 and beyond, we expect to increase our expenses, in absolute dollars, in substantially all areas of our business, including sales and marketing, general and administrative, and research and development. In 2007 and 2008, as we further expand our CDN, we also expect our capital expenditures to be generally consistent with the high level of expenditures we made in this area in 2006. As a consequence, we are dependent on significant future growth in demand for our services to provide the necessary gross profit to pay these additional expenses. If we fail to generate significant additional demand for our services, our results of operations will suffer and we may fail to achieve planned or expected financial results. There are numerous factors that could, alone or in combination with other factors, impede our ability to increase revenue, moderate expenses or maintain gross margins, including:

•	failure to increase sales of our core services;

•	significant increases in bandwidth and rack space costs or other operating expenses;

•	inability to maintain our prices relative to our costs;

•	failure of our current and planned services and software to operate as expected;

•	loss of any significant customers or loss of existing customers at a rate greater than our increase in new customers or our sales to existing customers;

•	failure to increase sales of our services to current customers as a result of their ability to reduce their monthly usage of our services to their minimum monthly contractual commitment;

•	failure of a significant number of customers to pay our fees on a timely basis or at all or failure to continue to purchase our services in accordance with their contractual commitments; and

•	inability to attract high-quality customers to purchase and implement our current and planned services.

If we are unable to develop new services and enhancements to existing services or fail to predict and respond to emerging technological trends and customers’ changing needs, our operating results may suffer.

The market for our CDN services is characterized by rapidly changing technology, evolving industry standards and new product and service introductions. Our operating results depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before knowing whether our investments will result in services the market will accept. For example, we recently introduced our Geo-Compliance paid service option, and we do not yet know whether our customers will adopt this offering in sufficient numbers to justify our development costs. Furthermore, we may not execute successfully our technology initiatives because of errors in planning or timing, technical hurdles that we fail to overcome in a timely fashion, misunderstandings about market demand or a lack of appropriate resources. Failures in execution or market acceptance of new services we introduce could result in competitors providing those solutions before we do, which could lead to loss of market share, revenue and earnings.

We depend on a limited number of customers for a substantial portion of our revenue in any fiscal period, and the loss of, or a significant shortfall in demand from, these customers could significantly harm our results of operations.

During any given fiscal period, a relatively small number of customers typically accounts for a significant percentage of our revenue. For example, in 2006, revenue generated by sales to our top 10 customers, in terms of revenue, accounted for approximately 54% of our total revenue for the same period. One of these top 10 customers, CDN Consulting, which acted as a reseller of our services primarily to MySpace.com, represented in excess of 21% of our total revenue for that period. In the quarter ended March 31, 2007, sales to this reseller declined to approximately 2% of our revenue, and prospectively, we do not expect sales to this reseller to be at levels comparable to those achieved in 2006. In the past, the customers that comprised our top 10 customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. For example, one of our top 10 customers in 2005 was no longer a customer at all in 2006. In addition, our operating costs are relatively fixed in the near term. As a consequence, we may not be able to adjust our expenses in the short term to address the unanticipated loss of a large customer during any particular period. As such, we may experience significant, unanticipated fluctuations in our operating results which may cause us to not meet our expectations or those of stock market analysts, which could cause our stock price to decline.

If we are unable to attract new customers or to retain our existing customers, our revenue could be lower than expected and our operating results may suffer.

In addition to adding new customers, to increase our revenue, we must sell additional services to existing customers and encourage existing customers to increase their usage levels. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to retain our current customers or attract new customers. We sell our services pursuant to service agreements that are generally one to three years in length. Our customers have no obligation to renew their contracts for our services after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, under some circumstances, some of our customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements. Because of our limited operating history, we have limited historical data with respect to rates of customer service agreement renewals.

This fact, in addition to the changing competitive landscape in our market, means that we cannot accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including:

•	their satisfaction or dissatisfaction with our services;

•	the prices of our services;

•	the prices of services offered by our competitors;

•	mergers and acquisitions affecting our customer base; and

•	reductions in our customers’ spending levels.

If our customers do not renew their service agreements with us or if they renew on less favorable terms, our revenue may decline and our business will suffer. Similarly, our customer agreements often provide for minimum commitments that are often significantly below our customers’ historical usage levels. Consequently, even if we have agreements with our customers to use our services, these customers could significantly curtail their usage without incurring any penalties under our agreements. In this event, our revenue would be lower than expected and our operating results could suffer.

It also is an important component of our growth strategy to market our CDN services to industries, such as enterprise and the government. As an organization, we do not have significant experience in selling our services into these markets. We have only recently begun a number of these initiatives, and our ability to successfully sell our services into these markets to a meaningful extent remains unproven. If we are unsuccessful in such efforts, our business, financial condition and results of operations could suffer.

Our results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.

Our results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including:

•	our ability to increase sales to existing customers and attract new customers to our CDN services;

•	the addition or loss of large customers, or significant variation in their use of our CDN services;

•	costs associated with current or future intellectual property lawsuits;

•	service outages or security breaches;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and success of new product and service introductions by us or our competitors;

•	the occurrence of significant events in a particular period that result in an increase in the use of our CDN services, such as a major media event or a customer’s online release of a new or updated video game;

•	changes in our pricing policies or those of our competitors;

•	the timing of recognizing revenue;

•	stock-based compensation expenses associated with attracting and retaining key personnel;

•	limitations of the capacity of our content delivery network and related systems;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses;

•	limitations on usage imposed by our customers in order to limit their online expenses; and

•	geopolitical events such as war, threat of war or terrorist actions.

We believe that our revenue and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one period as an indication of future performance.

After being profitable in 2004 and 2005, we became unprofitable in 2006 primarily due to significantly increased stock-based compensation expense, which we expect will increase in 2007 and may increase thereafter, and which could affect our ability to achieve and maintain profitability in the future.

Our recent adoption of SFAS 123R for 2006 has substantially increased the amount of stock-based compensation we record and has had a significant impact on our results of operations. After being profitable in 2004 and 2005, we became unprofitable in 2006 primarily due to this increase in stock-based compensation expense, which increased from $0.1 million in 2005 to $9.1 million in 2006. This increase reflects an increase in the amount of option and restricted stock grants made in 2006 coupled with a reassessment of fair value of grants in 2006 resulting in a determination that the grants were below fair value at the grant date. Our unrecognized stock-based compensation totaled $29.1 million at March 31, 2007, of which we expect to amortize $10.6 million over the final three quarters of 2007, $8.7 million in 2008 and the remainder thereafter based upon the scheduled vesting of the options outstanding at that time. We further expect our stock-based compensation expense to increase in 2007 and potentially to increase thereafter as we grant additional options or restricted stock awards. The increased stock-based compensation expense could adversely affect our ability to achieve and maintain profitability in the future.

We generate our revenue almost entirely from the sale of CDN services, and the failure of the market for these services to expand as we expect or the reduction in spending on those services by our current or potential customers would seriously harm our business.

While we offer our customers a number of services associated with our CDN, we generated nearly 100% of our revenue in 2006 from charging our customers for the content delivered on their behalf through our CDN. As we do not currently have other meaningful sources of revenue, we are subject to an elevated risk of reduced demand for these services. Furthermore, if the market for delivery of rich media content in particular does not continue to grow as we expect or grows more slowly, then we may fail to achieve a return on the significant investment we are making to prepare for this growth. Our success, therefore, depends on the continued and increasing reliance on the Internet for delivery of media content and our ability to cost-effectively deliver these services. Factors that may have a general tendency to limit or reduce the number of users relying on the Internet for media content or the number of providers making this content available online include a general decline in Internet usage, litigation involving our customers and third-party restrictions on online content, including copyright restrictions, digital rights management and restrictions in certain geographic regions, as well as a significant increase in the quality or fidelity of offline media content beyond that available online to the point where users prefer the offline experience. The influence of any of these factors may cause our current or potential customers to reduce their spending on CDN services, which would seriously harm our operating results and financial condition.

Many of our significant current and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for our CDN services.

Because the proliferation of broadband Internet connections and the subsequent monetization of content libraries for distribution to Internet users are relatively recent phenomena, many of our customers’ business models that center on the delivery of rich media and other content to users remain unproven. For example, social media companies have been among our top recent customers and are pursuing emerging strategies for monetizing the user content and traffic on their web sites. Our customers will not continue to purchase our CDN services if their investment in providing access to the media stored on or deliverable through our CDN does not generate a sufficient return on their investment. A reduction in spending on CDN services by our current or potential customers would seriously harm our operating results and financial condition.

We may need to defend our intellectual property and processes against patent or copyright infringement claims, which would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services or develop new services, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents inquiring whether we infringe their proprietary rights. Companies holding Internet-related patents or other intellectual property rights are increasingly bringing suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. For example, in June 2006, we were sued by Akamai and MIT alleging we infringed patents licensed to Akamai. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign products or services.

If we are forced to take any of these actions, our business may be seriously harmed. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business and operating results could be harmed.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. These legal protections afford only limited protection, and we have no currently issued patents. Monitoring infringement of our intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property rights. We have applied for patent protection in a number of foreign countries, but the laws in these jurisdictions may not protect our proprietary rights as fully as in the United States. Furthermore, we cannot be certain that any pending or future patent applications will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide competitive advantages to us.

Any unplanned interruption in the functioning of our network or services could lead to significant costs and disruptions that could reduce our revenue and harm our business, financial results and reputation.

Our business is dependent on providing our customers with fast, efficient and reliable distribution of application and content delivery services over the Internet. Many of our customers depend primarily or exclusively on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, failure or refusal of our third-party network providers to provide the necessary capacity, failure of our software or CDN delivery infrastructure and power losses. In addition, we deploy our servers in approximately 50 third-party co-location facilities, and these third-party co-location providers could experience system outages or other disruptions that could constrain our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users.

While we have not experienced any significant, unplanned disruption of our services to date, our CDN may fail in the future. Despite our significant infrastructure investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our CDN and related services for any reason would reduce our revenue and could harm our business and financial results. If such a widespread interruption occurred or if we failed to deliver content to users as expected during a high-profile media event, game release or other well-publicized circumstance, our reputation could be damaged severely. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

We may have difficulty scaling and adapting our existing architecture to accommodate increased traffic and technology advances or changing business requirements, which could lead to the loss of customers and cause us to incur unexpected expenses to make network improvements.

Our CDN services are highly complex and are designed to be deployed in and across numerous large and complex networks. Our network infrastructure has to perform well and be reliable for us to be successful. The greater the user traffic and the greater the complexity of our products and services, the more resources we will need to invest in additional infrastructure and support. We have spent and expect to continue to spend substantial amounts on the purchase and lease of equipment and data centers and the upgrade of our technology and network infrastructure to handle increased traffic over our network and to roll out new products and services. This expansion is expensive and complex and could result in inefficiencies, operational failures or defects in our network and related software. If we do not expand successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and user experience could decline. From time to time, we have needed to correct errors and defects in our software or in other aspects of our CDN. In the future, there may be additional errors and defects that may harm our ability to deliver our services, including errors and defects originating with third party networks or software on which we rely. These occurrences could damage our reputation and lead us to lose current and potential customers. We must continuously upgrade our infrastructure in order to keep pace with our customers’ evolving demands. Cost increases or the failure to accommodate increased traffic or these evolving business demands without disruption could harm our operating results and financial condition.

Our operations are dependent in part upon communications capacity provided by third-party telecommunications providers. A material disruption of the communications capacity we have leased could harm our results of operations, reputation and customer relations.

We lease private line capacity for our backbone from a third party provider, Global Crossing Ltd. Our contracts for private line capacity with Global Crossing generally have terms of three years. The communications capacity we have leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of our third party provider. As it would be time consuming and expensive to identify and obtain alternative third-party connectivity, we are dependent on Global Crossing in the near term. Additionally, as we grow, we anticipate requiring greater private line capacity than we currently have in place. If we are unable to obtain such capacity on terms commercially acceptable to us or at all, our business and financial results would suffer. We may not be able to deploy on a timely basis enough network capacity to meet the needs of our customer base or effectively manage demand for our services.

Our business depends on continued and unimpeded access to third-party controlled end-user access networks.

Our content delivery services depend on our ability to access certain end-user access networks in order to complete the delivery of rich media and other online content to end-users. Some operators of these networks may take measures, such as the deployment of a variety of filters, that could degrade, disrupt or increase the cost of our or our customers’ access to certain of these end-user access networks by restricting or prohibiting the use of their networks to support or facilitate our services, or by charging increased fees to us, our customers or end-users in connection with our services. This or other types of interference could result in a loss of existing customers, increased costs and impairment of our ability to attract new customers, thereby harming our revenue and growth.

In addition, the performance of our infrastructure depends in part on the direct connection of our CDN to a large number of end-user access networks, known as peering, which we achieve through mutually beneficial cooperation with these networks. If in the future a significant percentage of these network operators elected to no longer peer with our CDN, the performance of our infrastructure could be diminished and our business could suffer.

If our ability to deliver media files in popular proprietary content formats was restricted or became cost-prohibitive, demand for our content delivery services could decline, we could lose customers and our financial results could suffer.

Our business depends on our ability to deliver media content in all major formats. If our legal right or technical ability to store and deliver content in one or more popular proprietary content formats, such as Adobe Flash or Windows Media, was limited, our ability to serve our customers in these formats would be impaired and the demand for our content delivery services would decline by customers using these formats. Owners of propriety content formats may be able to block, restrict or impose fees or other costs on our use of such formats, which could lead to additional expenses for us and for our customers, or which could prevent our delivery of this type of content altogether. Such interference could result in a loss of existing customers, increased costs and impairment of our ability to attract new customers, which would harm our revenue, operating results and growth.

If we are unable to retain our key employees and hire qualified sales and technical personnel, our ability to compete could be harmed.

Our future success depends upon the continued services of our executive officers and other key technology, sales, marketing and support personnel who have critical industry experience and relationships that they rely on in implementing our business plan. In particular, we are dependent on the services of our Chief Executive Officer, Jeffrey W. Lunsford and also our Chief Technical Officer, Nathan F. Raciborski. Neither of these officers nor any of our other key employees is bound by an employment agreement for any specific term. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees, and we therefore have no way of mitigating our financial loss were we to lose their services. There is increasing competition for talented individuals with the specialized knowledge to deliver content delivery services and this competition affects both our ability to retain key employees and hire new ones. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our services, and negatively impact our ability to sell our services.

Our senior management team has limited experience working together as a group, and may not be able to manage our business effectively.

Three members of our senior management team, our President and Chief Executive Officer, Jeffrey W. Lunsford, our Chief Financial Officer, Matthew Hale, and our Senior Vice President of Worldwide Sales, Marketing and Services, David M. Hatfield, have been hired since November 2006.

As a result, our senior management team has limited experience working together as a group. This lack of shared experience could harm our senior management team’s ability to quickly and efficiently respond to problems and effectively manage our business.

We face risks associated with international operations that could harm our business.

We have operations and personnel in Japan, the United Kingdom and Singapore, and we currently maintain network equipment in France, Germany, Hong Kong, Japan, the Netherlands and the United Kingdom. As part of our growth strategy, we intend to expand our sales and support organizations internationally, as well as to further expand our international network infrastructure. We have limited experience in providing our services internationally and such expansion could require us to make significant expenditures, including the hiring of local employees, in advance of generating any revenue. As a consequence, we may fail to achieve profitable operations that will compensate our investment in international locations. We are subject to a number of risks associated with international business activities that may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

•	increased expenses associated with sales and marketing, deploying services and maintaining our infrastructure in foreign countries;

•	competition from local content delivery service providers, many of which are very well positioned within their local markets;

•	unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

•	interpretations of laws or regulations that would subject us to regulatory supervision or, in the alternative, require us to exit a country, which could have a negative impact on the quality of our services or our results of operations;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	corporate and personal liability for violations of local laws and regulations;

•	currency exchange rate fluctuations; and

•	potentially adverse tax consequences.

Internet-related and other laws relating to taxation issues, privacy and consumer protection and liability for content distributed over our network, could harm our business.

Laws and regulations that apply to communications and commerce conducted over the Internet are becoming more prevalent, both in the United States and internationally, and may impose additional burdens on companies conducting business online or providing Internet-related services such as ours. Increased regulation could negatively affect our business directly, as well as the businesses of our customers, which could reduce their demand for our services. For example, tax authorities abroad may impose taxes on the Internet-related revenue we generate based on where our internationally deployed servers are located. In addition, domestic and international taxation laws are subject to change. Our services, or the businesses of our customers, may become subject to increased taxation, which could harm our financial results either directly or by forcing our customers to scale back their operations and use of our services in order to maintain their operations. In addition, the laws relating to the liability of private network operators for information carried on or disseminated through their networks are unsettled, both in the United States and abroad. Network operators have been sued in the past, sometimes successfully, based on the content of material disseminated through their networks. We may become subject to legal claims such as defamation, invasion of privacy and copyright infringement in connection with content stored on or distributed through our network. In addition, our reputation could suffer as a result of our perceived association with the type of content that some of our customers deliver. If we need to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our financial results could be negatively affected.

If we are required to seek additional funding, such funding may not be available on acceptable terms or at all.

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenue, increased expenses, increase investment in capital equipment or the acquisition of significant businesses or technologies. We believe that our cash, plus cash from operations and the proceeds from this offering will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. However, we may need funding before such time. If we do need to obtain funding, it may not be available on commercially reasonable terms or at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we were able to find outside funding sources, we might be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We might also be required to take other actions that could lessen the value of our common stock, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely.

Our business requires the continued development of effective business support systems to support our customer growth and related services.

The growth of our business depends on our ability to continue to develop effective business support systems. This is a complicated undertaking requiring significant resources and expertise. Business support systems are needed for:

•	implementing customer orders for services;

•	delivering these services; and

•	timely billing for these services.

Because our business plan provides for continued growth in the number of customers that we serve and services offered, there is a need to continue to develop our business support systems on a schedule sufficient to meet proposed service rollout dates. The failure to continue to develop effective business support systems could harm our ability to implement our business plans and meet our financial goals and objectives.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our operating results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of existing accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, our recent adoption of SFAS 123R in 2006 has increased the amount of stock-based compensation expense we record. This, in turn, has impacted our results of operations for the periods since this adoption and has made it more difficult to evaluate our recent financial results relative to prior periods.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant accounting and other expenses that we did not incur as a private company. These expenses include increased accounting, legal and other professional fees, insurance premiums, investor relations costs, and costs associated with compensating our independent directors. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Market, impose additional requirements on public companies, including requiring changes in corporate governance practices. For example, the listing requirements of the Nasdaq Global Market require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to identify and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

We must ensure that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis. We will be required to spend considerable effort on establishing and maintaining our internal controls, which will be costly and time-consuming and will need to be re-evaluated frequently. We have very limited experience in designing and testing our internal controls. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually being subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting. In addition, we will be required to file a report by our independent registered public accounting firm addressing these assessments beginning with our Annual Report on Form 10-K for the year ended December 31, 2008. Both we and our independent auditors will be testing our internal controls in anticipation of being subject to Section 404 requirements and, as part of that documentation and testing, may identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls may entail substantial costs to modify our existing financial and accounting systems, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or a consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our services.

Increasing our customer base and achieving broader market acceptance of our services will depend to a significant extent on our ability to expand our sales and marketing operations. Historically, we have concentrated our sales force at our headquarters in Tempe, Arizona. However, we have recently begun building a field sales force to augment our sales efforts and to bring our sales personnel closer to our current and potential customers. Developing such a field sales force will be expensive and we have limited knowledge in developing and operating a widely dispersed sales force. As a result, we may not be successful in developing an effective sales force, which could cause our results of operations to suffer.

We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of direct sales personnel. We have expanded our sales and marketing personnel from a total of 13 at December 31, 2004 to 84 at April 30, 2007. New hires require significant training and, in most cases, take a significant period of time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenue.

If the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may be adversely affected.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments about, among other things, taxes, revenue recognition, share-based compensation costs, contingent obligations and doubtful accounts. These estimates and judgments affect the reported amounts of our assets, liabilities, revenue and expenses, the amounts of charges accrued by us, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and at the time they are made. If our estimates or the assumptions underlying them are not correct, we may need to accrue additional charges that could adversely affect our results of operations, investors may lose confidence in our ability to manage our business and our stock price could decline.

As part of our business strategy, we may acquire businesses or technologies and may have difficulty integrating these operations.

We may seek to acquire businesses or technologies that are complementary to our business. Acquisitions involve a number of risks to our business, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. Any inability to integrate operations or personnel in an efficient and timely manner could harm our results of operations. We do not have prior experience as a company in this complex process of acquiring and integrating businesses. If we are not successful in completing acquisitions that we may pursue in the future, we may be required to reevaluate our business strategy, and we may incur substantial expenses and devote significant management time and resources without a productive result. In addition, future acquisitions will require the use of our available cash or dilutive issuances of securities. Future acquisitions or attempted acquisitions could also harm our ability to achieve profitability. We may also experience significant turnover from the acquired operations or from our current operations as we integrate businesses.

Risks Related to this Offering

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading prices of the securities of technology companies have been highly volatile. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	commencement or resolution of, or our involvement in, litigation, particularly our current litigation with Akamai and MIT;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	the gain or loss of significant customers;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could cause the value of your investment in our common stock to decline. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management’s attention and resources. This could harm our business and cause our operating results and financial condition to suffer.

Our securities have no prior market and our stock price may decline after the offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock listed on the Nasdaq Global Market, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. Our company, the representatives of the underwriters and our qualified independent underwriter have negotiated to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock in the public stock market after this offering. After this offering, we will have 79,433,587 outstanding shares of common stock based on the number of shares outstanding as of March 31, 2007. This includes 16,000,000 shares being sold in this offering, all of which may be resold in the public market immediately following this offering. The remaining 63,433,587 shares, or approximately 80% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below:

Number of
shares and
percentage of
total outstanding	Date available for sale into public market

16,000,000 shares, or 20%	Immediately after this offering.
63,335,502 shares, or 80%	Generally, 180 days after the date of this prospectus due to lock-up agreements between certain of the holders of these shares and the underwriters and to contractual arrangements between the other holders of these shares and us, subject to a potential extension under certain circumstances.
98,085 shares, or less than 1%	At various dates more than 180 days after the date of this prospectus.

After this offering and the expiration of the lock-up period, the holders of an aggregate of 43,638,255 shares of our common stock as of March 31, 2007, including entities affiliated with one of our lead underwriters for this offering, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the issuance of all shares of common stock that we have issued and may issue under our option plans. Once we register the issuance of these shares, they can be freely sold in the public market upon issuance. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

If securities or industry analysts do not actively follow our business or if they publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 66% of our outstanding common stock, including approximately 38% beneficially owned by investment entities affiliated with Goldman, Sachs & Co., our co-lead underwriter in this offering, in each case assuming no exercise of the underwriters’ option to purchase additional shares from us. These amounts compare to approximately 20% of our outstanding common stock represented by the shares sold in this offering, also assuming no exercise of the underwriters’ option to purchase additional shares from us. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Because affiliates of the co-lead underwriter for this offering hold a substantial equity interest in us, the co-lead underwriter for this offering may have interests that conflict with yours as an investor in our common stock.

In July 2006, we completed the sale of our Series B preferred stock to certain investors, after which sale certain entities affiliated with Goldman, Sachs & Co., the co-lead underwriter for this offering, held approximately 45% of the outstanding shares of our capital stock, and will hold approximately 38% after the completion of this offering. Because affiliates of Goldman, Sachs & Co. own more than 10% of our outstanding capital stock, Goldman, Sachs & Co. is deemed to be an affiliate of ours under Rule 2720(b)(1) of the NASD Conduct Rules and, therefore, the underwriters for this offering may also be deemed to have a conflict of interest under Rule 2720 of the NASD Conduct Rules. Accordingly, this offering will be made in compliance with the applicable NASD Conduct Rules, which require that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Morgan Stanley & Co. Incorporated is serving in that capacity. We cannot assure you that the use of a qualified independent underwriter will be sufficient to eliminate any actual or potential conflicts of interest. For more information regarding the role of the qualified independent underwriter in this offering and other relationships we and our affiliates have with the underwriters, we refer you to the disclosure under the heading, “Underwriting.”

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $12.36 per share, based on the initial public offering price of $15.00 per share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their option to purchase additional shares from us or if we issue additional equity securities, you will experience additional dilution.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws, which will be in effect as of the closing of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a majority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws.

For more information regarding these and other provisions, see the section titled “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies, or the repayment of all or a portion of our outstanding credit facility. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects and plans and objectives of management are forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to establish and maintain intellectual property rights, including the timing and potential consequences of our current lawsuit with Akamai and MIT;

•	our expectations regarding our expenses, sales and operations;

•	our ability to attract and retain customers;

•	our ability to anticipate market needs or develop new or enhanced services to meet those needs;

•	our ability to manage growth and to expand our infrastructure;

•	our ability to manage expansion into international markets and new industries;

•	our ability to hire and retain key personnel;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to successfully identify and manage any potential acquisitions; and

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing.

The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. The forward-looking statements in this prospectus relate only to events as of the date on which the statements were made. We do not assume any obligation to update any forward-looking statements, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $172.0 million from the sale of the shares of common stock offered in this offering, based on the initial public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds will be approximately $205.5 million. We will not receive any proceeds from the sale of shares of common stock in this offering by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares.

The principal purposes for this offering are to fund our capital expenditures for network and other equipment, to increase our working capital, to create a public market for our common stock, to increase our ability to access the capital markets in the future, to provide liquidity for our existing stockholders, to repay certain indebtedness and for general corporate purposes. We currently anticipate making aggregate capital expenditures of approximately $35.0 million to $45.0 million in each of 2007 and 2008, which will be funded by a combination of our cash and cash equivalents, expected cash flows from operations and the net proceeds of this offering. In addition, we intend to use a portion of the proceeds of this offering to repay the outstanding balance under our credit facility with Silicon Valley Bank, which we have historically used for working capital requirements. This credit facility carries a variable interest rate based on the prime or LIBOR rate ranging from 0% to 3.25% over the applicable rate and has maturation dates ranging from 2007 to 2011. At March 31, 2007, the outstanding balance under our credit facility with Silicon Valley Bank equalled approximately $23.8 million.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or services, or to obtain rights to such complementary technologies. We have no commitments with respect to any such acquisitions or investments. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our unaudited cash, cash equivalents and capitalization as of March 31, 2007. Our cash, cash equivalents and capitalization is presented:

•	on an actual basis;

•	on a pro forma basis reflecting the filing of our amended and restated certificate of incorporation and the conversion of each outstanding share of preferred stock into one share of common stock upon the closing of this offering; and

•	On a pro forma as-adjusted basis to give effect to the sale of shares of common stock by us in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by us.

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes beginning on page F-1.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands, except share
	and per share data)

Cash and cash equivalents	$12,749	$12,749	$184,724

Long-term debt, less current portion (net of discount of $417)	$20,640	$20,640	$20,640
Stockholders’ equity:
Undesignated preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 7,500,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Convertible preferred stock, $0.001 par value; 49,971,000 shares authorized, 44,940,261 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	45	—	—
Common stock, $0.001 par value; 120,150,000 shares authorized, 21,993,326 shares issued and outstanding, actual; 150,000,000 shares authorized, pro forma and pro forma as adjusted; 66,933,587 shares issued and outstanding, pro forma; 79,433,587 shares issued and outstanding, pro forma as adjusted	22	67	79
Additional paid-in capital	47,945	47,945	219,908
Accumulated other comprehensive loss	(198)	(198)	(198)
Accumulated deficit	(9,489)	(9,489)	(9,489)

Total stockholders’ equity	38,325	38,325	210,300

Total capitalization	$58,965	$58,965	$230,940

The number of pro forma as-adjusted shares of common stock shown as issued and outstanding is based on the number of shares of our common stock outstanding as of March 31, 2007 and excludes:

•	6,159,627 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 with a weighted average exercise price of $2.94 per share;

•	1,757,828 shares of common stock reserved for future issuance under our Amended and Restated 2003 Incentive Compensation Plan as of March 31, 2007, plus an additional 500,000 shares that we reserved for issuance under this plan in April 2007; and

•	7,500,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan adopted in April 2007, subject to future adjustment as more fully described in “Management — Employee Benefit Plans.”

In addition, the above information excludes 3,304,209 shares of common stock issuable upon the exercise of stock options granted subsequent to March 31, 2007 with a weighted average exercise price of $10.10 per share.

DILUTION

Our net tangible book value as of March 31, 2007 was $37.5 million, or $0.56 per share of pro forma common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding including shares of common stock issued upon the conversion of all outstanding shares of our preferred stock. Dilution in pro forma as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered by us at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been $209.4 million, or $2.64 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.08 per share to existing stockholders and an immediate dilution of $12.36 per share to new investors in our common stock. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2007, before giving effect to this offering	$0.56

Increase in pro forma net tangible book value per share attributable to new investors	2.08

Pro forma as adjusted net tangible book value per share after giving effect to this offering		2.64

Dilution per share to new investors in this offering		$12.36

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $2.97 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $12.03 per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2007 and after giving effect to the offering, based on the initial public offering price of $15.00 per share, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	66,933,587	84.3%	$133,103,000	41.5%	$1.99
New investors	12,500,000	15.7	187,500,000	58.5	15.00

Total	79,433,587	100.0%	$320,603,000	100.0%

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 77.5% and our new investors would own 22.5% of the total number of shares of our common stock outstanding after this offering.

The above discussion and tables assume no purchase of 6,159,627 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 with a weighted-average exercise price of approximately $2.94 per share. If all of these options were exercised, then:

•	pro forma as adjusted net tangible book value per share would increase from $2.64 to $2.66, resulting in a decrease in dilution to new investors of $0.02 per share;

•	our existing stockholders, including the holders of these options, would own 85.4% and our new investors would own 14.6% of the total number of shares of our common stock outstanding upon the completion of this offering; and

•	our existing stockholders, including the holders of these options, would have paid 44.6% of total consideration, at an average price per share of $2.07, and our new investors would have paid 55.4% of total consideration.

The above discussion and tables also assume no purchase of 3,304,209 shares of common stock issuable upon the exercise of stock options granted subsequent to March 31, 2007 with a weighted average exercise price of $10.10 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables provide our selected consolidated financial data. The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2004 was derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2006 and 2007, and the selected consolidated balance sheet data as of March 31, 2007, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited selected consolidated financial data as of March 31, 2007 and for the three months ended March 31, 2006 and 2007 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of this data in all material respects. During the period from June 2001 through August 2003, we operated as a limited liability company. The share count and per share information for 2003 represents the end-of-year share count of the corporation. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Limelight Networks, LLC		Limelight Networks, Inc.
		Eight Months	Four Months
	Year Ended	Ended	Ended				Three Months Ended
	December 31,	August 31,	December 31,	Year Ended December 31,			March 31,
	2002	2003	2003	2004	2005	2006	2006	2007
							(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$1,908	$3,353	$1,677	$11,192	$21,303	$64,343	$10,838	$22,876
Cost of revenue:
Cost of services(1)	1,164	1,909	954	4,834	9,037	25,662	3,807	9,809
Depreciation — network	108	168	84	775	2,851	10,316	1,473	4,688

Total cost of revenue	1,272	2,077	1,038	5,609	11,888	35,978	5,280	14,497

Gross profit	636	1,277	638	5,583	9,415	28,365	5,558	8,379
Operating expenses:
General and administrative(1)	798	866	432	2,147	4,107	18,274	1,571	8,136
Sales and marketing(1)	708	689	345	2,078	3,078	6,841	1,034	3,018
Research and development(1)	52	101	51	231	462	3,151	321	1,285
Depreciation and amortization	23	25	13	69	100	226	28	137

Total operating expenses	1,581	1,681	840	4,525	7,747	28,492	2,954	12,576

Operating income (loss)	(945)	(404)	(202)	1,058	1,668	(127)	2,604	(4,197)
Other income (expense):
Interest expense	(45)	(46)	(23)	(189)	(955)	(1,782)	(505)	(585)
Interest income	—	—	—	1	—	208	—	89
Other income (expense)	—	11	6	(48)	(16)	175	—	—

Total other income (expense)	(45)	(35)	(17)	(236)	(971)	(1,399)	(505)	(496)

Income (loss) before income taxes	(990)	(439)	(219)	822	697	(1,526)	2,099	(4,693)
Income tax expense (benefit)(2)	—	(34)	(17)	306	300	2,187	829	(258)

Net income (loss)	$(990)	$(405)	$(202)	$516	$397	$(3,713)	$1,270	$(4,435)

Net income (loss) allocable to common stockholders			$(607)	$317	$185	$(3,713)	$1,245	$(4,435)

Net income (loss) per common share:
Net income (loss) per common share — basic			$(0.02)	$0.01	$0.01	$(0.15)	$0.04	$(0.20)

Net income (loss) per common share — diluted			$(0.02)	$0.01	$0.00	$(0.15)	$0.03	$(0.20)

	Limelight Networks, LLC		Limelight Networks, Inc.
		Eight Months	Four Months
	Year Ended	Ended	Ended				Three Months Ended
	December 31,	August 31,	December 31,	Year Ended December 31,			March 31,
	2002	2003	2003	2004	2005	2006	2006	2007
							(unaudited)
	(in thousands, except per share data)
Weighted average shares used in calculating net income (loss) per common share — basic			34,618	34,688	34,737	25,592	35,188	21,886

Weighted average shares used in calculating net income (loss) per common share — diluted			38,420	38,957	40,526	25,592	42,951	21,886

(1)	Includes stock-based compensation as follows:

	Limelight Networks, LLC		Limelight Networks, Inc.
		Eight Months	Four Months
	Year Ended	Ended	Ended				Three Months Ended
	December 31,	August 31,	December 31,	Year Ended December 31,			March 31,
	2002	2003	2003	2004	2005	2006	2006	2007
							(unaudited)
	(in thousands)
Cost of services	$—	$—	$—	$—	$—	$459	$29	$242
General and administrative	—	—	—	14	94	6,686	21	4,242
Sales and marketing	—	—	—	—	—	329	38	235
Research and development	—	—	—	—	—	1,660	24	851

Total	$—	$—	$—	$14	$94	$9,134	$112	$5,570

(2)	In 2006, approximately $7.6 million in stock-based compensation expense was not deductible for tax purposes by us, which resulted in us incurring income tax expense despite our having generated a loss before income taxes in this period. We expect to continue to incur non-deductible stock-based compensation expense in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Basis of Presentation — Income Tax Expense.”

	Limelight
	Networks, LLC	Limelight Networks, Inc.
	December 31,					March 31,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25	$97	$536	$1,536	$7,611	$12,749
Working capital (deficit)	(1,122)	(636)	(695)	(1,827)	14,033	15,390
Property and equipment, net	440	1,080	3,018	11,986	41,784	42,535
Total assets	735	2,127	5,718	19,583	73,928	79,123
Long-term debt, less current portion	—	—	461	8,809	20,415	20,640
Convertible preferred stock	—	3	7	7	45	45
Total stockholders’ equity	857	174	1,239	1,823	36,589	38,325

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements, which are based on current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We were founded in 2001 as a provider of content delivery network, or CDN, services to deliver rich media over the Internet. We began development of our infrastructure in 2001 and began generating meaningful revenue in 2002. As of May 2007, we had approximately 800 customers worldwide. Since inception, we have grown our revenue to $64.3 million in 2006 and $22.9 million in the three months ended March 31, 2007. We achieved full-year profitability for the first time in 2004, and we were again profitable on a full-year basis in 2005. During 2006 and in the three months ended March 31, 2007, we were unprofitable primarily due to an increase in our stock-based compensation and litigation expenses.

We primarily derive revenue from the sale of CDN services to our customers. These services include delivery of digital media, including video, music, games, software and social media. We generate revenue by charging customers on a per-gigabyte basis, or on a variable basis based on peak delivery rate for a fixed period of time, as our services are used.

The following table sets forth our historical operating results, as a percentage of revenue for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Consolidated Statement of Operations Data:
Revenue	100%	100%	100%	100%	100%
Cost of revenue:
Cost of services	43	42	40	35	43
Depreciation — network	7	13	16	14	20

Total cost of revenue	50	56	56	49	63

Gross margin	50	44	44	51	37
Operating expenses:
General and administrative	19	19	28	14	36
Sales and marketing	19	14	11	10	13
Research and development	2	2	5	3	6
Depreciation and amortization	1	1	—	—	1

Total operating expenses	41	36	44	27	55

Operating income (loss)	9	8	—	24	(18)
Other income (expense):
Interest expense	(2)	(5)	(3)	(5)	(3)
Interest income	—	—	1	—	—
Other income (expense)	—	—	—	—	—

Total other income (expense)	(2)	(5)	(2)	(5)	(3)

Income (loss) before income taxes	7	3	(2)	19	(21)
Income tax expense (benefit)	3	1	4	8	(1)

Net income (loss)	4%	2%	(6)%	12%	(19)%

We have observed a number of trends in our business that are likely to have an impact on our financial condition and results of operations in the foreseeable future. Traffic on our network has grown in the last three years. This traffic growth is the result of growth in the number of new contracts, as well as growth in the traffic delivered to existing customers. Our near-exclusive focus is on providing CDN services, which we consider to be our sole industry segment.

Historically, we have derived a small portion of our revenue from outside of the United States. Our international revenue has grown recently, and we expect this trend to continue as we focus on our strategy of expanding our network and customer base internationally. For 2005 and 2006, 5% and 8%, respectively, of our revenue was derived outside of the United States, of which nearly all was derived from operations in Europe. We generated no revenue from outside the United Sates in 2004. We expect foreign revenue in 2007 will grow in absolute dollars and as a percentage of total revenue from what we have experienced historically. Our business is managed as a single geographic segment, and we report our financial results on this basis.

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. For example, in 2006, revenue generated from sales to our top 10 customers, in terms of revenue, accounted for approximately 54% of our total revenue. One of these top 10 customers, CDN Consulting, which acted as a reseller of our services primarily to MySpace.com, represented approximately 21% of our total revenue for that period. In the quarter ended March 31, 2007, sales to this reseller declined to approximately 2% of our revenue, and prospectively, we do not expect sales to this reseller to be at levels comparable to those achieved in 2006. In 2005, no single customer accounted for more than 10% of our revenue, and in 2004, MusicMatch accounted for 13% of our revenue. We anticipate customer concentration levels will decline compared to prior years as our customer base continues to grow and diversify. In addition to selling to our direct customers, we maintain relationships with a number of resellers that purchase our services and charge a mark-up to their end customers. Revenue generated from sales to direct and reseller customers accounted for approximately 79% and 21% of our revenue in 2006 and approximately 98% and 2% of our revenue in the quarter ended March 31, 2007, respectively.

In addition to these revenue-related business trends, our cost of revenue as a percentage of revenue has risen since 2004 primarily related to increased depreciation associated with increased investments to build out the capacity of our network. This increase, however, has been partially offset by a reduction in the cost of bandwidth as a percentage of revenue. Operating expense has increased in absolute dollars each period as revenue has increased. Beginning in the second half of 2006, these increases accelerated due to stock-based compensation and litigation-related expenses.

We make our capital investment decisions based upon careful evaluation of a number of variables, such as the amount of traffic we anticipate on our network, the cost of the physical infrastructure required to deliver that traffic, and the forecasted capacity utilization of our network. Our capital expenditures have increased substantially over time, in particular as we purchased servers and other computer equipment associated with our network build-out. For example, in 2004, 2005 and 2006, we made capital expenditures of $2.6 million, $10.9 million and $40.6 million, respectively. The substantial increase in capital expenditures in 2006, in particular, was related to a significant increase in our network capacity, reflecting our expectation for additional demand for our services. In the future, we expect these investments to be generally consistent in absolute dollars with our expenditures in 2006 and to decrease as a percentage of total revenue.

A significant portion of our historical capital expenditures involved related party transactions, in which we expended an aggregate of $2.1 million, $7.4 million and $29.9 million on server hardware in 2004, 2005 and 2006, respectively, from a supplier owned by one of our founders. This founder has recently divested himself of his ownership position in this supplier. In other transactions unrelated to this supplier relationship, we have also generated revenue from certain customers that are entities related to certain of our founders. The aggregate amounts of revenue derived from these related party transactions were $0.2 million, $0.2 million and $0.3 million in 2004, 2005 and 2006, respectively. We believe that all of our related party transactions reflected arm’s length terms.

We are currently engaged in litigation with one of our principal competitors, Akamai Technologies, Inc., or Akamai, and its licensor, the Massachusetts Institute of Technology, or MIT, in which these parties have alleged that we are infringing three of their patents. Although no trial date has been set, based on the schedule currently in place, we believe this case will go to trial in 2008. Our legal and other expenses associated with this case have been significant to date, including aggregate expenditures of $3.1 million in 2006. We have reflected the full amount of these litigation expenses in our 2006 general and administrative expenses, as reported in our consolidated statement of operations. We expect that these expenses will continue to remain significant and may increase as a trial date approaches. We expect to offset one-half of the cash impact of these litigation expenses through the availability of an escrow fund established in connection with our Series B preferred stock financing. This escrow account was established with an initial balance of approximately $10.1 million to serve as security for the indemnification obligations of our stockholders tendering shares in that financing. In May 2007, we, the tendering stockholders and the Series B preferred stock investors agreed to a clarification of this escrow arrangement in order to reflect the parties’ original intent and it does not reflect a reassessment of our risks, including those associated with our litigation with Akamai. As a result, $3.7 million of the escrow account will be distributed to the tendering stockholders upon the closing of this offering, and the balance will remain available thereafter for future claims until either the funds are exhausted or we confirm that we do not expect to submit additional claims. As of the closing of this offering, approximately $3.3 million will remain in the escrow account. The escrow account will be drawn down as we incur Akamai-related litigation expenses. Any cash reimbursed from this escrow account will be recorded as additional paid-in capital. The cash offset from the litigation expense funded through the escrow account is recorded on our balance sheet in paid-in capital.

We were profitable in 2004 and 2005. During 2006, we became unprofitable primarily due to an increase in our stock-based compensation expense, which increased from $0.1 million in 2005 to $9.1 million in 2006, and litigation expenses of $3.2 million. The significant increase in stock-based compensation reflects an increase in the level of option and restricted stock grants coupled with a significant increase in the fair market value per share at the date of grant.

Our future results will be affected by many factors identified below and in the section of this prospectus entitled “Risk Factors,” including our ability to:

•	increase our revenue by adding customers and limiting customer cancellations and terminations, as well as increasing the amount of monthly recurring revenue that we derive from our existing customers;

•	manage the prices we charge for our services, as well as the costs associated with operating our network;

•	successfully manage our litigation with Akamai and MIT to conclusion; and

•	prevent disruptions to our services and network due to accidents or intentional attacks.

As a result, we cannot assure you that we will achieve our expected financial objectives, including positive net income.

Basis of Presentation

Revenue

We primarily derive revenue from the sale of CDN services to our customers. These services include delivery of digital media, including video, music, games, software and social media. We generate revenue by charging customers on a per-gigabyte basis, or on a variable basis based on peak delivery rate for a fixed period of time, as our services are used. Our customer agreements relating to these recurring services generally have a term of one to three years. However, some of our contracts with large customers operate on a month-to-month basis. The majority of our agreements generally commit the customer to a minimum monthly level of usage and provide the rate at which the customer must pay for actual usage above the monthly minimum. Our customer agreements typically renew automatically at the end of the initial term for an additional period unless the customer elects not to renew. Based on service usage experience, we and our customers often negotiate revised monthly minimum usage levels or other modified services or terms during a commitment period. For example, in exchange for increased minimum usage levels, we often agree to a reduced per-gigabyte pricing structure. Historically, we have derived substantially all of our revenue from these recurring service arrangements, which accounted for 94%, 98% and 99% of our revenue in 2004, 2005 and 2006, respectively.

Cost of Revenue

Cost of revenue consists of costs related to the delivery of services, as well as the depreciation costs associated with our network. Costs related to the delivery of our services include:

•	fees related to bandwidth provided by network operators;

•	fees paid for the lease of private line capacity for our backbone;

•	fees paid for co-location services, which are the housing of servers in third-party data centers;

•	network operations employee costs, including stock-based compensation expense; and

•	costs associated with licenses.

We enter into contracts with third-party network and data center providers, with terms typically ranging from several months to several years. Our contracts related to bandwidth provided by network operators generally commit us to pay either a fixed monthly fee or monthly fees plus additional fees for bandwidth usage above a contracted level. Our master contract with Global Crossing provides for the lease of private lines of varying capacity for our backbone, at fixed monthly fees with commitments ranging from 2 to 3 years. In addition to purchasing services from communications providers, we connect directly to many Internet service providers, or ISPs, generally without either party paying the other. This industry practice, known as peering, benefits us by allowing us to place content objects directly on user access networks, which helps us provide higher performance delivery for our customers. This practice also benefits the ISP and its customers by allowing them to receive improved content delivery through our local servers. We do not consider these relationships to represent the culmination of an earnings process. Accordingly, we do not recognize as revenue the value to the ISPs associated with the use of our servers nor do we recognize as expense the value of the bandwidth received at discounted or no cost.

During 2006, we continued to reduce our network bandwidth costs per gigabyte transferred by entering into new supplier contracts with lower pricing and amending existing contracts to take advantage of price reductions from our existing suppliers. However, due to increased traffic delivered over our network, our total bandwidth costs increased during 2006. We anticipate our overall bandwidth costs will continue to increase in absolute dollars as a result of expected higher traffic levels, partially offset by continued reductions in bandwidth costs per unit. We expect that our overall bandwidth costs as a percentage of revenue will remain relatively consistent with our historical results. If we do not experience lower per unit bandwidth pricing and we are unsuccessful at effectively routing traffic over our network through lower cost providers, network bandwidth costs could increase in excess of our expectations in future periods.

Depreciation expense related to our network equipment has increased over time due to additional equipment purchases, particularly those in 2006. We anticipate depreciation expense related to our network equipment will continue to increase in 2007 in absolute dollars and as a percentage of revenue due to full year depreciation on 2006 purchases and depreciation on additional purchases expected to be made in 2007. In 2008 and 2009, we expect that depreciation expense will increase in absolute dollars and decrease as a percentage of revenue.

In total, we believe our cost of revenue will increase in 2007 in both absolute dollars and as a percentage of revenue. Thereafter, we expect that the cost of revenue will increase in absolute dollars but could potentially decrease as a percentage of revenue. We expect to deliver more traffic on our network, which would result in higher expenses associated with the increased traffic; however, such costs are likely to be partially offset by lower bandwidth costs per unit. Additionally, we expect increases in depreciation expense related to our network equipment, as well as an increase in payroll and payroll-related costs, as we continue to make investments in our network to service our expanding customer base.

General and Administrative Expense

General and administrative expense consists primarily of the following components:

•	payroll and related costs, including stock-based compensation expense for executive, finance, business applications, human resources and other administrative personnel;

•	fees for professional services and litigation expenses; and

•	other expenses such as insurance, allowance for doubtful accounts and corporate office rent.

We expect our general and administrative expense to increase in 2007 in absolute dollars and remain relatively consistent with prior periods as a percentage of revenue due to increased stock-based compensation expense on equity grants made in the later part of 2006, payroll and related costs attributable to increased hiring, continued costs associated with ongoing litigation, as well as increased accounting and legal and other costs associated with public reporting requirements and compliance with the requirements of the Sarbanes-Oxley Act of 2002. In 2008 and in the longer term, we expect our general and administrative expense to decrease as a percentage of revenue.

Sales and Marketing Expense

Sales and marketing expense consists primarily of payroll and related costs, including stock-based compensation expense and commissions for personnel engaged in marketing, sales and service support functions, as well as advertising, promotional and travel expenses.

We anticipate our sales and marketing expense will continue to increase in future periods in absolute dollars and as a percentage of revenue due to an expected increase in commissions on higher forecast sales, the expected increase in hiring of sales and marketing personnel, increases in stock-based compensation expense and additional expected increases in marketing costs such as advertising.

Research and Development Expense

Research and development expense consists primarily of payroll and related costs and stock-based compensation expense associated with the design, development, testing and certification of the software, hardware and network architecture of our CDN. Research and development costs are expensed as incurred.

We anticipate our research and development expense will increase in future periods in absolute dollars and as a percentage of revenue due to increased stock-based compensation expense as well as increased payroll and related costs associated with continued hiring of research development personnel and investments in our core technology and refinements to our other service offerings.

Non-Network Depreciation Expense

Non-network depreciation expense consists of depreciation on equipment and furnishing used by general administrative, sales and marketing and research and development personnel.

Interest Expense

Interest expense includes interest paid on our debt obligations as well as amortization of deferred financing costs.

Interest Income

Interest income includes interest earned on invested cash balances and cash equivalents. We anticipate interest income will increase in 2007 in absolute dollars due to an increase in the cash balances and cash equivalents resulting from proceeds of this offering and operating cash flow we expect to generate during the year.

Other Income (Expense)

Our other income consists primarily of gains or losses from the disposal of assets.

Income Tax Expense (Benefit)

Income tax expense depends on the statutory rate in the countries where we sell our services as well as the expenses in any year that are not deductible in those jurisdictions. Historically, we have primarily been subject to taxation in the United States because we have sold the majority of our services to customers in the United States. In the future, we intend to further expand our sales of services to customers located outside the United States, in which case we would become further subject to taxation based on the foreign statutory rates in the countries where these sales took place, and our effective tax rate could fluctuate accordingly.

In 2006, approximately $7.6 million of stock-based compensation expense was not deductible for tax purposes by us, as certain executives and other employees made tax elections which established tax bases in these awards granted at lower than the fair value recognized within the financial statements. This permanent difference was material to our pre-tax net loss for the year of $1.5 million. Future non-tax deductible expenses related to equity awards granted in 2006 are expected to be $9.0 million, $2.4 million, $2.4 million and $2.0 million for 2007, 2008, 2009 and 2010, respectively, based upon the unvested portion of the equity awards outstanding at December 31, 2006, and the anticipated vesting at that time.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flow and related disclosure of contingent assets and liabilities. Our estimates include those related to revenue recognition, accounts receivable reserves, income and other taxes, stock-based compensation and equipment and contingent obligations. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We define our “critical accounting policies” as those U.S. generally accepted accounting principles that require us to make subjective estimates about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific manner in which we apply those principles. Our estimates are based upon assumptions and judgments about matters that are highly uncertain at the time the accounting estimate is made and applied and require us to continually assess a range of potential outcomes.

Revenue Recognition

We recognize service revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition,” and the Financial Accounting Standards Board’s, or FASB, Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

At the inception of a customer contract for service, we make an assessment of that customer’s ability to pay for the services provided. If we subsequently determine that collection from the customer is not reasonably assured, we record an allowance for doubtful accounts and bad debt expense for all of that customer’s unpaid invoices and cease recognizing revenue for continued services provided until cash is received. Changes in our estimates and judgments about whether collection is reasonably assured would change the timing of revenue or amount of bad debt expense that we recognize.

We primarily derive income from the sale of CDN services to customers. For these services, we recognize the monthly minimum as revenue each month provided that an enforceable contract has been signed by both parties, the service has been delivered to the customer, the fee for the service is fixed or determinable and collection is reasonably assured. Should a customer’s usage of our service exceed the monthly minimum, we recognize revenue for such excess usage in the period of the usage. We typically charge the customer an installation fee when the services are first activated. The installation fees are recorded as deferred revenue and recognized as revenue ratably over the estimated life of the customer arrangement. We also derive income from services sold as discrete, non-recurring events or based solely on usage. For these services, we recognize revenue after an enforceable contract has been signed by both parties, the fee is fixed or determinable, the event or usage has occurred and collection is reasonably assured.

We periodically enter into multi-element arrangements. When we enter into such arrangements, each element is accounted for separately over its respective service or delivery period, provided that there is objective evidence of fair value for the separate elements. For example, objective evidence of fair value would include the price charged for the element when sold separately. If the fair value of each element cannot be objectively determined, the total value of the arrangement is recognized ratably over the entire service period to the extent that all services have begun to be provided at the outset of the period.

We license software under perpetual and term license agreements. In such cases, we apply the provisions of Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. As prescribed by this guidance, we apply the residual method of accounting. The residual method requires that the portion of the total arrangement fee attributable to undelivered elements, as indicated by vendor specific objective evidence of fair value, be deferred and subsequently recognized when delivered. The difference between the total arrangement fee and the amount deferred for the undelivered elements are recognized as revenue related to the delivered elements, if all other revenue recognition criteria of SOP 97-2 are met.

We also sell our services through a reseller channel. Assuming all other revenue recognition criteria are met, we recognize revenue from reseller arrangements over the term of the contract, based on the reseller’s contracted non-refundable minimum purchase commitments plus amounts sold by the reseller to its customers in excess of the minimum commitments. These excess commitments are recognized as revenue in the period in which the service is provided. We recognize revenue under these agreements on a net or gross basis, depending on the terms of the arrangement, in accordance with EITF 99-19 Recording Revenue Gross as a Principal Versus Net as an Agent.

From time to time, we enter into contracts to sell our services or license our technology to unrelated companies at or about the same time we enter into contracts to purchase products or services from the same companies. If we conclude that these contracts were negotiated concurrently, we record as revenue only the net cash received from the vendor, unless both the fair values of our services delivered to the customer and of the vendor’s product or service we receive can be established objectively and realization of such value is believed to be probable.

We may from time to time resell licenses or services of third parties. We record revenue for these transactions when we have risk of loss related to the amounts purchased from the third party and we add value to the license or service, such as by providing maintenance or support for such license or service. If these conditions are present, we recognize revenue when all other revenue recognition criteria are satisfied.

Deferred revenue includes amounts billed to customers for which revenue has not been recognized. Deferred revenue primarily consists of the unearned portion of monthly billed service fees, deferred installation and activation set-up fees and amounts billed under extended payment terms. Deferred revenue was not material to total liabilities or total revenues during prior years.

Accounts Receivable and Related Reserves

Trade accounts receivable are recorded at the invoiced amounts and do not bear interest. We record reserves as a reduction of our accounts receivable balance. Estimates are used in determining these reserves and are based upon our review of outstanding balances on a customer-specific, account-by-account basis. These estimates could change significantly if our customers’ financial condition changes or if the economy in general deteriorates. The allowance for doubtful accounts is based upon a review of customer receivables from prior sales with collection issues where we no longer believe that the customer has the ability to pay for prior services provided. We perform on-going credit evaluations of our customers. If such an evaluation indicates that payment is no longer reasonably assured for current services provided, any future services provided to that customer will result in the deferral of revenue until payment is made or we determine payment is reasonably assured. In addition, we recorded a reserve for service credits. Reserves for service credits are measured based on an analysis of credits to be issued after the month of billing related to management’s estimate of the resolution of customer disputes and billing adjustments. We do not have any off-balance sheet credit exposure related to our customers.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options pursuant to Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under this method, compensation expense was recorded for stock options granted prior to January 1, 2006 using the minimum value method.

The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors. Because there has been no public market for our common stock, our board has determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, including our sales of preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of our capital stock, trends in the broader e-commerce market and other similar technology stocks. Beginning in July 2006, our board began receiving contemporaneous valuations performed by an unrelated valuation specialist.

In connection with the preparation of the financial statements necessary for a planned registration of shares with the Securities and Exchange Commission and based in part on the preliminary valuation information presented by the underwriters selected for the planned offering, we reassessed the estimated accounting fair value of common stock in light of the potential completion of this offering. The valuation methodology that most significantly impacted this reassessment of fair value was the market-based assessment of the valuation of existing comparable public companies. This methodology also de-emphasized the $260.0 million liquidation preference available to preferred stockholders in the event of a sale of our company. In determining the reassessed fair value of the common stock during 2006, we also determined it appropriate to reassess the estimate of accounting fair value for periods prior to December 31, 2006 based on operational achievements in executing against the operating plan and market trends. Because of the impact the achievement of unique milestones had on the valuation during the various points in time before the reassessment, certain additional adjustments for factors unique to us were considered in the reassessed values determined for the 12 months ended December 31, 2006 and the three months ended March 31, 2007, which impacted valuations throughout these periods. These included:

•	In July 2006, we sold a controlling interest to an investor group led by entities affiliated with Goldman, Sachs & Co. through the issuance of shares of Series B preferred stock, at a price of $3.26 per share, for total aggregate consideration of $130.0 million. As part of the transaction, we repurchased 31,320,000 shares of common stock for an aggregate net consideration of $102.1 million.

•	In the Fall of 2006, we experienced significant increased revenue as a result of new customer acquisitions and committed increases in network usage from existing customers.

•	In the fourth quarter of 2006, we appointed both a Chief Executive Officer and a Chief Financial Officer with past public company roles in a similar capacity.

•	Revenue growth in 2006 exceeded 200%, to $64.3 million compared to revenue in 2005 of $21.3 million.

•	Revenue in the first quarter of 2007 was 111% over the same period in the prior year and 6% over the fourth quarter of 2006.

Based upon the reassessment, we determined that the accounting fair value of the options granted to employees from February 1, 2006 to February 28, 2007 was greater than the exercise price for certain of those options. The comparison of the originally determined fair value and reassessed fair value is as follows for all months in which an option or restricted stock award was made:

	Original	Reassessed
	Fair Value	Fair Value
Month	Assessment	Assessment

February 2006	$0.27	$1.33
August 2006	0.27	3.51
September 2006	0.85	5.80
November 2006	0.85	6.69
December 2006	0.85	6.15	(1)
January 2007	0.85	6.33
February 2007	2.09	7.04

(1)	The December 2006 reassessed fair value per share price decreased from the November 2006 reassessed fair value per share price as a result of our experiencing a reduction of network traffic from two significant customers.

Based upon the reassessment discussed above, we determined the reassessed accounting fair value of the options to purchase 8,078,313 shares of common stock granted to employees during the period from February 1, 2006 to December 31, 2006 ranged from $1.21 to $6.25 per share. Of these shares, 1,605,000 were issued at prices ranging from $6.53 to $13.20 per share for which the impact on the fair value was small given the grants were intended to be well above fair value. As a result of the reassessed fair value of our grants of stock options and restricted stock awards, the aggregate fair value of our stock options and restricted stock awards increased $25.1 million and $10.6 million, respectively, of which $6.9 million and $1.5 million, respectively, was recognized as expense in 2006.

Subsequent to March 31, 2007, we continued to experience positive trends in new customer acquisitions and increased network usage by existing customers. As a result, we have increased the price at which we have granted options subsequent to March 31, 2007 to prices ranging up to the initial public offering price of $15.00 per share.

Stock-based compensation expense for the year ended December 31, 2006 includes the difference between the reassessed accounting fair value per share of the common stock on the date of grant and the exercise price per share and is amortized over the vesting period of the underlying options using the straight-line method. There are significant judgments and estimates inherent in the determination of the reassessed accounting fair values. For this and other reasons, the reassessed accounting fair value used to compute the stock-based compensation expense may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

As of January 1, 2006, we have adopted SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. We are required to adopt SFAS No. 123R under the prospective method, in which nonpublic entities that previously applied SFAS No. 123 using the minimum-value method, whether for financial statement recognition or pro forma disclosure purposes, would continue to account for unvested stock options outstanding at the date of adoption of SFAS No. 123R in the same manner as they had been accounted for prior to the adoption of SFAS No. 123R. That is, since we have been accounting for stock options using the minimum-value method under SFAS No. 123, we will continue to apply SFAS No. 123 in future periods to stock options outstanding at January 1, 2006. SFAS No. 123R requires measurement of all employee stock-based compensation awards using a fair-value method. The grant date fair value was determined using the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We have estimated the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which we have data. We have used judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate may have a significant effect on stock-based compensation, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute our stock-based compensation cost, or if different assumptions had been used, we may have recorded too much or too little stock-based compensation cost.

We recognize expense using the straight-line attribution method. Unrecognized stock-based compensation totaled $29.1 million at March 31, 2007, of which we expect to amortize $10.6 million over the final three quarters of 2007, $8.7 million in 2008 and the remainder thereafter based upon the scheduled vesting of the options outstanding at that time. Of these charges, approximately

$3.1 million to be amortized in the second quarter of 2007 and approximately $0.4 million to be amortized in the third quarter of 2007 relate to options granted to our four founders in connection with our Series B preferred stock financing in July 2006. We expect our stock-based compensation expense to increase in 2007 and potentially to increase thereafter as we grant additional stock options and restricted stock awards.

Contingencies

We record contingent liabilities resulting from asserted and unasserted claims against us, when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. We disclose contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts. Therefore, actual losses in any future period are inherently uncertain.

Deferred Taxes

When preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and to the extent we believe that recovery is not likely, we must establish a valuation allowance. The financial statements included in this report do not reflect a valuation allowance on our deferred tax assets, because we believe it is “more likely than not” that our deferred tax assets will be recovered from future taxable income. Should we determine we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to expense in the period such determination was made.

We follow the recognition threshold and measurement parameters of FIN 48 for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Our effective tax rate is influenced by the recognition and derecognition of tax positions pursuant to the more likely than not standard established by FIN 48 that such positions will be sustained by the taxing authority. In addition, other factors such as changes in tax laws, rulings by taxing authorities and court decisions, and significant changes in our operations through acquisitions or divestitures can have a material impact on the effective tax rate. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known. We estimate an effective income tax rate expected to be applicable for the full fiscal year. The estimate of our effective income tax rate requires significant judgments regarding any utilization of deferred tax assets and the reduction in the related valuation allowance.

We conduct business in various foreign countries. During 2006, we established corporations in a portion of the foreign countries in which we conduct business. We have not provided U.S. tax for the profits of our foreign corporations, as we intend to permanently reinvest these profits outside the United States.

Taxing authorities in the United States and other countries in which we do business are increasing their scrutiny of how businesses are taxed. We believe we maintain adequate tax reserves to offset any potential tax liabilities that may arise upon audit. If such amounts ultimately prove to be unnecessary, the associated reserves would be reversed, resulting in our recording a tax benefit in the period the reserves were no longer deemed necessary. Conversely, if our estimates prove to be less than the ultimate assessment, a charge to expense would be recorded in the period in which the assessment is determined.

Results of Operations

Comparison of the Three Months Ended March 31, 2006 and 2007

Revenue

	Three Months Ended March 31,
			Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

Revenue	$10,838	$22,876	$12,038	111%

The increase in total revenue for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was due to an increase in revenue from the sale of our recurring CDN services. The increase in CDN services revenue was primarily attributable to increases in the number of customers under recurring revenue contracts, as well as increases in traffic and additional services sold to new and existing customers.

Cost of Revenue

	Three Months Ended March 31,
			Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

Cost of revenue	$5,280	$14,497	$9,217	175%

The increase in cost of revenue for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was primarily due to an increase in aggregate bandwidth and co-location fees of $5.0 million due to higher traffic levels, an increase in depreciation expense of network equipment of $3.2 million due to increased investment in our network, an increase of $0.2 million in royalty expenses, an increase in the payroll and related employee costs of $0.6 million associated with increased staff and an increase of stock-based compensation expense of $0.2 million.

Cost of revenue in the three months ended March 31, 2006 and 2007 was composed of the following:

	Three Months Ended March 31,
	2006	2007
	(in millions)

Bandwidth and co-location fees	$3.3	$8.3
Depreciation — network	1.5	4.7
Royalty Expenses	0.2	0.4
Payroll and related employee costs	0.2	0.8
Stock-based compensation expense	—	0.2
Other costs	0.1	0.1

Total cost of revenue	$5.3	$14.5

General and Administrative

	Three Months Ended March 31,
			Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

General and administrative	$1,571	$8,136	$6,565	418%

The increase in general and administrative expenses for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was primarily due to an increase of $4.2 million in stock-based compensation expense, an increase of $0.9 million in professional fees and legal expenses related to our litigation with Akamai and MIT, including $0.4 million which is reimbursable to us from an escrow fund established in connection with our 2006 stock repurchase, an increase of $0.3 million in payroll and related employee costs as a result of headcount growth, an increase of $0.2 million in bad debt expense and an increase in other expenses of $0.9 million.

General and administrative expenses in the three months ended March 31, 2006 and 2007 were composed of the following:

	Thee Months Ended March 31,
	2006	2007
	(in millions)

Stock-based compensation expense	$—	$4.2
Professional fees and legal expenses	0.1	1.0
Payroll and related employee costs	0.8	1.1
Bad debt expense	0.1	0.3
Other expenses	0.6	1.5

Total	$1.6	$8.1

Sales and Marketing

	Three Months Ended March 31,
			Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

Sales and marketing	$1,034	$3,018	$1,984	192%

The increase in sales and marketing expenses for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was primarily due to an increase of $1.2 million in payroll and related employee costs, including $0.6 million in additional salaries and $0.6 million in additional commissions on increased revenue. Additional increases were due to an increase of $0.3 million in marketing programs, an increase of $0.2 million in stock-based compensation expense, an increase of $0.1 million in reseller commissions and an increase of $0.2 million in other expenses. These increases are consistent with the 111% increase in revenue for the period.

Sales and marketing expenses in the three months ended March 31, 2006 and 2007 were composed of the following:

	Three Months Ended March 31,
	2006	2007
	(in millions)

Payroll and related employee costs	$0.8	$2.0
Marketing programs	0.2	0.5
Stock-based compensation expense	—	0.2
Reseller commissions	—	0.1
Other expenses	—	0.2

Total	$1.0	$3.0

Research and Development

	Three Months Ended March 31,		Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

Research and development	$321	$1,285	$964	300%

The increase in research and development expenses for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was primarily due to an increase of $0.9 million in stock-based compensation expense and an increase of $0.1 million in payroll and related employee costs associated with our hiring of additional network and software engineering personnel.

Research and development expenses in the three months ended March 31, 2006 and 2007 were composed of the following:

	Three Months Ended March 31,
	2006	2007
	(in millions)

Stock-based compensation expense	$—	$0.9
Payroll and related employee costs	0.3	0.4

Total	$0.3	$1.3

Interest Expense

	Three Months Ended March 31,		Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

Interest expense	$505	$585	$80	16%

The increase in interest expense for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was due to increased borrowings, primarily to fund equipment purchases to build out our network.

Interest Income

	Three Months Ended March 31,		Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

Interest income	$—	$89	$89	N/A

The increase in interest income for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was due to an increase in our average cash balance.

Other Income (Expense)

	Three Months
	Ended March 31,		Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

Other income (expense)	$—	$—	$—	0%

We did not dispose of any assets during either the three months ended March 31, 2007 or 2006.

Income Tax Expense (Benefit)

	Three Months
	Ended March 31,		Increase	Percent
	2006	2007	(Decrease)	Change
	(in thousands)

Income tax expense (benefit)	$829	$(258)	$(1,087)	(131)%

We had an income tax benefit in the three months ended March 31, 2007 of 5% of our loss before taxes of $4.7 million, which included $3.7 million of stock-based compensation expense that was not deductible by us for tax purposes. This non-deductible expense had the effect of lowering the effective tax rate used to calculate the income tax benefit. Our effective tax rate for the three months ended March 31, 2006 was 40%.

Comparison of the Years Ended December 31, 2005 and 2006

Revenue

	Year Ended December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

Revenue	$21,303	$64,343	$43,040	202%

The increase in total revenue for 2006 as compared to 2005 was due to an increase in revenue from the sale of our recurring CDN services. The increase in CDN services revenue was primarily attributable to increases in the number of customers under recurring revenue contracts, as well as increases in traffic and additional services sold to new and existing customers.

Cost of Revenue

	Year Ended December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

Cost of revenue	$11,888	$35,978	$24,090	203%

The increase in cost of revenue for 2006 as compared to 2005 was primarily due to an increase in aggregate bandwidth and co-location fees of $13.1 million due to higher traffic levels, an increase in depreciation expense of network equipment of $7.4 million due to increased investment in our network, an increase of $1.6 million in royalty expenses, an increase in the payroll and related employee costs of $1.2 million associated with increased staff, an increase of stock-based compensation expense of $0.5 million and an increase of $0.3 million in other costs.

Cost of revenue in 2005 and 2006 was composed of the following:

	Year Ended December 31,
	2005	2006
	(in millions)

Bandwidth and co-location fees	$7.8	$20.9
Depreciation — network	2.9	10.3
Royalty Expenses	—	1.6
Payroll and related employee costs	0.5	1.7
Stock-based compensation expense	—	0.5
Other costs	0.7	1.0

Total cost of revenue	$11.9	$36.0

General and Administrative

	Year Ended
	December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

General and administrative	$4,107	$18,274	$14,167	345%

The increase in general and administrative expenses for 2006 as compared to 2005 was primarily due to an increase of $6.6 million in stock-based compensation expense, an increase of $3.2 million in professional fees and legal expenses related to our litigation with Akamai and MIT, including $1.6 million which is reimbursable to us from an escrow fund established in connection with our 2006 stock repurchase, an increase of $1.8 million in payroll and related employee costs as a result of headcount growth, an increase of $0.6 million in bad debt expense and an increase in other expenses of $2.0 million.

General and administrative expenses in 2005 and 2006 were composed of the following:

	Year Ended December 31,
	2005	2006
	(in millions)

Stock-based compensation expense	$0.1	$6.7
Professional fees and legal expenses	0.2	3.4
Payroll and related employee costs	1.9	3.7
Bad debt expense	0.1	0.7
Other expenses	1.8	3.8

Total	$4.1	$18.3

Sales and Marketing

	Year Ended
	December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

Sales and marketing	$3,078	$6,841	$3,763	122%

The increase in sales and marketing expenses for 2006 as compared to 2005 was primarily due to an increase of $2.1 million in payroll and related employee costs, including $1.1 million in additional salaries and $1.0 million in additional commissions on increased revenue. Additional increases were due to an increase of $0.6 million in marketing programs, an increase of $0.3 million in stock-based compensation expense, an increase of $0.3 million in reseller commissions and an increase of $0.4 million in other expenses. These increases are consistent with the 202% increase in revenue for the period.

Sales and marketing expenses in 2005 and 2006 were composed of the following:

	Year Ended December 31,
	2005	2006
	(in millions)

Payroll and related employee costs	$2.2	$4.3
Marketing programs	0.7	1.3
Stock-based compensation expense	—	0.3
Reseller commissions	0.1	0.4
Other expenses	0.1	0.5

Total	$3.1	$6.8

Research and Development

	Year Ended December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

Research and development	$462	$3,151	$2,689	582%

The increase in research and development expenses for 2006 as compared to 2005 was primarily due to an increase of $1.7 million in stock-based compensation expense and an increase of $1.0 million in payroll and related employee costs associated with our hiring of additional network and software engineering personnel.

Research and development expenses in 2005 and 2006 were composed of the following:

	Year Ended December 31,
	2005	2006
	(in millions)

Stock-based compensation expense	$—	$1.7
Payroll and related employee costs	0.5	1.5

Total	$0.5	$3.2

Interest Expense

	Year Ended December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

Interest expense	$955	$1,782	$827	87%

The increase in interest expense for 2006 as compared to 2005 was due to increased borrowings, primarily to fund equipment purchases to build out our network.

Interest Income

	Year Ended December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

Interest income	$—	$208	$208	N/A

The increase in interest income for 2006 as compared to 2005 was due to an increase in our average cash balance. In 2005, we generally operated with a minimal cash balance and therefore had no interest earnings.

Other Income (Expense)

	Year Ended December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

Other income (expense)	$(16)	$175	$191	1,194%

The increase in other income (expense) was primarily due to gain on disposal of assets in 2006.

Income Tax Expense

	Year Ended December 31,		Increase	Percent
	2005	2006	(Decrease)	Change
	(in thousands)

Income tax expense	$300	$2,187	$1,887	629%

We had income tax expense in 2006 despite having a pre-tax loss of $1.5 million due to the fact that in 2006, approximately $7.6 million of stock-based compensation expense was not deductible by us for tax purposes. This non-deductible stock compensation expense was material to our pre-tax net loss for the year of $1.5 million. Future non-deductible expenses related to equity awards granted in 2006 are expected to be $9.0 million, $2.4 million, $2.4 million and $2.0 million for 2007, 2008, 2009 and 2010, respectively, based upon the unvested portion of the equity awards outstanding at December 31, 2006, and the anticipated vesting at that time. Our effective tax rate in 2005 was 43% and in 2006 was incalculable.

Comparison of the Years Ended December 31, 2004 and 2005

Revenue

	Year Ended December 31,		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

Revenue	$11,192	$21,303	$10,111	90%

The increase in total revenue for 2005 as compared to 2004 was due to an increase in revenue from the sale of our recurring CDN services. The increase in CDN services revenue was primarily attributable to increases in the number of customers under recurring revenue contracts, as well as increases in traffic and additional services sold to new and existing customers.

Cost of Revenue

	Year Ended December 31,
	_ _		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

Cost of revenue	$5,609	$11,888	$6,279	112%

The increase in cost of revenue for 2005 as compared to 2004 was primarily due to an increase in aggregate bandwidth and co-location fees of $4.2 million due to higher traffic levels, an increase in depreciation expense of network equipment of $2.1 million due to increased investment in our network, and an increase in payroll and related employee costs of $0.2 million, offset by a decrease in other costs of $0.2 million.

Cost of revenue in 2004 and 2005 was composed of the following:

	Year Ended December 31,
	2004	2005
	(in millions)

Bandwidth and co-location fees	$3.6	$7.8
Depreciation — network	0.8	2.9
Payroll and related employee costs	0.3	0.5
Other costs	0.9	0.7

Total cost of revenue	$5.6	$11.9

General and Administrative

	Year Ended
	December 31,		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

General and administrative	$2,147	$4,107	$1,960	91%

The increase in general and administrative expenses for 2005 as compared to 2004 was primarily due to an increase of $1.0 million in payroll and related employee costs associated with increased personnel and performance bonuses, an increase of $0.1 million of stock-based compensation expense, an increase of $0.1 million in professional fees and legal expenses and an increase of $0.9 million in other expenses, offset by a decrease of $0.1 million in bad debt expense.

General and administrative expenses in 2004 and 2005 were composed of the following:

	Year Ended
	December 31,
	2004	2005
	(in millions)

Payroll and related employee costs	$0.9	$1.9
Stock-based compensation expense	—	0.1
Professional fees and legal expenses	0.1	0.2
Bad debt expense	0.2	0.1
Other expenses	0.9	1.8

Total	$2.1	$4.1

Sales and Marketing

	Year Ended
	December 31,		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

Sales and marketing	$2,078	$3,078	$1,000	48%

The increase in sales and marketing expenses for 2005 as compared to 2004 was primarily due to an increase of $0.8 million in payroll and related employee costs, particularly commissions, for sales and marketing personnel and an increase of $0.2 million in marketing programs. These increases are consistent with the 90% increase in revenue for the period.

Sales and marketing expenses in 2004 and 2005 were composed of the following:

	Year Ended
	December 31,
	2004	2005
	(in millions)

Payroll and related employee costs	$1.4	$2.2
Marketing programs	0.5	0.7
Reseller commissions	0.1	0.1
Other expenses	0.1	0.1

Total	$2.1	$3.1

Research and Development

	Year Ended
	December 31,		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

Research and development	$231	$462	$231	100%

The increase in research and development expenses for 2005 as compared to 2004 was primarily due to higher payroll and related employee costs associated with our hiring of additional network and software engineering personnel.

Interest Expense

	Year Ended
	December 31,		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

Interest expense	$189	$955	$766	405%

The increase in interest expense for 2005 as compared to 2004 was due to increased borrowings, primarily to fund equipment purchases to build out our network.

Interest Income

	Year Ended December 31,		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

Interest income	$1	$—	$(1)	100%

For the years 2005 and 2004, we generally operated with a minimal cash balance and therefore had little or no interest earnings.

Other Income (Expense)

	Year Ended December 31,		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

Other income (expense)	$(48)	$(16)	$(32)	67%

The decrease in other income (expense) was primarily due to smaller losses on disposal of assets in 2005 compared to 2004.

Income Tax Expense

	Year Ended December 31,		Increase	Percent
	2004	2005	(Decrease)	Change
	(in thousands)

Income tax expense	$306	$300	$(6)	2%

Income tax expense was essentially unchanged from 2005. Our effective tax rate in 2004 was 37% and in 2005 was 43%. The increase in the effective rate in 2005 relates to identified income tax contingencies provided for in the period to offset potential expenses that may arise upon examination.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations for the last nine fiscal quarters, as well as the percentage that each line item represents of the total net revenue. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007
	(in thousands)

Revenue	$3,593	$4,475	$5,638	$7,597	$10,838	$14,841	$17,057	$21,607	$22,876
Cost of revenue:
Cost of services	1,585	2,057	2,496	2,899	3,807	5,231	7,300	9,324	9,809
Depreciation — network	405	550	803	1,093	1,473	2,035	2,900	3,908	4,688

Total cost of revenue	1,990	2,607	3,299	3,992	5,280	7,266	10,200	13,232	14,497

Gross profit	1,603	1,868	2,339	3,605	5,558	7,575	6,857	8,375	8,379
Operating expenses:
General and administrative	687	826	968	1,626	1,571	2,231	4,616	9,856	8,136
Sales and marketing	587	724	777	990	1,034	1,497	1,860	2,450	3,018
Research and development	88	109	119	146	321	437	1,193	1,200	1,285
Depreciation and amortization	22	25	26	27	28	44	63	91	137

Total operating expenses	1,384	1,684	1,890	2,789	2,954	4,209	7,732	13,597	12,576

Operating income (loss)	219	184	449	816	2,604	3,366	(875)	(5,222)	(4,197)
Other income (expense):
Interest expense	(101)	(304)	(245)	(305)	(505)	(519)	(340)	(418)	(585)
Interest income	—	—	—	—	—	—	79	129	89
Other income (expense)	—	—	—	(16)	—	—	70	105	—

Total other income (expense)	(101)	(304)	(245)	(321)	(505)	(519)	(191)	(184)	(496)

Income (loss) before income taxes	118	(120)	204	495	2,099	2,847	(1,066)	(5,406)	(4,693)
Income tax expense (benefit)	51	(52)	88	213	829	1,125	544	(311)	(258)

Net income (loss)	$67	$(68)	$116	$282	$1,270	$1,722	$(1,610)	$(5,095)	$(4,435)

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007

Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue:
Cost of services	44	46	44	38	35	35	43	43	43
Depreciation — network	11	12	14	14	14	14	17	18	20

Total cost of revenue	55	58	59	52	49	49	60	61	63

Gross margin	45	42	41	48	51	51	40	39	37
Operating expenses:
General and administrative	19	19	17	21	15	15	27	46	35
Sales and marketing	16	16	14	13	10	10	11	11	13
Research and development	2	2	2	2	3	3	7	6	6
Depreciation and amortization	1	1	—	1	—	—	—	—	1

Total operating expenses	39	38	33	37	28	28	45	63	55

Operating income (loss)	6	4	8	11	23	23	(5)	(24)	(18)
Other income (expense):
Interest expense	(3)	(7)	(4)	(4)	(5)	(4)	(2)	(2)	(3)
Interest income	—	—	—	—	—	—	1	1	—
Other income (expense)	—	—	—	—	—	—	—	—	—

Total other income (expense)	(3)	(7)	(4)	(4)	(5)	(3)	(1)	(1)	(3)

Income (loss) before income taxes	3	(3)	4	7	19	19	(6)	(25)	(21)
Income tax expense (benefit)	1	(1)	2	3	8	8	3	(1)	(1)

Net income (loss)	2%	(2)%	2%	4%	11%	11%	(9)%	(24)%	(19)%

Our net revenue and cost of net revenue have increased sequentially during the last nine quarters associated with growth in service revenue from existing customers and the continuous addition of new customers each quarter.

To date, we have not identified any seasonal fluctuations in our quarterly results. However, our rapid revenue growth may have overshadowed any impact of seasonality.

Gross margins have fluctuated on a quarterly basis primarily related to the timing and amount of investment in the build out of our network capacity, which impacts the amount of depreciation. During the second half of 2006 and the first quarter of 2007, our gross margins declined as depreciation and amortization increased due to the dramatic increase in the amount of capital investment in network equipment during 2006. Services cost as a percentage of revenue also increased due to expansion of bandwidth internationally, royalty fees and stock-based compensation expense.

Operating expenses increased sequentially from January 1, 2005 to December 31, 2006 due to growth in the business. Operating expenses declined during the first quarter of 2007 from the fourth quarter of 2006 primarily due to lower litigation expenses in the first quarter of 2007. Operating expenses generally declined as a percentage of total revenue through the first half of 2006 as revenue growth outpaced the need for operating expense increases. During the second half of 2006 and the first quarter of 2007, general and administrative expenses increased significantly from prior periods, primarily due to amortization of deferred stock-based compensation expense and increased litigation costs. We currently expect amortization of stock-based compensation and litigation expenses to be generally consistent on a quarterly basis with the fourth quarter of 2006 through the first half of 2007 and then to decline in the second half of 2007. Also in the second half of 2006, we began to increase our investment in sales and marketing to increase market coverage and presence. This included increased sales and marketing headcount and increased spending on marketing programs.

Our income tax expense (benefit) was impacted in the second half of 2006 and the first quarter of 2007 due to certain non-tax deductible expenses related to stock-based compensation. These expenses resulted in taxable income in the third and fourth quarter of 2006, as compared to a loss before taxes in our consolidated financial statements, and a smaller tax benefit in the first quarter of 2007 than would otherwise have been realized without these expenses.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors.

Liquidity and Capital Resources

To date, we have financed our operations primarily through private sales of common and preferred stock and subordinated notes, borrowings from financial institutions, and cash generated by our operations. As of March 31, 2007 and December 31, 2006, our cash and cash equivalents totaled $12.7 million and $7.6 million, respectively.

Operating Activities

Cash provided by operating activities increased $6.2 million to $6.5 million for the three months ended March 31, 2007, compared to $0.3 million for the three months ended March 31, 2006. Cash provided by operating activities increased $3.8 million to $6.3 million for the year ended December 31, 2006, compared to $2.5 million for the year ended December 31, 2005. Cash provided by operating activities increased by $0.9 million to $2.5 million for the year ended December 31, 2005, compared to $1.6 million for the year ended December 31, 2004. The increase in cash provided by operating activities for the first quarter of 2007 was primarily due to an increase in non-cash charges of depreciation and amortization and stock-based compensation and changes in working capital as a result of a decrease in accounts receivable and an increase in accounts payable, offset by the net loss incurred during the three months ended March 31, 2007. The increase in cash provided by operating activities for 2006 was primarily due to a net loss for the period of $3.7 million, offset by an increase in non-cash charges of depreciation and stock-based compensation of $16.6 million. The increase in 2005 related to an increase in depreciation and amortization, partially offset by a decrease in working capital. The increase in 2004 as compared to previous years was primarily due to changes in working capital. We expect that cash provided by operating activities will continue to increase as a result of an upward trend of net income. The timing and amount of future working capital changes and our ability to manage our days sales outstanding will also affect the future amount of cash used in or provided by operating activities.

Investing Activities

Cash used in investing activities decreased $0.4 million to $3.1 million for the three months ended March 31, 2007, compared to $3.5 million for the three months ended March 31, 2006. Cash used in investing activities increased $29.8 million to $40.6 million for the year ended December 31, 2006, compared to $10.9 million for the year ended December 31, 2005. Cash used in investing activities increased by $8.4 million to $10.9 million for the year ended December 31, 2005, compared to $2.5 million for the year ended December 31, 2004. Cash used in investing for all years represented capital expenditures primarily for computer equipment associated with the build-out and expansion of our content delivery network.

We expect to have significant ongoing capital expenditure requirements, as we continue to invest in and expand our CDN. We currently anticipate making aggregate capital expenditures of approximately $35.0 million to $45.0 million in each of 2007 and 2008.

Financing Activities

Cash provided by financing activities decreased $2.0 million to $1.7 million for the three months ended March 31, 2007, compared to $3.7 million for the three months ended March 31, 2006. Cash provided by financing activities increased $31.0 million to $40.4 million for the year ended December 31, 2006, compared to cash provided from financing activities of approximately $9.4 million for the year ended December 31, 2005. Cash provided by financing activities increased $8.0 million to $9.4 million for the year ended December 31, 2005, compared to $1.3 million for the year ended December 31, 2004. Cash provided by financing activities decreased for the three months ended March 31, 2007 compared to the three months ended March 31, 2006, as a result of a net decrease in borrowings of $2.5 million on our bank line, partially offset by $0.3 million in reimbursement of litigation expenses from our escrow account in the first quarter of 2007. Cash provided by financing activities in 2006 reflects net proceeds from our July 2006 private equity transaction in which we recorded $126.3 million of net proceeds, as well as $12.2 million of net borrowings on our bank line. These amounts were offset by $102.1 million in a share repurchase transaction in 2006. We agreed to this repurchase transaction as a condition to the closing of our Series B preferred stock financing in July 2006. Pursuant to this transaction, we repurchased shares of common stock at a price of $3.26 per share from existing stockholders and holders of vested stock options and warrants. The terms of these repurchases were established through negotiation between us and the lead investors in the Series B preferred stock financing in order to provide the investors with ownership of a specified percentage of our capital stock following the financing and repurchase transactions. Cash provided from financing activities in 2005 and 2004 were primarily from borrowing on our various debt financing lines.

Our credit facilities with Silicon Valley Bank provide up to $25.0 million in the form of a term loan and up to a $5.0 million revolving credit facility for working capital requirements. As of March 31, 2007, the balance outstanding under the term loan was approximately $23.8 million, and there was no balance outstanding under the revolving credit facility for working capital. The credit facility bears interest at a variable rate determined by using either the prime rate plus a margin or the LIBOR rate plus a margin, at our choice. The prime rate and LIBOR rate margins range from 0% to 1.5% or 2.0% to 3.25%, respectively, depending on our achievement of certain debt coverage ratios and the type of borrowing. The outstanding loan is secured by all of our tangible assets. The loan agreement contains financial and non-financial covenants, including maintaining a tangible net worth, as defined in the credit facility, of at least $30.0 million plus 50% of each quarter’s net income going forward. Through March 31, 2007, we were in compliance with all required covenants. We intend to use a portion of the net proceeds of this offering to repay the outstanding debt under this credit facility.

In connection with our Series B preferred stock financing in July 2006, an escrow account was established with an initial balance of approximately $10.1 million to serve as security for the indemnification obligations of our stockholders tendering shares in that financing. In May 2007, we, the tendering stockholders and the Series B preferred stock investors agreed to a clarification of this escrow arrangement in order to reflect the parties’ original intent and it does not reflect a reassessment of our risks, including those associated with our litigation with Akamai. As a result, $3.7 million of the escrow account will be distributed to the tendering stockholders upon the closing of this offering, and the balance will remain available thereafter for future claims until either the funds are exhausted or we confirm that we do not expect to submit additional claims. As of the closing of this offering, approximately $3.3 million will remain in the escrow account. The escrow account will be drawn down as we incur Akamai-related litigation expenses.

We believe that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. If the assumptions underlying our business plan regarding future revenue and expenses change, or if unexpected opportunities or needs arise, we may seek to raise additional cash by selling equity or debt securities. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those accruing to holders of common stock, and the terms of such debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities would also result in additional dilution to our stockholders. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be harmed.

Contractual Obligations, Contingent Liabilities and Commercial Commitments

In the normal course of business, we make certain long-term commitments for operating leases, primarily office facilities, bandwidth and computer rack space. These leases expire on various dates ranging from 2007 to 2011. We expect that the growth of our business will require us to continue to add to and increase our long-term commitments in 2007 and beyond. As a result of our growth strategies, we believe that our liquidity and capital resources requirements will grow in absolute dollars but will be generally consistent with that of historical periods on an annual basis as a percentage of net revenue.

The following table presents our contractual obligations and commercial commitments as of December 31, 2006 over the next five years and thereafter:

		12	13 to 24	25 to 36	36 to 48
	Total	Months	Months	Months	Months	Thereafter
	(in thousands)

Operating leases
Bandwidth leases	$15,748	$9,310	$4,809	$1,295	$181	$153
Rack space leases	4,265	3,539	536	188	2	—
Real estate leases	1,978	524	469	478	439	68

Total operating leases	21,991	13,373	5,814	1,961	622	221
Capital leases	277	272	5	—	—	—
Bank debt	23,818	2,938	5,293	5,293	5,293	5,001
Interest on bank debt	5,013	1,777	1,422	1,011	605	198

Total commitments	$51,099	$18,360	$12,534	$8,265	$6,520	$5,420

We intend to use a portion of the net proceeds of this offering to repay all of our obligations outstanding under our bank lines and capital leases.

We are currently engaged in litigation with Akamai and MIT in which we are alleged to be infringing three of their patents. We are not able at this time to estimate the range of potential loss nor do we believe that a loss is probable. Therefore, we have made no provision for this lawsuit in our financial statements.

Off Balance Sheet Arrangements

We do not have, and have never had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Non-GAAP Measures

In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in reconciliation to Adjusted EBITDA. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA as a supplemental measure to review and assess our operating performance. We also believe use of Adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in such items as capital structures (affecting relative interest expense and stock-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non cash expenses. We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Our EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect income taxes or the cash requirements for any tax payments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	while stock-based compensation is a component of operating expense, the impact on our financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our common stock; and

•	other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Net income (loss)	$516	$397	$(3,713)	$1,270	$(4,435)
Plus: depreciation and amortization	844	2,951	10,542	1,502	4,825
Plus: interest expense	189	955	1,782	505	585
Less: interest income	(1)	—	(208)	—	(89)
Plus (less): income tax expense (benefit)	306	300	2,187	829	(258)

EBITDA	$1,854	$4,603	$10,590	$4,106	$628
Plus: stock-based compensation	14	94	9,134	112	5,570
Plus: litigation expenses recoverable from escrow(1)	—	—	1,560	—	442

Adjusted EBITDA	$1,868	$4,697	$21,284	$4,218	$6,640

(1)	During 2006, we repurchased stock in a transaction with a total value of $102.1 million. Selling stockholders agreed to hold $10.1 million of the proceeds to offset specific claims for reimbursement associated with the Akamai lawsuit and other undisclosed obligations that may arise. During 2006, we had $1.6 million of litigation costs subject to reimbursement from this escrow.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently reviewing our tax positions taken to determine the effect, if any, that the adoption of this Interpretation will have on our results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are in the process of determining the effect, if any, that the adoption of SFAS No. 157 will have on our consolidated financial statements. Because Statement No. 157 does not require any new fair value measurements or remeasurements of previously computed fair values, we do not believe the adoption of this Statement will have a material effect on our results of operations or financial condition.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). Under this Standard, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. SFAS No. 159 is effective for years beginning after November 15, 2007. We are currently evaluating the potential impact of adopting this Standard.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our debt and investment portfolio. In our investment portfolio, we do not use derivative financial instruments. Our investments are primarily with our commercial bank and, by policy, we limit the amount of risk by investing primarily in money market funds, United States Treasury obligations, high-quality corporate and municipal obligations and certificates of deposit. We do not believe that a 10% change in interest rates would have a significant impact on our interest income, operating results or liquidity.

Foreign Currency Risk

Substantially all of our customer agreements are denominated in U.S. dollars, and therefore our revenue are not subject to foreign currency risk. Because we have operations in Europe and Asia, however, we may be exposed to fluctuations in foreign exchange rates with respect to certain operating expenses and cash flows. Additionally, we may continue to expand our operations globally and sell to customers in foreign locations, potentially with customer agreements denominated in foreign currencies, which may increase our exposure to foreign exchange fluctuations. At this time, we do not have any foreign hedge contracts because exchange rate fluctuations have had little or no impact on our operating results and cash flows.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

Limelight Networks is a leading provider of high-performance content delivery network services. We digitally deliver content for traditional and emerging media companies, or content providers, including businesses operating in the television, music, radio, newspaper, magazine, movie, videogame and software industries. Using Limelight’s content delivery network, or CDN, content providers are able to provide their end-users with a high-quality media experience for rich media content including video, music, games, software and social media. As consumer demand for media content over the Internet has increased, and as enabling technologies such as broadband access to the Internet have proliferated, consumption of rich media content has become increasingly important to Internet end-users and therefore to the content providers that serve them. We developed our services and architected our network specifically to meet the unique demands content providers face in delivering rich media content to large audiences of demanding Internet end-users. Our comprehensive solution delivers content providers a high-quality, highly scalable, highly reliable offering at a low cost. As of May 2007, approximately 800 customers are using Limelight Networks to deliver the high-quality media experiences that their consumers seek online.

We are rapidly growing our content delivery capacity and expanding our sales and service capabilities in advance of what we believe will be a dramatic and sustained surge in Internet traffic. The environment in which we are scaling our business is characterized by three macro trends, all of which reinforce the need for content delivery networks:

•	consumption and distribution of rich media content are expanding rapidly;

•	older alternatives for delivering rich media content over basic Internet connections are not scaling well; and

•	a new set of technical, management and economic requirements have emerged for content providers to meet the needs of demanding consumers of rich media content.

Consumption and Distribution of Rich Media Content Expanding

Multiple forces have created, and continue to drive, a substantial unmet need to rapidly and efficiently deliver large files and broadcast-quality media to large audiences over the Internet. These forces include the following:

•	Proliferation of broadband Internet connections. According to a report from Strategy Analytics, nearly half of all North American households had broadband Internet access in 2006, with broadband Internet penetration expected to reach 73% by 2010. In addition, IDC estimates that the average speed of downstream access for a broadband connection, the speed at which an end-user accesses media files, doubled from the third quarter of 2004 to the same quarter of 2006 (“Market Analysis: U.S. Broadband Services 2006-2010 Forecast,” IDC, September 2006). The proliferation of broadband Internet connections has provided an increasing number of users with the capability to access rich media content efficiently.

•	Consumption of media via the Internet is rivaling consumption via other media channels. The proliferation of broadband Internet has fundamentally changed the way that consumers access and interact with media content. According to a recent survey by Forrester Research, Inc., consumers between the ages of 18-26 in U.S. online households spend 12.2 hours per week using the Internet, compared to 10.6 hours per week watching television (“State of the Consumers and Technology: Benchmark 2006,” Forrester Research, Inc., July 2006). In addition, eMarketer estimates that at the end of 2006, nearly 60% of all Internet users regularly watched videos online. That number is expected to climb to 80% by the end of 2010.

•	Consumers desire on-demand access to a broad range of personalized media content. Through technologies like Internet search, personal digital video recorders, video-on-demand and social media platforms, consumers are increasingly accustomed to immediate, on-demand access to media content, including videos, music and photos provided by media or content providers or by users themselves.

•	Proliferation of Internet-connected devices. The proliferation of devices that are capable of connecting to the Internet, such as MP3 players, mobile phones and videogame consoles, has given users even more control and flexibility over how and where they access and use media content from the Internet.

Content providers have recognized this evolving shift in consumer behavior and the consumption of rich digital media. Television, music, radio, newspaper, magazine, movie, videogame, software and other traditional and emerging media companies all have or are developing large libraries of rich media and video content. The broad reach provided by the Internet allows these content providers to distribute their content through content aggregators or directly to consumers. The Internet also enables content providers to offer their entire content libraries to consumers. As a result, content providers are able to monetize a much larger portion of their media content libraries than has been possible under offline, non-Internet modes of distribution.

Alternatives for Delivering Rich Media Content over the Internet

Companies looking to deliver rich media content to users via the Internet have two primary alternatives: deliver content using basic Internet connectivity, in some cases with significant investment in additional infrastructure, or utilize a CDN.

Content Delivery via Basic Internet Connectivity

Basic Internet connectivity is capable of delivering media content to users, but is ill-suited for delivering the large media files and broadcast-quality media that are commonplace today. The Internet is a complex network of networks that was designed principally to connect every Internet network point to every other Internet network point via multiple, redundant paths. To reach a given user, content from a provider’s website must normally traverse multiple networks. These networks include those of the website’s Internet service provider, or ISP, one or more Internet backbone carriers — each of which provides a network of high-speed communication lines between major interconnection points — and the user’s ISP. At any point along this path, data packets associated with the website’s content can be lost or delayed, impeding the transfer of data to the user. Internet protocols are designed to reliably transport data packets, but are not designed to ensure end-to-end performance. These protocols are effective for delivery of most types of traditional content, but are often ineffective for delivery of rich media content. When data packets are lost or delayed during the delivery of rich media content, the result is noticeable to users because playback is interrupted. This interruption causes songs to skip, videos to freeze and downloads to be slower than acceptable for demanding consumers. This lack of performance and its dramatic effect on user experience make the delivery of rich media content via the basic Internet extremely challenging.

In response, some content providers have chosen to invest significant capital to build the infrastructure of servers, storage and networks necessary to bypass, as much as possible, the public Internet. This substantial capital outlay and the development of the expertise and other technical resources required to manage such a complex infrastructure can be time-consuming and prohibitively expensive for all but the largest of companies.

Content Delivery via Content Delivery Networks

A CDN offloads the delivery of content from a media provider’s central website infrastructure to the CDN’s service delivery infrastructure. In general, the infrastructure of a CDN is composed of hundreds or thousands of servers distributed at various points around the Internet, linked together by software that controls where media content objects are stored and how they should be delivered to end-users. Deploying content objects in numerous, distributed locations can reduce the network distance between users and the media content they seek, reducing the potential for performance-inhibiting network congestion. The architecture of early CDNs reflected the importance and prevalence, at the time, of web page objects such as photos and graphics. Early CDNs typically deployed small server clusters in a large number of locations, relied on the public Internet to connect the clusters, and stored only the most popular content objects in their local caches, which are computing resources used to store frequently accessed data for rapid access. Because each server cluster was small, with few servers available for the storage and delivery of content, and with rarely more than a single network connection, some early CDNs employed optimization algorithms in an effort to effectively manage and allocate these relatively scarce resources.

When a requested content object is unavailable on the server cluster, a cache miss, which is a failed attempt to acquire a requested content object in a local cache, occurs. To handle a cache miss, early CDNs were required to access the missing object over the Internet from the content provider’s servers. A cache miss, and the time required to obtain the missing object over the Internet, degrades the end-user’s experience and increases the computing resource cost of servicing the end-user’s request. As the consumption of rich media has grown, the requirement to cache a sufficient number of media objects to guarantee a high-quality end-user experience at an efficient price has strained the architecture of early CDNs.

The New Requirements for Delivering Rich Media Content

We believe the unique characteristics of rich media content delivery and the rapid growth of rich media consumption have created a new set of technical, management and economic requirements for businesses seeking to deliver rich media content. These requirements include the following:

•	Delivering a consistently high-quality media experience. User experience is critical for content providers because consumers increasingly expect a high-quality experience, will not tolerate interruptions or inconsistency in the delivery of content, and may never return to a particular media provider if that provider is unable to meet their expectations. A media stream, for example, should begin immediately and play continuously without interruption every time a customer accesses that stream.

•	Delivering expansive content libraries of rich media. Consumers, particularly those who are accustomed to broadband-enabled Internet services such as high-quality television and radio, increasingly demand the ability to consume any form of media content online. To meet this demand, traditional media companies are moving their enormous libraries of content, such as television shows and movies, online. At the same time, emerging content businesses, such as user-generated content companies, are creating expansive libraries of rich media. Users expect a consistent media experience across every title in these large libraries, for each title regardless of its popularity, each time it is viewed.

•	Ability to scale content delivery capacity to handle rapidly accelerating demand and diversity of audience interest. Content providers also need to scale delivery of their content smoothly as the size of their audience increases. When a large number of users simultaneously access a particular website, the content provider must be able to meet that surge in demand without making users wait. Rapidly accelerating demand can be related to a single event, such as a major news or sporting event, or can be spread across an entire library of content, such as when a social media website surges in popularity.

•	Reliability. Throughout the path data must traverse to reach a user, problems with the underlying infrastructure supporting the Internet can occur. For instance, servers can fail, or network connections can drop. Avoiding these problems is important to content providers because network, datacenter, or service provider outages can mean frustrated users, lost audiences and missed revenue opportunities.

•	Flexibility and manageability. Content providers are making significant investments in preparing their media libraries for delivery over the Internet. Once content is ready for Internet distribution, content providers must be able to support a wide range of formats, begin to distribute their content quickly, and monitor their delivery activities.

•	Managing delivery costs. Managing the cost of content delivery is important for content providers so that they can maximize profits. As a result, the combination of major capital outlays and operating expenditures required to build and maintain large server clusters, peak period capacity, extensive Internet backbone networks and multiple connections to global broadband access networks is simply not practical for most companies. As users increasingly demand access to large files and media streams, the infrastructure costs associated with providing this content are rising.

The capital, expertise, and other managerial effort necessary to meet these requirements can be challenging. As demand for the delivery of rich media content increases, these challenges will become increasingly difficult to meet. We believe, therefore, that there is a significant opportunity for an outsourced Internet content delivery network optimized for the delivery of rich media content.

The Limelight Networks Solution for Rich Media Content Delivery

We are a leading provider of content delivery services for digital media content including video, music, games, software and social media. We designed our delivery solution specifically to handle the demanding requirements of delivering rich media content over the Internet. Our solution enables content providers and aggregators to provide their end-users with high-quality experiences across any media type, library size, or audience scale without expending the capital and developing the expertise needed to build out and manage their own networks.

In designing and building our content delivery network, we built and deployed a globally-distributed network of thousands of servers specially configured for the delivery of rich media content with the following design advantages:

Densely-Configured, High-Capacity Architecture.  Our network infrastructure consists of dense clusters of specially-configured servers organized into large, logical CDN locations. The extensive storage capacity of these logical CDN locations leads to fewer cache misses than would occur in an early CDN architecture and provides maximum scalability and responsiveness to surges in end-user demand.

Many Connections to Other Networks.  Our logical CDN locations are directly connected to hundreds of user access networks, which are computer networks connected to end-users. In addition, for dedicated connectivity between our logical CDN locations, we lease our own private optical backbone and metro area networks. Lastly, our infrastructure has multiple connections to the Internet. In combination, these connections enable us to frequently bypass the often-congested public Internet, improving the speed of content delivery.

Intelligent Software to Manage the Network.  We have developed proprietary software that manages our content delivery system. This software intelligently manages the delivery of content objects, storage and retrieval of customer content libraries, activity logging and information reporting.

Flexibility to Meet Varying Customer Demands.  We handle both download and streaming deliveries, and do so across what we believe is one of the broadest range of formats in our industry, including Adobe Flash, MP3 audio, QuickTime, RealNetworks RealPlayer and Windows Media.

All of the elements of our network work seamlessly together. Content providers upload content either directly to us or to their own servers, which are connected directly to our network. Upon request from an end-user, we distribute that content to one or more massive storage server clusters which feed hundreds of specially configured servers at each content delivery location around the world. The content is then delivered directly to end-users through our relationships with over 700 broadband Internet service providers, or over the public Internet if appropriate. Our customers compensate us for this service by paying us on a per-gigabyte basis, or on a variable basis based on peak delivery rate for a fixed period of time, as our services are used.

Key Benefits of the Limelight Networks Solution

Our content delivery network architecture and service offering were designed and built specifically to meet the demands of rich media content delivery. We are able to deliver the following customer benefits:

   High Quality User Experience

We enable users to receive their requested content such as software or movie downloads in a timely manner and to enjoy a high-quality media experience when watching a television show or playing a video game online. We accomplish this, in part, by delivering content from servers that can be closer to users than a content provider’s own servers, and by delivering more than half of our content volume directly to a user’s access network, bypassing much of the congestion typically experienced in the public Internet. We also operate a dedicated high-speed (10 gigabits per second) backbone which enables us to move content quickly between locations on our network.

   High Scalability Across Media Type, Library Size, and Audience Size

We have built a global network of logical CDN locations with extensive storage capacity across the United States, Europe, and Asia that enables us to rapidly deliver digital media worldwide. Each of our logical CDN locations hold a substantial amount of computing power and storage capacity. Our current global delivery capability exceeds 1 terabit per second. This capacity allows us to support traffic spikes associated with special one-time or unexpected events. Our highly scalable infrastructure also enables us to maintain our performance levels as our customers’ audiences grow, media file sizes increase, and content libraries expand.

   High Reliability

Our distributed CDN architecture, managed by our proprietary software, seamlessly and automatically responds in real time to network and datacenter outages. Each of our content delivery network locations connects to multiple Internet backbone and broadband Internet service provider networks, and has multiple redundant servers, enabling us to continue serving content even if a particular network connection or server fails. Automatic failover and recovery not only provide uninterrupted customer service but also simplify network maintenance and upgrades.

   Comprehensive Solution

We provide an integrated solution focused on ease of implementation and management to address our customers’ full delivery needs. We can begin delivery services for a new customer within days of a customer’s placing an order. We also support both download and streaming delivery in a broad variety of formats including Adobe Flash, MP3 audio, QuickTime, RealNetworks RealPlayer and Windows Media. In addition, our value-added services include a web-based customer portal that provides management information reports and a download manager that simplifies the downloading process for the end-user. Lastly, we offer custom services to address customers’ non-standard delivery needs.

   Low Content Delivery Costs

Our content delivery services enable customers to avoid the substantial upfront and ongoing capital requirements of upgrading and maintaining their datacenters and networks in order to deliver media content themselves. Customers benefit from the lower cost associated with the delivery of content using our infrastructure, which is designed specifically for delivering rich media content, and the expertise we have acquired from serving our customers. Our customers pay for the traffic we deliver for them, and they have the flexibility to purchase additional delivery capacity at any time to support their changing business needs.

Our Strategy

Our strategic goal is to enhance our position as a leading provider of content delivery services for digital media content. Key elements of our strategy include:

   Continue to Focus on Customers with Media Content

Our core set of customers are traditional and emerging media companies, including businesses operating in the television, music, radio, newspaper, magazine, movie, videogame and software industries. We intend to continue to focus on this group as we believe it represents a stable and growing business opportunity. There has been rapid growth of rich media content delivered over the Internet in recent years, and we believe that the market will continue to experience robust growth.

   Expand Content Delivery Network Infrastructure to Serve New Markets

While the market for online rich media content delivery in the United States is still in its early, growth stage, we believe there are also significant growth opportunities abroad. We plan to expand our content delivery network reach and increase the processing power, storage and connectivity of our existing CDN locations in order to continue our expansion into key international markets, including Europe and the Asia Pacific region.

   Continue to Innovate

Our innovative content delivery infrastructure is a primary driver of our success in the CDN market. Customer requirements will continue to advance, however, and competitors will not stand still. As a result, we intend to continue investing in our technology and network to improve our capabilities further. Doing so will enable us to handle even larger file sizes and customer content libraries, as well as increasingly demanding delivery methods and file formats, beyond what we currently handle. We plan to continue working with some of the most sophisticated and demanding CDN customers in the world to help define and drive our research and development priorities.

   Expand Contact Delivery Network Capacity to Further Scale Advantage

Continued investment in the physical assets that comprise our network will strengthen the positive reinforcing dynamic that currently exists in our business. This dynamic begins with the media delivery performance we achieve via our infrastructure. Today, because our content delivery architecture excels at delivering rich media, we attract a significant number of CDN customers and a significant amount of CDN traffic. Our customers and traffic volumes make us an attractive partner for broadband access networks seeking direct connections to improve the Internet experiences of their end-users. More and higher-capacity direct connections with broadband access networks further enhance the performance of our infrastructure, thereby attracting additional customers and additional traffic, which then spurs more and faster direct connections with broadband access networks. We refer to this self-reinforcing cycle as the “backroom network effect.”

   Enhance Our Distribution Capabilities

We intend to expand our direct and indirect sales and distribution channels to broaden our customer relationships as well as deepen our penetration of existing customer accounts. We plan to continue hiring, adding to both our domestic and international sales and management teams. Our international hiring efforts will be focused, initially, on Europe and Asia, and then will transition to other geographies. In addition to building upon our strong relationships with current partners, we intend to form new ties with third-party distribution partners in order to complement our direct sales efforts. Enhancing our distribution capabilities will also help us address additional industry verticals.

   Continue to Meet Customer Needs with Enhanced Services

We intend to enhance our existing standard offerings with value-added services closely related to our core media content delivery capability. We plan to develop these services both internally and through collaboration with our growing list of strategic partners. We may also elect to acquire technologies or services that will enhance our value proposition to customers.

   Expand Our Partner Relationships

Limelight’s leadership position in the industry has attracted a list of partners that use our network to enhance their own service offerings. Additionally, these partners offer services that complement our core offerings. These partner services include digital rights management, content management systems, advertising insertion, content encoding and transcoding, e-commerce systems, and managed hosting. We intend to continue to strengthen our existing relationships with these partners, as well as to develop additional relationships.

Services

Our services are purpose-built for the delivery of digital media to large, global audiences. Our primary services are the following:

•	Limelight Networks Content Delivery (HTTP/Web delivery);

•	Limelight Networks Streaming Media (Streaming delivery); and

•	Limelight Networks Custom CDN.

A customer typically chooses Content Delivery for digital media files, such as purchased movies and games, which are destined to reside, either permanently or for some period of time, on a user’s computer or other device. A customer typically chooses Streaming Media for live events, Internet radio services, and other content that is not intended to reside on the user’s device for even a short period of time. A customer typically chooses Custom CDN if it has one or more unique requirements that are not commonly supported by CDNs, such as the need to execute proprietary software from the edge servers of the CDN. In many cases, a customer will choose more than one of these services, utilizing different services for different content types or services.

   Limelight Networks Content Delivery and Streaming Media

Limelight Networks Content Delivery provides HTTP/web distribution of digital media files such as video, music, games, software and social media.

Limelight Networks Streaming Media provides on-demand and/or live streaming for all major formats including Adobe Flash, MP3 audio, QuickTime, RealNetworks RealPlayer and Windows Media. When media files are streamed to an end-user, the files are not stored on the user’s computer, but rather are received directly and played by the user’s media player software in real-time.

The following are additional chargeable options for customers of our Content Delivery and Streaming Media services:

•	LUX. Web-based management and reporting console that allows customers to manage their provisioned Limelight services, as well as monitor usage, activity, and delivery metrics via customizable CDN reporting.

•	StorageEdge. Service option for storing a customer’s content library within our CDN architecture, ensuring consistent, high-quality delivery of every file, from the most to the least popular, across the customer’s entire library.

•	Download Manager. Client-deployed software for managing downloads that enables end-users to download multiple objects with one click.

•	Geo-Compliance. Content rights compliance offering that allows our customer to define the specific geographic location of a user prior to fulfilling the user’s content request, allowing the content provider to manage geographic restrictions for licensed content distribution.

•	MediaVault. Security offering for Content Delivery and Streaming Media customers that securely associates digital media or stream locations (URLs) with authorized viewers, protecting content from access by unauthorized users.

•	Content Control. Performance management offering for Content Delivery that allows our customers to manage costs by limiting the speed of digital media deliveries to their end-users.

•	Log Access. Access to an aggregated set of detailed activity logs (on-demand or live), allowing our customers to access detailed content and user information from our edge delivery servers.

•	API. Programmatic interface to Limelight services and reporting which allows a customer’s applications to directly access and pull information into their systems, as well as directly manage Limelight services as part of the customer’s application interface and workflow.

Limelight Networks Custom CDN

Limelight Networks Custom CDN provides customized content delivery deployments and solutions, built with some or all of our standard CDN components, but in a configuration unique to the customer. A typical Custom CDN solution includes specific servers and related resources dedicated to a particular customer so that custom applications or services may be placed on our network along with the customer’s digital media content, Limelight CDN connectivity for scalable delivery and Limelight professional services for implementing and managing the solution.

Complementary Partner Services

As a leader in the industry, Limelight has attracted a list of partners that use our network to enhance their own service offerings. Additionally, these partners offer services that complement our core offerings. These partner services include digital rights management, content management systems, advertising insertion, content encoding and transcoding, e-commerce systems and managed hosting.

Technology

We have developed an innovative system for Internet-based delivery of digital media, based on a content delivery network built specifically for large media files, high bit-rate media streams, expanding content libraries and global audiences. This system and technology platform has the following key elements:

Globally-Deployed Servers

•	We have built and deployed a globally distributed network of more than 4,000 servers specially configured for the delivery of rich media content at 54 points of presence, or POPs, and 16 logical CDN locations, or a group of POPs, in the U.S., Europe and Asia. Content consumers can connect to Limelight servers that are closer to them, in network terms, than a content provider’s own servers, eliminating much of the Internet congestion and inconsistent network performance that could affect the delivery of content. This reduces or eliminates the visible symptoms of poor Internet performance, including slow start times and stopping or skipping during playback.

Densely-Configured, High-Capacity Architecture

•	Our architecture consists of dense clusters of specially-configured edge servers and storage servers deployed at each POP. A logical CDN location is provisioned with hundreds of edge servers, which users connect to and which store our customers’ most popular content files. A logical CDN location also contains one or more intermediate storage systems, which act as large, deep media file caches and store less frequently requested content files. When an edge server in the logical CDN location needs a file that it does not have, it can often retrieve that object from the intermediate storage system, rather than from a customer’s website servers or from another location in our system. These retrievals from intermediate storage systems are very fast, because they occur across a local area or metro area ethernet network, rather than across our backbone or across the public Internet. This architecture enables us to maximize the amount of content stored at each CDN location without requiring that we store every content file on every edge server.

•	We have configured each of our CDN locations to connect with hundreds of networks. They are also equipped with the capacity to support additional network connections as needed. This design allows us to provide maximum scalability and responsiveness as end-user demand increases. In addition, any server within a CDN location can send and receive data via any network at that location. This “any-to-any” capability allows us to use our network connections to the greatest extent possible, without having to simultaneously optimize servers and networks, as some CDNs do. Each of our edge servers has access to whichever locally-attached network is best for each delivery.

Connectivity

•	In aggregate, our logical CDN locations are directly connected to over 700 broadband Internet access networks around the world. Whenever possible, we use these interconnections to place content objects directly on users’ access networks, which means those users’ requested files reach them without ever traversing the public Internet. We believe that there is no faster method available for delivering content to a user. More than half of our total content delivery volume is delivered in this fashion.

•	When we are not connected directly to the user’s broadband Internet access provider, we use commercial Internet carriers to deliver content objects to the user’s broadband provider. We maintain commercial relationships with many of the world’s largest Internet carriers, including AT&T, Deutsche Telekom, France Telecom and Global Crossing, with multiple commercial Internet carrier connections at each of our CDN locations.

•	Our CDN locations in the United States and Europe are connected together via a dedicated optical backbone, which we operate, that includes redundant 10 gigabit per second connections to every location. Our logical CDN locations in Asia are connected to our U.S./Europe network via managed circuits. By connecting all of our locations with a network infrastructure that we operate and on which we manage the traffic flows (rather than relying on the often-congested public Internet), we are able to rapidly move objects around our network when needed to service user requests. Also, using our own network, rather than relying on the public Internet, means that the stream our edge server acquires will be as high-quality as the stream we receive from our customer.

Intelligence

•	We have developed proprietary software that manages our content delivery system. This software consists of several components:

—	Edge server software for managing download and streaming delivery of content objects;

—	Software for assigning resources within our infrastructure and for systematically improving our infrastructure over time as our customers and infrastructure components change;

—	Intermediate cache server systems and software for storing customer content libraries; and

—	Customer portal and customer reporting software.

Flexibility

•	Using our proprietary edge server software, we handle both download and streaming deliveries across what we believe is one of the broadest range of formats in our industry, including Adobe Flash, MP3 audio, QuickTime, RealNetworks RealPlayer and Windows Media.

Customers

Our core set of customers are media companies and other providers of online media content. As of May 2007, we had approximately 800 customers worldwide, including many top names in the fields of video, digital music, new media, games, rich media applications and software delivery. Based on 2006 revenue, our largest customers in each of these fields included:

•	Video: MSNBC, Viacom.

•	Music: RadioIO, ABC Radio.

•	Games: Microsoft (XBOX), Valve Corporation.

•	Software: Microsoft, Adobe Systems.

•	Social Media: MySpace.com.

Two customers, Microsoft and Disney, each accounted for more than 10% of our revenue in the quarter ended March 31, 2007. One customer, CDN Consulting, which acted as a reseller of our services primarily to MySpace.com, accounted for more than 10% of our revenue in 2006. In the quarter ended March 31, 2007, sales to this reseller declined to approximately 2% of our revenue, and prospectively, we do not expect sales to this reseller to be at levels comparable to those achieved in 2006. No customer accounted for more than 10% of our revenue in 2005, and one customer, MusicMatch, accounted for more than 10% of our revenue in 2004.

Competition

The content delivery network market is highly competitive and is characterized by multiple types of vendors offering varying combinations of computing and bandwidth to content providers. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances, and substantially greater financial, technical and marketing resources than we do. Our primary competitors include content delivery service providers such as Akamai Technologies, Inc., or Akamai, Level 3 Communications, which recently acquired SAVVIS Communications’ CDN services business, Digital Island, and Internap Network Services Corporation, which recently acquired VitalStream. Also, as a result of the growth of the content delivery market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Internationally, we compete with local content delivery service providers, many of which are very well positioned within their local markets.

We believe that the principal competitive factors affecting the content delivery market include such attributes as:

•	Performance, as measured by file delivery time and end-user media consumption rates;

•	Scalability;

•	Proprietary software designed to efficiently locate and deliver large media files;

•	Ease of implementation;

•	Flexibility in designing delivery systems for unique content types and mixes;

•	Reliability; and

•	Cost efficiency.

While many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and greater financial, technical and marketing resources than we do, we believe that we compete favorably on the basis of these factors, taken as a whole. In particular, we believe that our service offerings compete strongly in the areas of performance and scalability, which are two of the most critical elements involved in the delivery of rich media content over the Internet, and in the area of cost efficiency.

Research and Development

Our research and development organization is responsible for the design, development, testing and certification of the software, hardware and network architecture of our content delivery network system. As of April 30, 2007, we had 17 employees in our research and development group, substantially all of whom were located at our headquarters in Tempe, Arizona. Our engineering efforts support product development across all major types of rich media content, including videos, music, games, software and social media, in various file formats and protocols such as Adobe Flash, MP3 audio, QuickTime, RealNetworks RealPlayer and Windows Media. We test our system to ensure scalability in times of peak media demand. We use internally-developed and third-party software to monitor and to track the performance of our network in the major Internet consumer markets around the world where we provide services for our customers. Our research and development expenses were approximately $0.2 million in 2004, $0.5 million in 2005, $3.2 million in 2006 and $1.3 million in the three months ended March 31, 2007, including stock-based compensation expense of $1.7 million in 2006 and $0.9 million in the three months ended March 31, 2007. We believe that the investments that we have made in research and development have been effectively utilized. In the future, we anticipate that our research and development expenditures will increase as a percentage of our revenue as we grow our business.

Sales and Marketing

We sell our services directly through our telesales and field sales forces. We also have customers who incorporate our services into their offerings and function as resellers, as well as other distribution partners. We target media companies and other providers of online media content through our:

•	Telesales force. Our telesales force is responsible for managing direct sales opportunities within the mid-market within North America.

•	Field sales force. In October 2006, we began to develop a field sales force and have since hired 13 sales personnel in various geographic markets. This sales force is responsible for managing direct sales opportunities in major accounts in North America, Europe and the Asia Pacific region.

•	Distribution partners. We have certain customers who incorporate our services into their offerings, and we also maintain relationships with a number of resellers and distribution partners.

We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and resellers. We rely on a variety of marketing vehicles, including trade shows, advertising, public relations, webinars, our website and collaborative relationships with technology vendors.

We intend to expand our current sales and marketing organization in additional international territories.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and other intellectual capital. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights, trademarks, domain registrations and contractual protections.

We have 14 patent applications pending in the United States. We also have 36 regional or national patent applications pending in foreign countries and five patent applications filed under the Patent Cooperation Treaty awaiting possible entry into the regional or national phase. We do not currently have any issued patents, and we do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Any patents that may be issued to us may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. Therefore, we cannot predict the exact effect of having a patent with certainty.

We have five pending trademark applications in the United States. Our name, Limelight Networks, has been filed for multiple classes in the United States, Australia, Canada, the European Union, India, Japan, South Korea and Singapore. Three of the non-U.S. trademark applications have issued. There is a risk that pending trademark applications may not issue, and that those trademarks that have issued may be challenged by others who believe they have superior rights to the marks.

We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including physical and electronic security; contractual protections with employees, contractors, customers and partners; and domestic and foreign copyright laws.

Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights and licenses and confidentiality agreements, there is risk that unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. Further, expansion of our business with additional employees, locations and legal jurisdictions may create greater risk that our trade secrets and proprietary rights will be harmed. If we fail to effectively protect our intellectual property and other proprietary rights, our business could be harmed.

Third parties could claim that our products or technologies infringe their proprietary rights. The Internet content delivery industry is characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products, services, and competitors in our market increases. Further, continued success in this market may provide an impetus to those who might use intellectual property litigation as a weapon against us. As described under “Legal Proceedings” below, we are currently party to a lawsuit in which Akamai and the Massachusetts Institute of Technology, or MIT, allege that we are infringing three patents assigned to MIT and exclusively licensed by MIT to Akamai. The outcome of this or any other litigation is inherently unpredictable. In addition, to the extent that we gain greater visibility and market exposure as a public company, we are likely to face a higher risk of being the subject of intellectual property infringement claims from other third parties.

Legal Proceedings

In June 2006, Akamai and MIT filed a lawsuit against us in the U.S. District Court for the District of Massachusetts alleging that we are infringing two patents assigned to MIT and exclusively licensed by MIT to Akamai. In September 2006, Akamai and MIT expanded their claims to assert infringement of a third patent. These two matters have been consolidated by the Court. In addition to monetary relief, including treble damages, interest, fees and costs, the consolidated complaint seeks an order permanently enjoining us from conducting our business in a manner that infringes the relevant patents. A permanent injunction could prevent us from operating our CDN altogether. The Court held a claims construction hearing, known as a Markman hearing, on May 17, 2007. We do not anticipate that we will receive a ruling on this hearing before mid-June 2007, and the ruling may come much later. Although the Court has not set a trial date, based on the schedule currently in place, we believe it is likely that the case will go to trial in 2008.

Akamai and MIT have asserted some of the patents at issue in the current litigation in two previous lawsuits against different defendants. Both cases were filed in the same district court as the current action, and assigned to the same judge currently presiding over the lawsuit filed against us. In one case, Akamai prevailed in part after a jury trial securing an injunction against the defendant on four claims of the asserted patent. The appeals court upheld the injunction, though it held that two of the four claims of the challenged patent were invalid. In a subsequent bankruptcy proceeding of this defendant, Akamai submitted a proof of claim for $30 million in damages, and this lawsuit was later settled for a lesser amount. In addition, the second lawsuit ended only when Akamai acquired the defendant prior to final resolution of the case.

While we believe that the claims asserted by Akamai and MIT are without merit and intend to vigorously defend the action, we cannot assure you that this lawsuit ultimately will be resolved in our favor. An adverse ruling could seriously impact our ability to conduct our business and to offer our products and services to our customers. This, in turn, would harm our revenue, market share, reputation, liquidity and overall financial position.

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Other than the patent litigation filed against us by Akamai and MIT, we are not presently a party to any material legal proceedings.

Employees

As of April 30, 2007, we had 168 employees, including 84 in sales and marketing, 52 in network engineering and operations, 17 in research and development and 15 in general and administrative. Of these employees, 162 are based in the United States, five are based in the United Kingdom and one is based in Japan. In addition, we have one sales and marketing consultant based in Singapore. We consider our current relationship with our employees to be good. None of our employees is represented by a labor union or is a party to a collective bargaining agreement.

Facilities

We lease approximately 7,529 square feet and 13,341 square feet of space in our two headquarters buildings in Tempe, Arizona under leases that expire in 2009 and 2010, respectively. We also lease approximately 8,224 square feet of space for a data center in Phoenix, Arizona under a lease that expires in 2010. We believe we will need additional space before this time, and we have ample options in the local area to expand our use of facilities space. We also lease space for our field personnel in various locations in the United States and Europe. Additionally, we lease substantial data center space in approximately 50 computing centers around the world from market-leading co-location vendors such as Equinix and Switch and Data.

MANAGEMENT

Executive Officers, Directors and Key Employees

Our executive officers, directors and key employees, and their ages and positions as of June 7, 2007 are as follows:

Name	Age	Position

Executive Officers:
Jeffrey W. Lunsford	41	President, Chief Executive Officer and Chairman
Nathan F. Raciborski	40	Co-Founder, Chief Technical Officer and Director
Michael M. Gordon	50	Co-Founder and Chief Strategy Officer
Matthew Hale	54	Chief Financial Officer and Secretary
David M. Hatfield	39	Senior Vice President of Worldwide Sales, Marketing and Services
Additional Directors:
Walter D. Amaral(1)(3)	55	Director
Joseph H. Gleberman(3)	49	Director
Fredric W. Harman(2)(3)	46	Director
Mark A. Jung(3)	45	Director
Allan M. Kaplan	36	Co-Founder and Director
Peter J. Perrone(2)(3)	39	Director
David C. Peterschmidt(1)(2)(3)	59	Director
Gary Valenzuela(1)(3)	50	Director
Key Employees:
Erik W. Gabler	37	Senior Vice President of International Sales & Global Account Management
Louis A. Greco III	37	Vice President of North American Sales and Business Development Channels
William H. Rinehart	43	Co-Founder

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee

(3)	Member of our Nominating and Governance Committee

Jeffrey W. Lunsford has served as our President, Chief Executive Officer and Chairman since November 2006. Prior to joining us, Mr. Lunsford served as Chairman and Chief Executive Officer of WebSideStory, Inc., now known as Visual Sciences, Inc., a provider of real-time data analytics and visualization applications, from April 2003 to November 2006. Prior to that, he served as the Chief Executive Officer of TogetherSoft Corporation, a software development company, from September 2002 to February 2003, and as the Senior Vice President of Corporate Development of S1 Corporation, a provider of customer interaction software for financial and payment services, from March 1996 to August 2002. He also currently serves on the board of directors of Visual Sciences, Inc. and Midtown Bank and Trust Company. Mr. Lunsford received a B.S. in Information and Computer Sciences from the Georgia Institute of Technology.

Nathan F. Raciborski, one of our Co-Founders in June 2001, has served as our Chief Technical Officer since June 2001 and as a director since July 2006. Prior to co-founding Limelight, Mr. Raciborski was the Co-Founder and Chief Technical Officer of Aerocast, Inc., from 1999 to 2000. In 1997, he co-founded Entera and served on its board of directors until it was acquired by Cacheflow in 2000. In 1993, Mr. Raciborski co-founded and served as President, Chief Executive Officer and Director of Primenet Services for the Internet, which later merged with GlobalCenter, Inc. where he served as President and Director. GlobalCenter was acquired in 1997 by Frontier Communications, Inc., where he served as President of Network Services until 1998. He also currently serves as a managing member of Cocoon Capital, LLC, a private venture fund.

Michael M. Gordon, one of our Co-Founders in June 2001, has served as our Chief Strategy Officer since January 2005. Prior to joining us in a full-time capacity, Mr. Gordon served as a Consulting Expert to Keller Rohrback PLC, a law firm, from January 2003 through April 2004. Prior to that, he served as Co-founder and Chief Executive Officer of Axient Communications, Inc. from January 1999 through October 2002. In April 2002, the U.S. District Court for the District of Arizona approved a consent judgment entered into between Mr. Gordon and the U.S. Department of Labor relating to the Labor Department’s allegations that in 1997, while Mr. Gordon was a fiduciary of the retirement plan of Gateway Data Science Corporation, or Gateway, Gateway failed to forward funds withheld from Gateway’s employees’ paychecks to the retirement plan within the time limits prescribed by the Employee Retirement Income Security Act, or ERISA. Pursuant to the judgment, Mr. Gordon agreed to pay restitution to the Gateway retirement plan, as well as certain fees and penalties, and to be permanently enjoined from serving as a named fiduciary of any retirement plan organized under ERISA and from future violations of ERISA and related federal laws. The judgment expressly provided, however, that it would not prevent Mr. Gordon from serving as an executive officer of other companies with which he might be affiliated in the future. In February 2004, the Labor Department reduced the civil penalties previously assessed against Mr. Gordon by 40% after it determined that, while Gateway had failed to abide by the time limits prescribed by ERISA, Mr. Gordon had acted in good faith. Mr. Gordon received a B.S. in Finance from Ohio State University.

Matthew Hale has served as our Chief Financial Officer since December 2006. Prior to joining us, Mr. Hale served as President of S1 Corporation, a provider of customer interaction software for financial and payment services, from October 2005 to November 2006. He also previously served in several senior financial positions at S1 Corporation from April 2000 to March 2006, most recently as Chief Financial Officer from September 2001 to March 2006. Prior to that, from 1995 to 2000, Mr. Hale served as Chief Financial Officer of CCI-Triad Systems, Inc., a provider of enterprise inventory control and point of sale systems. Mr. Hale also spent over eight years with the accounting firm of Ernst & Young LLP (formerly, Ernst & Whinney). He is a member of the California and American Institutes of Certified Public Accountants. Mr. Hale received a B.B.A. in Accounting from Idaho State University.

David M. Hatfield has served as our Senior Vice President of Worldwide Sales, Marketing and Services since March 2007. Prior to joining us, Mr. Hatfield served as Vice President-General Manager of Symantec Professional Services for the Americas at Symantec Corporation from September 2006 to March 2007 and as the Vice President of Sales, Western Area, at Symantec from April 2005 to September 2006. Prior to that, from December 2003 to April 2005, Mr. Hatfield served as Vice President of Sales of VERITAS Software. From October 2001 to October 2003, he served as the Vice President of Worldwide Field Operations at Reardon Commerce, Inc. (formerly Talaris Corporation). Mr. Hatfield also served in a number of senior sales positions at Akamai Technologies, Inc. from September 1999 to October 2001, most recently as the Director of North America Sales. Mr. Hatfield received a B.S. in Political Science from Santa Clara University.

Walter D. Amaral has served as a director since May 2007. Mr. Amaral served as Senior Vice President and Chief Financial Officer of SiRF Technology Holdings, Inc., a provider of GPS enabled technology, from August 2000 to March 2006. Prior to that, from August 1997 to August 2000, Mr. Amaral served as Senior Vice President and Chief Financial Officer of S3 Incorporated. From April 1995 to August 1997, Mr. Amaral served as Senior Vice President and Chief Financial Officer of NetManage, Inc., a software company. From May 1992 to May 1995, Mr. Amaral served as Senior Vice President and Chief Financial Officer of Maxtor Corporation, a computer storage device company. From May 1977 to May 1992, Mr. Amaral worked in several finance and marketing positions, the most recent of which was Corporate Controller, at Intel Corporation. Mr. Amaral holds a B.S. in Accounting from California State University, San Jose.

Joseph H. Gleberman has served as a director since September 2006. Mr. Gleberman has been a Managing Director in Goldman, Sachs & Co.’s Principal Investment Area since 1993. Prior to joining the Principal Investment Area, he served in a variety of capacities in the Investment Banking Division and the Mergers & Acquisitions Department at Goldman, Sachs & Co., which he joined in

1982. Mr. Gleberman received a B.A. and an M.A. from Yale University, and an M.B.A. from Stanford University.

Fredric W. Harman has served as a director since September 2006. Mr. Harman has served as a Managing Partner of Oak Investment Partners since 1994. From 1991 to 1994, Mr. Harman served as a General Partner of Morgan Stanley Venture Capital. Mr. Harman currently serves as a director of U.S. Auto Parts, an online provider of aftermarket auto parts, and several privately held companies, including Aspect Software Inc., a provider of contact center solutions, and Demand Media, Inc., an Internet new media company. Mr. Harman received a B.S. and an M.S. in Electrical Engineering from Stanford University, where he was a Hughes Fellow, and an M.B.A. from the Harvard Graduate School of Business.

Mark A. Jung has served as a director since April 2007. Mr. Jung served as the Chief Operating Officer of Fox Interactive Media, a subsidiary of News Corporation, from February 2006 to November 2006. Mr. Jung also served as the Chief Executive Officer of IGN Entertainment Inc. from January 1999 to January 2006, including the period from October 2005 to January 2006 when IGN Entertainment Inc. was a subsidiary of News Corporation. He also co-founded Worldtalk Communications Corporation, an Internet security company, and served as its Chief Executive Officer and a director from February 1992 to July 1997 and also as its Chairman from February 1996 to July 1997. Mr. Jung holds a B.S. in Electrical Engineering from Princeton University and an M.B.A. from Stanford University.

Allan M. Kaplan, one of our Co-Founders in June 2001, has served as a director since August 2003, including serving as Chairman of our board of directors through November 2006. Mr. Kaplan also served as a Partner of Milestone Equity Partners from October 2001 to November 2003. Prior to co-founding Limelight, Mr. Kaplan served as Senior Vice President of Business Development and as a Director of Axient Communications from 1999 to 2000. In 1997, Mr. Kaplan co-founded Entera, which was acquired by Cacheflow in 2000. In 1993, Mr. Kaplan co-founded and served as Senior Vice President and Director of Primenet Services for The Internet, which later merged with GlobalCenter, where he served as Vice President of Operations and Director. GlobalCenter was acquired in 1997 by Frontier Communications, where he served as Senior Vice President of Network Services until 1998. Mr. Kaplan also currently serves as a managing member of Cocoon Capital, LLC a private venture fund, and sits on the advisory board of Greenhill SAVP.

Peter J. Perrone has served as a director since July 2006. Mr. Perrone has been a Vice President in Goldman, Sachs & Co.’s Principal Investment Area since 2002. Prior to transferring to the Principal Investment Area in 2001, Mr. Perrone worked in the High Technology Group at Goldman, Sachs & Co., where he started as an Associate in 1999. Mr. Perrone also currently serves on the board of directors of Teneros, Inc., Tervela, Inc. and Woven System, Inc. Mr. Perrone received a B.S. from Duke University, an M.S. from the Georgia Institute of Technology and an M.B.A. from the Massachusetts Institute of Technology, Sloan School of Management.

David C. Peterschmidt has served as a director since February 2007. Mr. Peterschmidt served as President and Chief Executive Officer of Openwave Systems, Inc. from November 2004 to March 2007. Prior to joining Openwave, Mr. Peterschmidt served as Chief Executive Officer and Chairman of Securify, Inc., from September 2003 to November 2004. Mr. Peterschmidt was Chief Executive Officer and Chairman of Inktomi, Inc. from July 1996 to March 2003. Mr. Peterschmidt also currently serves on the boards of directors of Business Objects S.A., UGS Corp. and Cellular Telecommunications and Internet Association (CTIA). Mr. Peterschmidt received a B.A. in Political Science from the University of Missouri and an M.A. from Chapman College.

Gary Valenzuela has served as a director since February 2007. Mr. Valenzuela has served as President of Powerplay Properties LLC since July 2000. Prior to that, Mr. Valenzuela served as Senior Vice President and Chief Financial Officer of Yahoo! Inc. from January 1996 to July 2000, and he was Senior Vice President and Chief Financial Officer of TGV Software, Inc., a supplier of Internet software products, from January 1994 to January 1996. He is a Certified Public Accountant in

California. Mr. Valenzuela received a B.S. in Business Administration with an Accounting Emphasis and a Computer Systems minor from San Jose State University.

Erik Gabler has served as our Senior Vice President of International Sales & Global Account Management since January 2005. From December 2003 to January 2005, he served as our Vice President of Business Development, from December 2002 to December 2003 as our Vice President of Sales, and from July 2001 to December 2002 as our Director of Sales. Prior to joining us, Mr. Gabler served as National Director of Co-location Sales for WebVision from October 1998 to June 2001. He also served as Director of ISP Sales for GlobalCenter, Inc., a unit of Frontier Communications, Inc., from July 1997 to September 1998. Mr. Gabler received a B.A. in Organizational Communications from Arizona State University.

Louis A. Greco III has served as our Vice President of North American Sales and Business Development Channels since December 2006. From August 2005 to December 2006, he served as our Vice President of Sales and, from August 2003 to August 2005, he served as our National Sales Director. Prior to joining us, Mr. Greco served as a senior sales executive for Cable & Wireless America, an Internet network service provider, from June 2003 to July 2003. He also served in various senior sales and sales management positions for MCI WorldCom, a global business and residential communications company, from October 1996 to February 2003. Mr. Greco received a B.A. in Communication Sciences and English Literature from the University of Connecticut.

William H. Rinehart, one of our Co-Founders in June 2001, was our President and Chief Executive Officer from June 2001 to October 2006 and was a director from August 2003 through October 2006. Mr. Rinehart is engaged in international business development activities on our behalf, and he does not presently serve as one of our officers or directors. Prior to co-founding Limelight, Mr. Rinehart served in a number of executive-level sales positions at Critical Path, Inc., a provider of Internet messaging products and services, from 1998 to 2000. In 2002, the SEC alleged that during a portion of the time Mr. Rinehart was associated with Critical Path, Mr. Rinehart participated in a fraudulent scheme to inflate Critical Path’s revenue and earnings. Mr. Rinehart and the SEC entered into a settlement under which Mr. Rinehart neither admitted nor denied the allegations and agreed to be fined, was enjoined from future violations of certain U.S. securities laws, and was prohibited from serving as an officer or director of a public company through August 2007. Mr. Rinehart previously served as the Senior Vice President and General Manager of Frontier Communications, Inc. in 1998, as the Senior Vice President and General Manager of GlobalCenter, Inc. from 1997 to 1998, as the Vice President of Product Development in 1996 and as the Vice President of Sales in 1997 of Genuity, and as the Vice President and General Manager of MFS Communications from 1995 to 1996. Mr. Rinehart received a B.S. in Business Administration from Ball State University.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or officers.

Board of Directors

Our board of directors is currently composed of ten members, seven of whom are independent within the meaning of the independent director guidelines of the Nasdaq Stock Market LLC. Upon completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders to be held during the years 2008 for the Class I directors, 2009 for the Class II directors and 2010 for the Class III directors.

•	Our Class I directors will be Messrs. Amaral, Kaplan and Lunsford;

•	Our Class II directors will be Messrs. Gleberman, Harman, Jung and Perrone; and

•	Our Class III directors will be Messrs. Peterschmidt, Raciborski and Valenzuela.

Our amended and restated certificate of incorporation and bylaws provide that the number of our directors, which is currently ten members, shall be fixed from time to time by a resolution of the majority of our board of directors. Each officer serves at the discretion of the board of directors and holds office until his successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee will:

•	evaluate the independent auditors’ qualifications, independence and performance;

•	determine the engagement of the independent auditors;

•	approve the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitor the rotation of partners of the independent auditors on the Company engagement team as required by law;

•	review our financial statements and review our critical accounting policies and estimates; and

•	review and discuss with management and the independent auditors the results of the annual audit and our quarterly financial statements.

The members of our audit committee are Messrs. Amaral, Peterschmidt and Valenzuela. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Nasdaq Stock Market LLC and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Nasdaq Stock Market LLC and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee oversees our corporate compensation programs. The compensation committee will also:

•	review and recommend policy relating to compensation and benefits of our officers and employees;

•	review and approve corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluate the performance of our officers in light of established goals and objectives;

•	set compensation of our officers based on its evaluations;

•	administer the issuance of stock options and other awards under our stock plans; and

•	review and evaluate, at least annually, its own performance and that of its members, including compliance with the committee charter.

The members of our compensation committee are Messrs. Harman, Perrone and Peterschmidt, each of whom our board of directors has determined is independent within the meaning of the independent director guidelines of the Nasdaq Stock Market LLC. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Nasdaq Stock Market LLC and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Governance Committee

We have established a nominating and governance committee to oversee and assist our board of directors in reviewing and recommending nominees for election as directors. The nominating and governance committee will also:

•	assess the performance of the board of directors;

•	direct guidelines for the composition of our board of directors; and

•	review and administer our corporate governance guidelines.

The members of our nominating and governance committee are Messrs. Amaral, Gleberman, Harman, Jung, Perrone, Peterschmidt and Valenzuela, each of whom is a non-management member of our board of directors.

Our board of directors may from time to time establish other committees.

Codes of Ethics

We have adopted a code of ethics for our principal executive and senior financial officers applicable to our Chief Executive Officer, Chief Financial Officer and other principal executive and senior financial officers. In addition, we have adopted a code of business conduct and ethics for all employees, officers and directors. These codes became effective as of the effective date of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Director Compensation

In 2006, we did not provide any member of our board of directors compensation in his capacity as a director. In 2007, Walter D. Amaral, Mark A. Jung, David C. Peterschmidt and Gary Valenzuela joined our board of directors, and were granted options to purchase 67,500, 52,500, 52,500 and 52,500 shares of our common stock,respectively, at exercise prices of $11.00, $7.79, $2.09 and $2.09 per share, respectively. We also agreed to pay each of these directors an annual cash retainer of $25,000. In addition, we agreed to pay Mr. Amaral $7,500 annually for membership on our audit committee, Mr. Peterschmidt $5,000 annually for membership on each of our audit and compensation committees and Mr. Valenzuela $5,000 annually for membership on our audit committee. In the future, our board of directors expects to adopt a non-employee director compensation policy that will provide non-employee directors with an overall compensation package that we believe will be considered customary for directors of a public company and would allow us to attract and retain qualified members of our board of directors. Such a policy may include initial and annual equity awards, annual cash retainers associated with board of directors and board committee service, and cash meeting fees. However, at this time no such policy has been agreed to nor adopted.

Allan M. Kaplan, one of our Co-Founders and a member of our board of directors, has been a part-time employee of ours since August 2006 and served as a consultant to us during the first seven months of 2006. Under this employment arrangement, Mr. Kaplan provides advisory level services to members of our executive team and receives a salary of $6,250 per month, plus standard benefits available to our other employees. In addition, our arrangement with Mr. Kaplan provides that we will not, except in the case of termination for cause, terminate Mr. Kaplan’s employment with us or terminate the benefits to which he is entitled under this arrangement until July 2007. In August 2006, concurrently with our granting of options to each of our other Co-Founders, we granted Mr. Kaplan an option to purchase 937,500 shares of common stock with an exercise price of $0.27 per share, which vests at a rate of approximately 1/12th per month from the grant date. In September 2006, Mr. Kaplan exercised this option in full. We recognized $1,478,000 in stock-based compensation expense for financial reporting purposes with respect to this option grant, computed in accordance with FAS 123R. In 2006, pursuant to his consulting and employment arrangements with us, Mr. Kaplan earned an aggregate of $37,500 in salary, $276,041 in bonus, $8,868 in other compensation (representing amounts paid for health and life insurance) and, together with the option award value described above, total compensation of $1,800,409.

Compensation Discussion and Analysis

Our executive compensation program is designed to attract individuals with the skills necessary for us to achieve our business objectives, to reward those individuals fairly over time, to retain those individuals who continue to perform at or above the levels that we expect and to closely align the compensation of those individuals with our performance on both a short-term and long-term basis. To that end, our executive officers’ compensation has two primary components: base cash compensation, or salary, stock option grants and stock awards. In addition, we have historically provided discretionary performance bonuses to individuals or all employees to recognize individual performance or the achievement of important business objectives such as the development of our network, the establishment and maintenance of key strategic relationships, the growth of our customer base, as well as financial and operational performance. Finally, we also provide our executive officers a variety of benefits that are available generally to all salaried employees.

General

We view each component of executive compensation as related but distinct, and we also review total compensation of our executive officers to ensure that our overall compensation goals are met. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, our overall performance and other considerations we deem relevant. For annual compensation reviews, we evaluate each executive’s performance, look to industry trends in compensation levels and generally seek to ensure that compensation is appropriate for an executive officer’s level of responsibility and for the promotion of future performance. Except as described below, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, our philosophy is to make a greater percentage of an employee’s compensation performance-based and to keep cash compensation to a nominally competitive level while providing the opportunity to be well rewarded through equity if we perform well over time. To this end, we use stock options as a significant component of compensation because we believe that they best relate an individual’s compensation to the creation of stockholder value. While we offer competitive base salaries and the potential for cash bonus, stock-based compensation has also been a significant motivator in attracting employees for Internet-related and other technology companies. In the future, we expect our newly constituted compensation committee to be active in establishing comprehensive policies and guidelines for executive compensation.

As our board of directors historically has not operated through the use of committees, we have not, prior to March 2007, had a compensation committee of the board of directors. Our full board, however, has traditionally sought to perform, at least annually, a review of our executive officers’ overall compensation packages to determine whether they provide adequate incentives and motivation and whether they adequately compensate our executive officers relative to the market. In evaluating the market for attracting and retaining qualified executives, our board of directors historically has relied upon its collective experience in our industry in general. To date, we have conducted a detailed analysis of the cash and equity compensation of our chief executive officer, and established general budgetary guidelines for aggregate annual employee cash compensation that our chief executive officer has allocated among individual executives and employees on a case by case basis in his discretion. For compensation decisions regarding the grant of equity compensation, including vesting schedules and, in some cases, milestones providing for accelerated vesting if such milestones are achieved, relating to employees other than to our chief executive officer, the board of directors typically considers recommendations from the chief executive officer and/or other members of management. Upon completion of this offering, we intend for the compensation committee to play the primary role in setting compensation levels for our executive officers among all compensation components. We also anticipate that the compensation committee will also have the authority to grant awards under our 2007 Equity Incentive Plan, which will be effective upon completion of this offering.

Elements of Compensation

Executive compensation consists of the following elements:

Base Compensation.  We fix executive officer base compensation at a level that we believe, based on the collective industry experience of our board of directors, best enables us to hire and retain individuals in a competitive environment and reward individual performance according to satisfactory levels of contribution to our overall business goals. The salaries of Messrs. Raciborski, Gordon, Rinehart, Gabler and Greco were increased by approximately 22%, 20%, 22%, 20% and 36%, respectively, in 2006, and by approximately 34%, 22%, 0%, 11%, and 17% for 2007, respectively. These increases were part of our normal annual compensation review process and reflect our review of competitive compensation levels in the market. Messrs. Lunsford and Hale were hired by us in 2006 and, therefore, did not receive a salary increase for 2007.

Annual Incentive Cash Bonuses.  We have periodically utilized cash bonuses to reward performance achievements and have in place annual target incentive bonuses for each of our executive officers, payable either in whole or in part, depending on the extent to which the employee’s applicable performance goals are achieved. For 2007, our board of directors has indicated that executive incentive bonuses will be determined, at least in part, based upon specified measures of corporate performance, including revenue, adjusted EBITDA and earnings targets. We believe that these targets present achievable goals, but are not necessarily certain and depend upon successful execution of our business plan. In 2006, we paid incentive cash bonuses for all employees generally in the range of $40,000 to $326,000 for members of our executive management, and $1,000 to $36,000 for other employees, with higher bonuses awarded to certain members of executive management in connection with our strong performance in 2006. Bonuses have generally been reviewed and approved by our board of directors, which has worked to determine the performance and operational criteria necessary for award of such bonuses. The bonuses for Mr. Raciborski, our Chief Technology Officer, Mr. Gordon, our Chief Strategy Officer and Mr. Rinehart, our Chief Executive Officer until October 2006, were based on over-achievement of certain adjusted EBITDA goals in 2006 pursuant to an executive compensation plan that was established by our board of directors in 2005 and terminated after the second quarter of 2006. This prior executive compensation plan provided for a formula-based quarterly cash bonus tied to quarterly adjusted EBITDA thresholds. Mr. Lunsford received a $100,000 signing bonus upon joining us in November 2006. For 2006, Messrs. Lunsford, Raciborski, Gordon, Rinehart, Gabler and Greco each received an aggregate bonus of $100,000, $326,041, $326,041,

$326,041, $40,000 and $30,000, respectively, which represented approximately 31%, 148%, 181%, 148%, 22% and 20% of their base salaries, respectively.

Long-Term Incentive Program.  We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. We utilize stock options to ensure that our executive officers have a continuing stake in our long-term success. Because our executive officers are awarded stock options with an exercise price equal to or greater than the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock option grants to new employees vest at the rate of 25% after the first year of service with remainder vesting ratably over the subsequent 36 months. For non-new hire stock option grants, vesting typically occurs ratably over 48 months from the date of grant. Authority to make stock option grants to executive officers has historically rested with our board of directors, and we expect our board of directors will delegate that authority to our compensation committee in the future. In determining the size of stock option grants to executive officers, our board of directors considers our performance against the strategic plan, individual performance against the individual’s objectives, the experience of our board members, the extent to which shares subject to previously granted options are vested and the recommendations of our chief executive officer and other members of management.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant action occurs.

Stock Options and Equity Awards.  Our Amended and Restated 2003 Incentive Compensation Plan authorizes us to grant options to purchase shares of our common stock to our employees and executive officers, which is described in further detail under “— Employee Benefit Plans.” During 2006, we granted options to Messrs. Lunsford, Raciborski, Hale, Gordon and Rinehart, to purchase 1,500,000, 937,500, 105,000, 937,500, and 937,500 shares of our common stock, respectively. We granted an option to Mr. Lunsford for 750,000 shares of common stock at an exercise price of $6.53 per share and an option for 750,000 shares of common stock at an exercise price of $13.20 per share. We granted an option to Mr. Hale for 105,000 shares of common stock at an exercise price of $6.67 per share. With the exception of the grants to Messrs. Lunsford and Hale, the option grants had an exercise price of $0.27 per share. Each of the grants to Messrs. Lunsford and Hale were made in connection with their commencement of employment at Limelight. The grants to Messrs. Raciborski, Gordon and Rinehart have one-year vesting schedules and were made by our board of directors as part of our annual process of reviewing equity positions of our employees. The board determined that, in light of these individuals’ performance, equity ownership and level of vesting, it was appropriate to provide additional incentive for each of these personnel.

We have adopted a new 2007 Equity Incentive Plan, which is described below under “— Employee Benefit Plans.” The 2007 Equity Incentive Plan will replace our existing Amended and Restated 2003 Incentive Compensation Plan immediately following this offering and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares, to executive officers and our other employees. Other than the equity plans described above, we do not have any equity security ownership guidelines or requirements for our executive officers.

Our compensation committee approved the grant, upon the effectiveness of this offering, of options to Messrs. Raciborski, Gordon and Rinehart for the purchase of 400,000 shares, 200,000 shares and 200,000 shares of our common stock, respectively, at exercise prices equal to $15.00, the initial public offering price. These options were granted pursuant to our 2007 Equity Incentive Plan and have four-year vesting schedules. Our compensation committee approved these discretionary awards in connection with our initial public offering as a result of a review of the equity position, level of vesting and continued contribution of these employees.

Other Benefits.  Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, short and long-term disability, and supplemental insurance and our 401(k) plan, in each case on the same basis as other employees, subject to applicable laws. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies.

Executive Compensation Tables

The following table provides information regarding the compensation of each of the individuals who served as our principal executive officer and principal financial officer in 2006 and each of the next three most highly compensated executive officers during 2006. We refer to these executive officers as our named executive officers.

Summary Compensation Table

			Stock	Option	All Other
Name and Principal Position	Salary	Bonus	Awards(1)	Awards(1)	Compensation(2)	Total

Jeffrey W. Lunsford(3)	$38,333	$100,000	$1,688,000	$367,000	$322	$2,193,655
President, Chief Executive Officer and Chairman
Nathan F. Raciborski	220,000	326,041	—	1,481,000	11,476	2,038,517
Co-Founder and Chief Technical Officer
Matthew Hale(4)	22,917	—	44,000	18,000	28	84,945
Chief Financial Officer
Michael M. Gordon(5)	180,000	326,041	—	1,483,000	11,265	2,000,306
Co-Founder and Chief Strategy Officer
William H. Rinehart(6)	220,000	326,041	—	1,480,000	8,537	2,034,578
Co-Founder
Erik W. Gabler	180,000	40,000	—	3,000	3,867	226,867
Senior Vice President of International Sales and Global Account Management
Louis A. Greco III	140,453	30,000	—	1,800	154,730	326,983
Vice President of North American Sales and Business Development Channels

(1)	Amounts represent stock-based compensation expense for fiscal year 2006 for stock and option awards under SFAS 123R as discussed in Note 8, Stockholders’ Equity subheading “Incentive Compensation Plan,” of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)	Represents amounts paid for health and life insurance for the employee and the employee’s family members and, in the case of Mr. Greco, includes $150,863 in sales commissions.

(3)	Mr. Lunsford’s annual salary upon completion of this offering will be $400,000.

(4)	Mr. Hale’s annual salary upon completion of this offering will be $275,000.

(5)	Mr. Gordon served as our principal financial officer until November 2006.

(6)	Mr. Rinehart served as our Chief Executive Officer until October 2006.

Grants of Plan-Based Awards in 2006

The following table provides information regarding grants of stock options and other plan based awards to each of our named executive officers during the fiscal year ended December 31, 2006. All options granted to Messrs. Raciborski, Gordon, and Rinehart were granted at the fair market value of our common stock, as determined by our board of directors on the date of grant. The options granted to Messrs. Lunsford and Hale were granted at exercise prices in excess of the fair market value of our common stock on the date of grant. These options were granted under our Amended and Restated 2003 Incentive Compensation Plan.

				All Other
		All Other		Option Awards:		Exercise or	Grant Date
		Stock Awards:		Number of		Base Price	Fair Value
		Number of		Securities		of Option	of Stock
		Shares of		Underlying		Awards	and Option
Name	Grant Date	Stock or Units(#)		Options(#)		($/sh)	Awards($)(1)

Jeffrey W. Lunsford	11/20/06	—		750,000	(2)	$6.53	$3,567,000
	11/20/06	—		750,000	(3)	13.20	2,971,000
	10/20/06	1,500,000	(4)	—		—	10,040,000
Nathan F. Raciborski	08/02/06	—		937,500	(5)	0.27	3,135,000
Matthew Hale	12/01/06	—		105,000	(2)	6.67	448,000
	12/01/06	345,000		—		—	2,122,900
Michael M. Gordon	08/02/06	—		937,500	(5)	0.27	3,135,000
William H. Rinehart	08/02/06	—		937,500	(5)	0.27	3,135,000
Erik W. Gabler	—	—		—		—	—
Louis A. Greco III	—	—		—		—	—

(1)	Amounts represent total fair value of stock and option awards granted in 2006 under SFAS 123R as discussed in Note 8, Stockholders’ Equity subheading “Incentive Compensation Plan,” of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)	Vests 1/4 after one year and approximately 1/48 per month thereafter. Option expires 10 years from the date of grant.

(3)	Vests 1/48 after two years and approximately 1/48 per month thereafter. Option expires 10 years from the date of grant.

(4)	Twelve and one-half percent (12.5%) of the shares vested on the grant date. An additional twelve and one-half percent (12.5%) of the shares vest on the 120th day after the grant date, and 1/48 of the shares vest each month thereafter.

(5)	Vests approximately 1/12 per month. The board of directors has authorized the early exercise of this grant. Option expires 10 years from the date of grant.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table presents certain information concerning the outstanding option awards held as of December 31, 2006 by each named executive officer.

						Stock Awards
								Equity Incentive
						Equity Incentive		Plan Awards:
						Plan Awards:		Market or
	Option Awards					Number of		Payout Value
	Number of	Number of				Unearned		of Unearned
	Securities	Securities				Shares, Units		Shares, Units
	Underlying	Underlying				or Other		or Other
	Unexercised	Unexercised	Option	Option		Rights		Rights
	Options:	Options:	Exercise	Expiration		That Have		That Have
Name	Exercisable (#)	Unexercisable(#)	Price($)	Date		Not Vested (#)		Not Vested ($)

Jeffrey W. Lunsford	—	750,000	$6.53	11/20/16	(1)	1,312,500	(2)	$1,111,250
	—	750,000	13.20	11/20/16	(3)	—		—
Nathan F. Raciborski	—	—	—	—		—		—
Matthew Hale	—	105,000	6.67	12/01/16	(4)	345,000	(4)	292,100
Michael M. Gordon	—	—	—	—		—		—
William H. Rinehart	—	—	—	—		—		—
Erik W. Gabler	365	—	0.14	12/15/13	(5)	—		—
	5,250	107,250	0.27	10/27/15	(6)	—		—
Louis A. Greco III	28,350	76,650	0.27	10/27/15	(7)	—		—

(1)	Vesting commenced November 20, 2006 and vests 1/4 after one year and approximately 1/48 per month thereafter.

(2)	12.5% of the shares vested on the grant date, October 20, 2006. An additional 12.5% of the shares vest on the 120th day after the grant date, and approximately 1/48 of the shares vest on the corresponding day of each month thereafter.

(3)	Vesting commenced November 20, 2006 and vests 1/48 after two years and approximately 1/48 per month thereafter.

(4)	Vesting commenced December 1, 2006 and vests 1/4 after one year and approximately 1/48 per month thereafter.

(5)	Vesting commenced December 15, 2003 and vests 1/4 after one year and approximately 1/36 per month thereafter.

(6)	Vesting commenced November 1, 2005 and vests 1/4 after one year and approximately 1/36 per month thereafter.

(7)	Vesting commenced November 1, 2005 and vests 1/4 after one year and approximately 1/48 per month thereafter.

Option Exercises and Stock Vested in Last Fiscal Year

The following table presents certain information concerning the exercise of options and vesting of stock awards by each of our named executive officers during the fiscal year ended December 31, 2006, including the value of gains on exercise and the value of the stock awards.

	Option Awards			Stock Awards
	Number of			Number of
	Shares	Value		Shares	Value
	Acquired on	Realized on		Acquired on	Realized on
Name	Exercise(#)	Exercise($)		Vesting(#)	Vesting($)(1)

Jeffrey W. Lunsford	—	$—		187,500	$50,000
Nathan F. Raciborski	750,000	0	(2)	—	—
	937,500	0	(2)	—	—
Matthew Hale	—	—		—	—
Michael M. Gordon	375,000	0	(2)	—	—
	937,500	0	(2)	—	—
William H. Rinehart	412,500	0	(2)	—	—
	937,500	0	(2)	—	—
Erik W. Gabler	314,658	39,857		—	—
	5,711	4,073		—	—
	37,500	22,000		—	—
Louis A. Greco III	38,115	4,828		—	—

(1)	The aggregate dollar amount realized upon the vesting of a stock award represents the aggregate deemed fair value of the shares of our common stock underlying the stock award on the vesting date multiplied by the shares vested on the vesting date.
(2)	No value was realized on exercise, because the value of such shares equaled the exercise price on the date of exercise.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreements and Change of Control Arrangements

Jeffrey W. Lunsford

We have entered into an employment agreement, dated October 20, 2006, with Mr. Lunsford, our President, Chief Executive Officer and Chairman of the Board.

Compensation.  Mr. Lunsford’s annual salary is $325,000 per year and will be increased to $400,000 per year effective upon the closing of this offering.

Mr. Lunsford is eligible to receive an annual cash incentive bonus payable based on achievement of performance goals established by our board of directors. During calendar year 2007, Mr. Lunsford’s target annual incentive bonus is $275,000. The earned annual cash incentive bonus, if any, payable to Mr. Lunsford will depend upon the extent to which the applicable performance goals specified by our board of directors are achieved.

We paid Mr. Lunsford a $100,000 signing bonus pursuant to his employment agreement. In addition, the employment agreement provides that, in the event that Mr. Lunsford’s prior employer, WebSideStory, Inc., fails to pay amounts owed to him pursuant to WebSideStory, Inc.’s bonus plan, we will pay Mr. Lunsford such amount minus the amount actually paid to Mr. Lunsford by WebSideStory, Inc. under WebSideStory, Inc.’s bonus plan.

Equity Awards.  Pursuant to his employment agreement, Mr. Lunsford was granted 1,500,000 shares of our restricted common stock under our Amended and Restated 2003 Incentive Compensation Plan on October 20, 2006. Of these shares, 12.5% vested on October 20, 2006. An additional 12.5% vested on February 17, 2007, and one forty-eighth of the total number of shares will vest monthly thereafter assuming Mr. Lunsford’s continued employment with us.

On November 20, 2006, Mr. Lunsford was granted an option to purchase 750,000 shares of our common stock pursuant to his employment agreement at an exercise price of $6.53 per share under the Amended and Restated 2003 Incentive Compensation Plan. This option is scheduled to vest at a rate of 25% of the shares on the first anniversary of the grant, and one forty-eighth of the total number of shares on a monthly basis thereafter, assuming Mr. Lunsford’s continued employment with us.

We also issued Mr. Lunsford an option to purchase 750,000 shares of our common stock on November 20, 2006 at an exercise price of $13.20 per share under the Amended and Restated 2003 Incentive Compensation Plan. This option is scheduled to vest at a rate of one forty-eighth of the total number of shares on a monthly basis beginning on the second anniversary of the date of grant.

Expenses.  Mr. Lunsford’s employment agreement provides that we will reimburse him for reasonable travel, entertainment and other expenses incurred by him in furtherance of the performance of his employment duties. Such reimbursement includes the cost incurred by Mr. Lunsford in flying his personal airplane on business travel up to a maximum of $400 per hour and the cost incurred by Mr. Lunsford in renting an apartment in the Phoenix area, not to exceed $2,000 per month.

Potential Payments Upon Termination or Change-in-Control and Other Distributions.  Mr. Lunsford’s employment agreement defines a change of control as the consummation of a merger or consolidation or the approval of a plan of complete liquidation or for the sale or disposition of all or substantially all of our assets.

In the event we consummate a change of control transaction, 50% of Mr. Lunsford’s then outstanding unvested equity awards will vest. Assuming that such change of control occurred on December 31, 2006, Mr. Lunsford would potentially gain $13,695,000 assuming that the price per share of our common stock as of December 31, 2006 was equal to the initial public offering price of $15.00.

In the event that we terminate Mr. Lunsford’s employment without cause or Mr. Lunsford resigns for good reason, and the termination is in connection with a change of control, then Mr. Lunsford will receive (i) continued payment of his base salary for twelve months, (ii) payment in the amount equal to 100% of Mr. Lunsford’s target annual incentive for the year in which the termination occurs, (iii) the vesting of 100% of Mr. Lunsford’s then outstanding unvested equity awards, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Lunsford and any of his eligible dependents until the earlier of 12 months or the date on which Mr. Lunsford and his eligible dependants are covered by a similar plan. Assuming that such change of control occurred on December 31, 2006, Mr. Lunsford would potentially gain $27,390,000 assuming that the price per share of our common stock as of December 31, 2006 was equal to the initial public offering price of $15.00, and we would pay up to approximately $17,000 for continued health benefits.

In the event that we terminate Mr. Lunsford’s employment without cause or Mr. Lunsford resigns for good reason, and such termination is not in connection with a change in control, Mr. Lunsford will receive (i) continued payment of his base salary for twelve months, (ii) the current year’s target annual incentive bonus pro-rated to the date of termination, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Lunsford and any of his eligible dependents until the earlier of 12 months or the date on which Mr. Lunsford and his eligible dependents are covered by a similar plan. Assuming that such termination or resignation occurred on December 31, 2006, we would pay up to approximately $17,000 for continued health benefits.

If Mr. Lunsford terminates his employment voluntarily or is terminated for cause, then (i) all further vesting of his outstanding equity awards will terminate immediately, (ii) all payments of compensation to Mr. Lunsford will terminate immediately, and (iii) Mr. Lunsford will be eligible for severance only in accordance with our then established plans. In addition, if Mr. Lunsford terminates his employment voluntarily within the first full year following November 20, 2006, he is required to sell to us all of his shares of our stock for an aggregate of $1.00.

In the event Mr. Lunsford’s employment is terminated due to death or disability, 25% of his then unvested options shall vest.

Material Conditions or Obligations of Severance.  Mr. Lunsford’s employment agreement provides that the receipt of any severance or other benefits described above is subject to: Mr. Lunsford’s signing and not revoking a separation agreement and release of claims; Mr. Lunsford agreeing that during his employment term and for 24 months thereafter, he will not solicit any of our employees for employment or directly or indirectly engage in, have any ownership interest in or participate in any entity that as of the date of termination competes with us in any substantial business; and Mr. Lunsford not knowingly and materially making any disparaging, criticizing, or otherwise derogatory statements regarding us.

Matthew Hale

We have entered into an employment agreement, dated November 22, 2006, with Mr. Hale, our Chief Financial Officer and Secretary.

Compensation.  Mr. Hale’s employment agreement provides that we will pay Mr. Hale an annual salary of $225,000, which will be increased to $275,000 upon the closing of this offering. Mr. Hale’s employment agreement also provides that we will pay Mr. Hale an annual bonus of $50,000 up until the closing of this offering, which is payable in accordance with our normal payroll practices. Mr. Hale is also eligible to receive an incentive bonus, which when combined with his annual cash incentive bonus, would entitle him to earn an aggregate of $100,000 in bonuses for calendar year 2007. This incentive bonus will be payable upon the achievement of performance goals established by the board of directors or by the compensation committee of the board of directors. During calendar year 2007, Mr. Hale’s target annual incentive is $50,000, which shall be adjusted upward in an amount equal to any portion of the annual bonus Mr. Hale is entitled to receive before the close of this offering that we have not paid to Mr. Hale.

Equity Awards.  Pursuant to Mr. Hale’s employment agreement, Mr. Hale was granted 345,000 shares of restricted common stock under our Amended and Restated 2003 Incentive Compensation Plan. One-fourth of the total number of shares of restricted common stock subject to this grant vests and our right of repurchase with respect to such vested shares lapses on December 1, 2007. Thereafter, an additional one forty-eighth of the total number of shares of restricted common stock subject to this grant vests and our right of repurchase to such vested shares lapses on each calendar month anniversary after December 1, 2007.

Additionally, pursuant to Mr. Hale’s employment agreement, Mr. Hale was issued an option to purchase 105,000 shares of common stock at an exercise price of $6.67 per share under the terms of our Amended and Restated 2003 Incentive Compensation Plan. One-fourth of the total number of options to purchase shares of common stock subject to this grant vests and becomes exercisable on December 1, 2007. Thereafter, an additional one forty-eighth of the total number of options to purchase shares of common stock subject to this grant vests and becomes exercisable on each calendar month anniversary after December 1, 2007.

Employment Benefits.  Mr. Hale’s employment agreement provides that we will reimburse Mr. Hale for reasonable expenses incurred in the furtherance of performing his duties, including up to $2,000 per month incurred in renting an apartment in the Phoenix area for a period not to exceed one hundred and eighty days from the date Mr. Hale commenced service as our Chief Financial Officer. Additionally, Mr. Hale’s employment agreement provides that we will reimburse Mr. Hale for reasonable moving and relocation related expenses in connection with Mr. Hale’s move from the Atlanta metro area to the Phoenix area, provided that such moving and relocation related expenses do not exceed $140,000 in the aggregate.

Potential Payments Upon Termination or Change-in-Control and Other Distributions.  Mr. Hale’s employment agreement defines a change of control as the consummation of a merger or consolidation or the approval of a plan of complete liquidation or for the sale or disposition of all or substantially all of our assets.

In the event that we consummate a change of control transaction, 50% of Mr. Hale’s then outstanding unvested equity awards will vest. Assuming that such change of control occurred on December 31, 2006, Mr. Hale would potentially gain $3,024,825 assuming that the price per share of our common stock as of December 31, 2006 was equal to the initial public offering price of $15.00.

In the event that we terminate Mr. Hale’s employment without cause or Mr. Hale resigns for good reason, in either case in connection with a change of control, Mr. Hale will receive continued payment for 12 months of his then current annual salary, 100% of the current year’s target annual incentive bonus, 100% of Mr. Hale’s then outstanding unvested equity awards will vest and reimbursement for premiums paid for continued health benefits under our health plan until the earlier of 12 months or the date upon which Mr. Hale and Mr. Hale’s eligible dependents become covered under similar plans. Assuming that such termination or resignation in connection with a change of control occurred on December 31, 2006, Mr. Hale would potentially gain $6,049,650 assuming that the price per share of our common stock as of December 31, 2006 was equal to the initial public offering price of $15.00, and we would pay up to approximately $17,000 for continued health benefits.

In the event that we terminate Mr. Hale’s employment without cause or Mr. Hale resigns for good reason, in either case other than in connection with a change of control, Mr. Hale will receive continued payment for 12 months of his then current annual salary, the current year’s target annual incentive bonus pro-rated to the date of termination and reimbursement for premiums paid for continued health benefits under our health plans until the earlier of 12 months or the date upon which Mr. Hale and Mr. Hale’s eligible dependents become covered under similar plans. Assuming that such termination or resignation occurred on December 31, 2006, we would pay up to approximately $17,000 for continued health benefits.

In the event that we terminate Mr. Hale’s employment for cause or Mr. Hale resigns without good reason, all payments of compensation to Mr. Hale will terminate immediately and all further vesting of Mr. Hale’s outstanding equity awards will terminate immediately.

Mr. Hale will be eligible for severance benefits only in accordance with our then-established plan. In the event that Mr. Hale’s employment is terminated due to death or disability, 25% of Mr. Hale’s then unvested options shall vest.

Material Conditions or Obligations of Severance.  Mr. Hale’s employment agreement provides that the receipt of any severance or other benefits described above is subject to Mr. Hale’s signing and not revoking a separation agreement and release of claims; agreeing that during his employment term and for 24 months thereafter, he will not solicit any of our employees for employment or directly or indirectly engage in, have any ownership interest in or participate in any entity that as of the date of termination competes with us in any substantial business; and not knowingly and materially making any disparaging, criticizing or otherwise derogatory statements regarding us.

David M. Hatfield

We have entered into an employment agreement, dated March 27, 2007, with Mr. Hatfield, our Senior Vice President of Global Sales and Marketing.

Compensation.  Mr. Hatfield’s employment agreement provides that we will pay him an annual salary of $250,000. He also is eligible to receive an annual cash incentive bonus payable on achievement of performance goals established by the board of directors or by the compensation committee of the board of directors. During calendar year 2007, Mr. Hatfield’s target annual incentive bonus is $200,000. The earned annual cash incentive bonus, if any, payable to Mr. Hatfield will depend upon the extent to which the applicable performance goals specified by our board of directors or compensation committee are achieved.

Equity Awards.  Pursuant to the terms of his employment agreement, on April 2, 2007 Mr. Hatfield was granted an option to purchase 450,000 shares of our common stock at an exercise price of $6.22 per share and an option to purchase 187,500 shares of our common stock at an exercise price of $12.00 per share under the terms of our Amended and Restated 2003 Incentive Compensation Plan. One forty-eighth of the total number of shares subject to each of these options vest and become exercisable on each calendar month anniversary following Mr. Hatfield’s employment commencement date of March 27, 2007.

On April 2, 2007, Mr. Hatfield was granted an additional option to purchase 37,500 shares of our common stock at an exercise price of $12.00 per share under the terms of the Amended and Restated 2003 Incentive Compensation Plan. This performance-based option will fully vest and become exercisable if we enter into a customer contract with any of the 10 specified companies that provides annual revenue to us of at least $5.0 million.

Employment Benefits.  Mr. Hatfield’s employment agreement provides that we will reimburse Mr. Hatfield for reasonable travel, entertainment and other expenses incurred by him in furtherance of the performance of his employment duties.

Potential Payments Upon Termination or Change-in-Control and Other Distributions. Mr. Hatfield’s employment agreement defines a change of control as the consummation of a merger or consolidation or the approval of a plan of complete liquidation or for the sale or disposition of all or substantially all of our assets.

In the event that we consummate a change of control transaction, 50% of Mr. Hatfield’s then outstanding unvested equity awards will vest, excluding the performance-based option grant described above. If we terminate Mr. Hatfield’s employment without cause or Mr. Hatfield resigns for good reason, in either case in connection with a change of control, Mr. Hatfield will receive continued payment for 12 months of his then current annual salary, 100% of the current year’s target annual incentive bonus, 100% of Mr. Hatfield’s then outstanding unvested equity awards will vest automatically, excluding the performance-based option grant, and reimbursement for premiums paid for continued health benefits under our health plan until the earlier of 12 months or the date upon which Mr. Hatfield and Mr. Hatfield’s eligible dependents become covered under similar plans.

In the event that we terminate Mr. Hatfield’s employment without cause or Mr. Hatfield resigns for good reason, in either case other than in connection with a change of control, Mr. Hatfield will receive continued payment for 12 months of his then current annual salary, the current year’s target annual incentive bonus pro-rated to the date of termination and reimbursement for premiums paid for continued health benefits under our health plans until the earlier of 12 months or the date upon which Mr. Hatfield and Mr. Hatfield’s eligible dependents become covered under similar plans. In addition, if such termination or resignation were to occur prior to March 27, 2008, 75,000 of the then-unvested shares subject to Mr. Hatfield’s option grants would vest.

If we terminate Mr. Hatfield’s employment for cause or Mr. Hatfield resigns without good reason, all payments of compensation to Mr. Hatfield will terminate immediately and all further vesting of Mr. Hatfield’s outstanding equity awards will terminate immediately.

In the event that Mr. Hatfield’s employment is terminated due to death or disability, 25% of Mr. Hatfield’s then-unvested options shall vest, excluding the performance-based option grant described above.

Material Conditions or Obligations of Severance.  Mr. Hatfield’s employment agreement provides that the receipt of any severance or other benefits described above is subject to Mr. Hatfield’s signing and not revoking a separation agreement and release of claims; agreeing that during his employment term and for 24 months thereafter, he will not solicit any of our employees for employment or directly or indirectly engage in, have any ownership interest in or participate in any entity that as of the date of termination competes with us in any substantial business; and not knowingly and materially making any disparaging, criticizing or otherwise derogatory statements regarding us.

Employee Benefit Plans

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan in April 2007, and our stockholders approved this plan in May 2007. Our 2007 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve.  We have reserved a total of 7,500,000 shares of our common stock for issuance under the 2007 Equity Incentive Plan, plus (a) any shares which have been reserved but not issued under our Amended and Restated 2003 Incentive Compensation Plan as of the effective date of this offering and (b) any shares returned to our Amended and Restated 2003 Incentive Compensation Plan on or after the effective date of this offering as a result of termination of options or the repurchase of shares issued under the Amended and Restated 2003 Incentive Compensation Plan. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	4% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	4,500,000 shares; or

•	such other amount as our board of directors may determine.

Administration of Awards.  Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. Our compensation committee will be responsible for administering all of our equity compensation plans. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price or outstanding awards may be transferred to a third-party.

Stock Options.  The plan administrator will determine the exercise price of options granted under our 2007 Equity Incentive Plan, but the exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock Appreciation Rights.  Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock.  Restricted stock may be granted under our 2007 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.  Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

Performance Units and Performance Shares.  Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Transfer of Awards.  Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change of Control Transactions.  Our 2007 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Plan Amendments.  Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant.

Amended and Restated 2003 Incentive Compensation Plan

Our Amended and Restated 2003 Incentive Compensation Plan was adopted by our board of directors and approved by our stockholders effective October 2006. Our Amended and Restated 2003 Incentive Compensation Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options, stock grants and stock purchase rights to our employees, directors and consultants. As of March 31, 2007, options to purchase 6,159,627 shares of common stock were outstanding and 1,757,828 shares were available for future grant under this plan. In April 2007, we reserved an additional 500,000 shares for future grant under this plan.

We will not grant any additional awards under our Amended and Restated 2003 Incentive Compensation Plan following this offering. Instead, we will grant options under our 2007 Equity Incentive Plan. However, our Amended and Restated 2003 Incentive Compensation Plan will continue to govern the terms and conditions of all outstanding options and stock purchase rights previously granted under the Amended and Restated 2003 Incentive Compensation Plan following this offering.

Our Amended and Restated 2003 Incentive Compensation Plan provides that in the event of a proposed sale of all or substantially all of our assets or any merger or consolidation in which we are not the surviving corporation, the successor entity may, with the consent of our board of directors or a committee designated by our board of directors, assume each outstanding option or substitute an equivalent option or right. If the successor entity does not assume or substitute the outstanding options, then (i) each option will terminate upon the consummation of the sale, merger or consolidation and (ii) our board of directors, or a committee designated by our board of directors, has the authority, within its discretion, to provide for the acceleration of vesting or exercisability of options and other awards granted by us under our Amended and Restated 2003 Incentive Compensation Plan. Our board of directors, or a committee designated by our board of directors, is required to give notice of any proposed sale, merger or consolidation a reasonable time prior to the closing date of such sale, merger or consolidation in order to give our option holders an opportunity to exercise any options that are then exercisable before the closing of the transaction.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to reduce their current compensation by up to 15% or the statutory limit, $15,000 in 2006, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, beginning January 1, 2007, we match employee deferrals as follows: a dollar-for-dollar (100%) match on an eligible employee’s deferral that does not exceed three percent (3%) of compensation for the year and a fifty percent (50%) match on the next two percent (2%) of the employee’s deferrals. We intend for the 401(k) plan to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above under “Management,” the following is a description of transactions since January 1, 2004, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Preferred Stock Issuances

In July 2006, we issued an aggregate of 39,869,960 shares of our Series B preferred stock at a purchase price of $3.26 per share to certain accredited investors in a private placement transaction. As a result of this transaction, entities affiliated with Goldman, Sachs & Co., one of the lead underwriters of this offering, became holders of more than five percent of our common stock. The following table sets forth the aggregate number of the securities acquired by these entities:

Series B Preferred
Investor	Stock Purchased

GS Capital Partners V Fund, L.P.	20,949,758
GS Capital Partners V Offshore Fund, L.P.	10,821,773
GS Capital Partners V Institutional, L.P.	7,183,974
GS Capital Partners V GmbH & Co. KG	830,574

Investors’ Rights Agreement

In July 2006, we entered into an amended and restated investors’ rights agreement with the purchasers of our preferred stock that provides for certain rights relating to the registration of their shares of common stock issued upon conversion of their preferred stock. The holders of 5% of our capital stock listed in the above table are parties to this agreement, as is another holder of 5% of our capital stock, Oak Investment Partners XII, L.P. See “Description of Capital Stock — Registration Rights” for additional information.

Stockholders’ Agreement

In July 2006, we entered into a stockholders’ agreement with the purchasers of our preferred stock and certain holders of our common stock that provides for certain rights of first refusal with respect to the stock subject to the agreement, certain rights relating to the co-sale of such securities and certain rights with respect to the voting of the securities subject to the agreement. Pursuant to this agreement, the parties agreed to vote any shares of our common stock held by them in favor of directors nominated by a majority of the holders of the then outstanding shares of common stock held by the parties to the agreement. The parties also agreed to vote any shares of our preferred stock held by them in favor of four directors designated by GS Capital Partners V Institutional, L.P. and GS Capital Partners V Fund, L.P. This agreement and all rights thereunder, including rights to designate directors, automatically terminate upon completion of this offering, and members previously elected to our board of directors pursuant to the agreement will continue to serve as directors until their successors are duly elected by the holders of our common stock.

Stockholder Tender Agreement and Escrow

In May 2006, we entered into a purchase agreement for the sale of our Series B preferred stock, which transaction closed in July 2006. The purchase agreement provided for an aggregate of $102.1 million of the proceeds from the sale of the Series B preferred stock to be used by us to repurchase shares of our common stock from existing stockholders, holders of vested stock options to purchase shares of our common stock and warrant holders at a price not to exceed $3.26 per share. In connection with this transaction, we entered into a stockholder tender agreement with certain of our stockholders. Pursuant to this agreement, in July 2006 we repurchased the following common stock and vested stock options held by certain individuals who were serving as directors and/or executive officers at that time, or entities affiliated with these individuals, at a purchase price of $3.26 per share:

•	1,702,299 shares of our common stock from Michael and Lauren Gordon;

•	75,000 shares of our common stock from Thunder Road Capital LLC. Michael M. Gordon is a managing member of Thunder Road Capital LLC;

•	4,427,808 shares of our common stock from Kaplan Group Investments LLC. Allan M. Kaplan is a managing member of Kaplan Group Investments LLC;

•	366,869 shares of our common stock from Cocoon Capital LLC. Nathan F. Raciborski and Allan M. Kaplan are managing members of Cocoon Capital LLC;

•	2,031,623 shares of our common stock from the Raciborski Group Limited Partnership;

•	2,183,687 shares of common stock from Nathan F. Raciborski;

•	2,603,807 shares of our common stock from the Rinehart Family Trust dated May of 1999;

•	529,326 shares of our common stock from Erik W. Gabler and Nicole A. Gabler;

•	185,972 shares of our common stock subject to a vested option held by Erik W. Gabler, with an exercise price of $0.14 per share; and

•	66,885 shares of our common stock subject to a vested option held by Louis A. Greco III, with an exercise price of $0.14 per share.

The purchase agreement also provided for an aggregate of $10.1 million of the funds used to repurchase shares to be held in an escrow account to serve as security for the indemnification obligations of the tendering stockholders under the purchase agreement. These indemnification obligations include holding harmless the purchasers of our Series B preferred stock and their affiliates, officers, directors and employees for any claims, liabilities, losses, damages, costs, deficiencies, expenses and penalties incurred by or on behalf of such persons or entities in connection with any inaccuracy or breach of any representation or warranty made by us in the purchase agreement, any alleged inaccuracy or alleged breach of any representation or warranty made by us in the purchase agreement relating to our intellectual property, the breach of any covenant or agreement made by us in the purchase agreement or other related document, any claims by the tendering stockholders in connection with the Series B preferred stock financing, and any taxes owed by us and attributable to any full or partial tax periods ending on or prior to the closing of our Series B preferred stock financing. We entered into a related escrow agreement in July 2006, which provides for the establishment of an escrow fund pursuant to the terms of the purchase agreement and describes the process by which indemnified parties may make a claim against the escrow fund. The purchasers of our Series B preferred stock and their affiliates and their respective officers, directors and employees are indemnified parties under the escrow agreement. The following table sets forth the holders of at least 5% of our capital stock which are indemnified parties under the purchase agreement and the escrow agreement:

Investor

GS Capital Partners V Fund, L.P.
GS Capital Partners V Offshore Fund, L.P.
GS Capital Partners V GmbH & Co. KG
GS Capital Partners V Institutional, L.P.
Oak Investment Partners XII, L.P.

In May 2007, we, the tendering stockholders and the Series B preferred stock investors agreed to a clarification of this escrow arrangement in order to reflect the parties’ original intent and it does not reflect a reassessment of our risks, including those associated with our litigation with Akamai. As a result, $3.7 million of the escrow account will be distributed to the tendering stockholders upon the closing of this offering, and the balance will remain available thereafter for future claims until either the funds are exhausted or we confirm that we do not expect to submit additional claims. As of the closing of this offering, approximately $3.3 million will remain in the escrow account. The escrow account will be drawn down as we incur Akamai-related litigation expenses.

Transactions With Entities Affiliated With Our Co-Founders

Vendor Relationship

Our primary provider of server hardware to date has been MicroPro Logistics, which is a wholly owned subsidiary of Earthworks Underground Specialists, Inc. Nathan F. Raciborski owned all of the outstanding shares of Earthworks until December 2006. We purchased equipment from MicroPro totaling $2.1 million in 2004, $7.4 million in 2005, and $29.9 million in 2006. In December 2006, Mr. Raciborski sold a portion of his shares in Earthworks and MicroPro to an unrelated third-party investor and contributed the balance of his shares to Kairos Foundation, a private charitable organization not controlled by Mr. Raciborski. Earthworks currently owes approximately $800,000 to Mr. Raciborski, pending a final accounting analysis of Earthworks’ retained earnings balance. As a result, Mr. Raciborski may be deemed to hold a continuing financial interest in Earthworks.

Customer Relationships

Nathan F. Raciborski owned 25% of the outstanding shares of Priority Networks, Inc., which is one of our customers. We recorded revenue from Priority Networks of $125,298 in 2004, $210,701 in 2005 and $260,476 in 2006. In August 2006, Priority Networks, Inc. was acquired by Smart City Holdings, LLC, and Mr. Raciborski no longer has any ownership interest in Priority Networks, Inc.

William H. Rinehart, Allan M. Kaplan and Nathan F. Raciborski each own approximately 25% of the outstanding stock of Four Point Play, Ltd., a subsidiary of which is one of our customers. We recorded revenues from that subsidiary of approximately $38,537 in 2004, $20,874 in 2005 and $7,720 in 2006.

Lending and Lease Transactions

We borrowed $100,000 in January 2003, $275,000 in April 2003, $425,000 in March 2004, $500,000 in November 2004 and $400,000 in April 2005 from the Raciborski Family Foundation. Nathan F. Raciborski is the founder of the Raciborski Family Foundation, but does not hold investment authority over this entity. Payments related to those notes during 2004 totaled $295,699, of which $202,167 was principal and the balance was interest. Payments related to those notes during 2005 totaled $1,617,940, of which $1,497,833 was principal and the balance was interest. All notes accrued interest at a rate of 14%. We paid off these notes in full in August 2005.

Nathan F. Raciborski loaned $100,000 to Limelight Mainstreet, LLC, our wholly owned subsidiary, in 2003 and accrued interest in 2003 and 2004 in the aggregate amount of $40,111. Mr. Raciborski also entered into an equipment rental agreement with Limelight Mainstreet and accrued $60,000 of rental payments under the equipment rental agreement in 2004. In 2005, Mr. Raciborski loaned an additional $114,444 to Limelight Mainstreet in exchange for the equipment that had been previously rented. We made a $20,000 principal payment to Mr. Raciborski in June of 2005. Interest accrued at 20% for a total interest expense of $33,960 in 2005. The total loan balance of principal and accrued interest at the year end of 2005 was $270,187. Interest accrued at 20% for a total interest expense of $21,065 in 2006. In July 2006, we paid the total loan balance of principal and accrued interest of $291,251 in full.

We paid Thunder Road Capital fees of $84,000 in 2004 and $77,000 in 2005 for providing guarantees to various third-party lessors in support of our leases with those lessors. At the time of this transaction, Allan M. Kaplan and Michael M. Gordon were members of Thunder Road Capital and the sole members who participated in the transaction with us.

We entered into two 12-month term capital leases with Ridgeline Capital, LLC. Michael M. Gordon is the managing member of Ridgeline. The first capital lease commenced in February 2005 for network equipment valued at $950,207 with an implied interest rate of 18% and the second capital lease commenced in March 2005 for network equipment valued at $289,894 with an implied interest rate of 19%. These two capital leases were fully paid off in August 2005, and we assumed title to the leased equipment. Interest expense, including loan origination fees, relating to these two capital leases was $129,901 in 2005.

We lease approximately 1,000 square feet of office space from Cocoon Capital, LLC in Phoenix, Arizona. Cocoon Capital is 50% owned each by Nathan F. Raciborski and Allan M. Kaplan. We recorded rent paid to Cocoon Capital for this facility totaling $38,400 in 2004, $25,600 in 2005 and $19,800 in 2006. In addition, Cocoon Capital is the owner of record for the T-1 and phone lines that we use at this location. We reimbursed Cocoon Capital for those expenses in the aggregate of $41,790 in 2004. Cocoon Capital sold the building in late 2006, but has entered into a month-to-month lease at $1,200 per month. We have agreed to these month to month expenses, but we have not entered any formal lease agreement. We expect to vacate this facility by the end of 2007.

Stock Option Grants

Certain stock option grants made in 2006 to our directors and executive officers and related option grant policies are described in this prospectus under the captions “Management — Director Compensation” and “Management — Option Grants in Last Fiscal Year.” Pursuant to our director and executive officer compensation policies or other arrangements, we granted the following options to certain executive officers in 2004, 2005 and 2007:

•	In February 2005, we granted Michael M. Gordon an option to purchase 375,000 shares of our common stock at an exercise price of $0.27 per share;

•	In February 2005, we granted Nathan F. Raciborski an option to purchase 750,000 shares of our common stock at an exercise price of $0.27 per share;

•	In February 2005, we granted William H. Rinehart an option to purchase 412,500 shares of our common stock at an exercise price of $0.27 per share;

•	In October 2005, we granted Eric W. Gabler an option to purchase 150,000 shares of our common stock at an exercise price of $0.27 per share;

•	In October 2005, we granted Louis A. Greco III an option to purchase 105,000 shares of our common stock at an exercise price of $0.27 per share;

•	In April 2007, we granted David M. Hatfield an option to purchase 450,000 shares of our common stock at an exercise price of $6.22 per share and options to purchase an aggregate of 225,000 shares of our common stock at exercise prices of $12.00 per share; and

•	Upon the effectiveness of this offering, we granted to Nathan F. Raciborski, Michael M. Gordon and William H. Rinehart options to purchase 400,000 shares, 200,000 shares and 200,000 shares of our common stock, respectively, at exercise prices equal to $15.00, the initial public offering price.

Employment and Change of Control Agreements with Executive Officers

We have entered into employment and change of control arrangement with certain of our executive officers as described under the caption “Management — Employment Agreements and Change of Control Arrangements.”

Indemnification of Officers and Directors

Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors and officers. For further information, see “Management — Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion. Prior to the creation of our audit committee, our full board of directors reviewed related party transactions. Each of the related party transactions described above that were submitted to our board of directors were approved by disinterested members of our board of directors after disclosure of the interest of the related party in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2007 and as adjusted to reflect the sale of the shares of our common stock in this offering, for:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and pursuant to state community property laws, we believe, based on the information furnished to us, that the persons named in the table have sole voting and investment power with respect to all shares reflected as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2007 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of any other person. Percentage of ownership is based on 66,933,587 shares of our common stock outstanding on March 31, 2007, assuming conversion of all shares of convertible preferred stock, and 79,433,587 shares of common stock to be outstanding after completion of this offering. This table assumes no exercise of the underwriters’ option to purchase additional shares. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Limelight Networks, Inc., 2220 W. 14th Street, Tempe, Arizona 85281.

	Shares Beneficially			Shares Beneficially
	Owned Prior to		Shares	Owned After
	Offering		Being	Offering
Beneficial Owner	Number	Percent	Offered	Number	Percent

5% Stockholders
GS Capital Partners Entities(1)	30,272,493	45.2%	—	30,272,493	38.1%
Oak Investment Partners XII, Limited Partnership(2)	6,133,841	9.2	—	6,133,841	7.7
Nathan Raciborski Grantor Retained Annuity Trust(3)	3,465,311	5.2	803,041	2,662,270	3.4
Executive Officers and Directors
Jeffrey W. Lunsford	1,500,000	2.2	—	1,500,000	1.9
Nathan F. Raciborski(4)	5,397,391	8.1	803,041	4,594,350	5.8
Matthew Hale	345,000	*	—	345,000	*
Michael M. Gordon(5)	2,714,801	4.1	400,651	2,314,150	2.9
William H. Rinehart(6)	3,541,307	5.3	504,790	3,036,517	3.8
Erik W. Gabler(7)	389,734	*	—	389,734	*
Louis A. Greco III(8)	77,490	*	—	77,490	*
Walter D. Amaral	—	—	—	—	—
Joseph H. Gleberman(9)	30,272,493	45.2	—	30,272,493	38.1
Fredric W. Harman(10)	6,133,841	9.2	—	6,133,841	7.7
Mark A. Jung(11)	1,458	*	—	1,458	*

	Shares Beneficially			Shares Beneficially
	Owned Prior to		Shares	Owned After
	Offering		Being	Offering
Beneficial Owner	Number	Percent	Offered	Number	Percent

Allan M. Kaplan(12)	4,182,082	6.2	620,742	3,561,340	4.5
Peter J. Perrone(13)	30,272,493	45.2	—	30,272,493	38.1
David C. Peterschmidt(14)	4,375	*	—	4,375	*
Gary Valenzuela(14)	4,375	*	—	4,375	*
All directors and executive officers as a group (16 persons)(15)	54,346,330	81.1	2,292,537	52,053,793	65.5
Other Selling Stockholders
Jennifer Altieri(16)	7,500	*	1,125	6,375	*
Amalia Limited	2,112,743	3.2	162,743	1,950,000	2.5
Archimedes Capital LLC(17)	6,134	*	3,075	3,059	*
Wayne Bouchard(18)	33,600	*	5,265	28,335	*
Zach Brooks	51,000	*	21,000	30,000	*
Mark Burchard(16)	7,500	*	600	6,900	*
Julaine Burkhardt(19)	11,850	*	1,778	10,072	*
Steve Carter(20)	18,600	*	2,790	15,810	*
Jon Corley(21)	78,750	*	9,000	69,488	*
Lisa Daley(22)	8,850	*	1,328	7,522	*
Lawrence Deleski(23)	37,500	*	2,500	35,000	*
Joseph DePalo(24)	26,100	*	3,915	22,185	*
Randy Dockery(25)	12,600	*	2,250	10,350	*
Kyle Faber(26)	18,040	*	2,762	12,598	*
Michael Godlewski(27)	56,550	*	8,550	48,000	*
Brad Harvell(28)	48,179	*	7,500	40,679	*
Jason Kay(29)	8,100	*	8,100	—	—
Mohan Kokal(30)	47,963	*	7,478	40,485	*
Alec K. Lawrence	8,100	*	1,200	6,900	*
Carminda Loleng(31)	10,050	*	1,508	8,542	*
Mark and Lynne Love(32)	1,398,422	2.1	135,562	1,262,860	1.6
Michael Denver Maddux(33)	20,340	*	3,164	17,176	*
Jack Maddux(34)	12,911	*	1,667	11,244	*
Jason Mallory(35)	10,050	*	1,500	8,550	*
Nils McCarthy(36)	67,874	*	4,500	63,374	*
Albert McGowan(37)	47,325	*	5,000	42,325	*
George Meek(38)	27,600	*	2,000	25,600	*
Todd Mortensen(39)	8,100	*	1,125	6,975	*
Northview Investments, LLC(40)	2,468,378	3.7	364,438	2,103,940	2.6
Alex Obbard(16)	7,500	*	7,500	—	—
William Petrisko(41)	81,155	*	6,000	75,155	*
Rhonda Poshka	1,875	*	1,875	—	—
Wayne Pratt	240,000	*	120,000	120,000	*
David Rice	63,597	*	7,500	56,097	*
Michael Sawyer(42)	224,745	*	36,000	188,745	*
Jim Scannell	111,756	*	61,464	50,292	*
Justin Schwab(16)	7,500	*	1,125	6,375	*
Mark Smith(43)	20,100	*	3,015	17,085	*
Lee Stafford(44)	48,180	*	7,592	40,588	*
Jeff Starr(45)	15,975	*	2,396	13,579	*
Matthew Sturgess(46)	16,200	*	2,610	13,590	*

	Shares Beneficially			Shares Beneficially
	Owned Prior to		Shares	Owned After
	Offering		Being	Offering
Beneficial Owner	Number	Percent	Offered	Number	Percent

Rita Tocco	157,500	*	6,000	151,500	*
Gregory Veltri(47)	8,700	*	870	7,830	*
Rob Waldrip(48)	2,175	*	326	1,849	*
Rita Walz(49)	10,346	*	1,200	9,146	*
David Weiss	238,941	*	150,000	88,941	*
Vickie B. Wittie	127,382	*	18,567	108,815	*

(1)	Funds affiliated with or managed by Goldman, Sachs & Co. are GS Capital Partners V Fund, L.P. (15,940,283 shares of Series B Preferred Stock), GS Capital Partners V Offshore Fund, L.P. (8,234,087 shares of Series B Preferred Stock), GS Capital Partners V Institutional, L.P. (5,466,153 shares of Series B Preferred Stock) and GS Capital Partners V GmbH & Co. KG (631,970 shares of Series B Preferred Stock) (the “Goldman Sachs Funds”). Voting and dispositive power for the shares held by GS Capital Partners V Fund, L.P. is held by its general partner GSCP V Advisors, L.L.C., which disclaims beneficial ownership of the shares held by GS Capital Partners V Fund, L.P. except to the extent of its pecuniary interest therein, if any. Voting and dispositive power for the shares held by GS Capital Partners V Offshore Fund, L.P. is held by its general partner GSCP V Offshore Advisors, L.L.C., which disclaims beneficial ownership of the shares held by GS Capital Partners V Offshore Fund, L.P. except to the extent of its pecuniary interest therein, if any. Voting and dispositive power for the shares held by GS Capital Partners V Institutional, L.P. is held by its general partner GS Advisors V., L.L.C., which disclaims beneficial ownership of the shares held by GS Capital Partners V Institutional, L.P. except to the extent of its pecuniary interest therein, if any. Voting and dispositive power for the shares held by GS Capital Partners V GmbH & CO. KG is held by its managing limited partner GS Advisors V., L.L.C., which disclaims beneficial ownership of the shares held by GS Capital Partners V GmbH & CO. KG except to the extent of its pecuniary interest therein, if any. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. and is an underwriter of this offering. Goldman, Sachs & Co. is an investment manager of GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C. and GS Advisors V., L.L.C. The Goldman Sachs Group, Inc., and certain affiliates, including Goldman, Sachs & Co. and the Goldman Sachs Funds, may be deemed to directly or indirectly beneficially own an aggregate of 30,272,493 shares of Series B Preferred Stock which are owned directly or indirectly by the Goldman Sachs Funds. The general partner, managing general partner or managing limited partner of the Goldman Sachs Funds are affiliates of the Goldman Sachs Group, Inc. and Goldman, Sachs & Co. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Funds and their general partner, managing general partner or managing limited partner share voting and investment power with certain of their respective affiliates. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaim beneficial ownership of the shares held by the Goldman Sachs Funds, except to the extent of its pecuniary interest therein, if any. The address of each of the GS Capital Partners entities is c/o Goldman, Sachs & Co., One New York Plaza, 38th Floor, New York, NY 10004, Attn: Ben Adler.

(2)	The names of the parties who share power to vote and share power to dispose of the shares held by Oak Investment Partners XII, Limited Partnership are Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, and Edward F. Glassmeyer, all of whom are executive managing members of Oak Associates XII, LLC, the General Partner of Oak Investment Partners XII, Limited Partnership. Each such individual disclaims beneficial ownership of the securities held by such partnership in which such individual does not have a pecuniary interest. The address of Oak Investment Partners XII, L.P. is 525 University Avenue, Suite 1300, Palo Alto, CA 94301, Attn: Fredric W. Harman.

(3)	Nathan F. Raciborski is a trustee of, and holds voting and dispositive power for the shares held by, the Nathan Raciborski Grantor Retained Annuity Trust Dated October 17, 2006.

(4)	Comprised of 3,465,311 shares of common stock held by the Nathan Raciborski Grantor Retained Annuity Trust dated October 17, 2006, 1,687,500 shares of common stock held by Nathan Raciborski and 244,580 shares of common stock held by Cocoon Capital LLC. Nathan F. Raciborski is a trustee of the Nathan Raciborski Grantor Retained Annuity Trust dated October 17, 2006 and a member manager of Cocoon Capital LLC. Mr. Raciborski holds voting and dispositive power for the shares held by the Nathan Raciborski Grantor Retained Annuity Trust Dated October 17, 2006 and for the shares held by Cocoon Capital LLC. The number of shares being offered by Mr. Raciborski includes 766,354 shares being offered by the Nathan Raciborski Grantor Retained Annuity Trust dated October 17, 2006, and 36,687 shares being offered by Cocoon Capital LLC. Mr. Raciborski disclaims beneficial ownership of the shares held by Cocoon Capital LLC.

(5)	Comprised of 2,077,301 shares of common stock held by Michael and Lauren Gordon, 75,000 shares of common stock held by Thunder Road Capital LLC, 112,500 shares of common stock held by the Buttercup Irrevocable Trust, 112,500 shares of common stock held by the Dandelion Irrevocable Trust, 112,500 shares of common stock held by the Sunshine Irrevocable Trust, 112,500 shares of common stock held by the Tiger Irrevocable Trust and 112,500 shares of common stock held by the Tigerlily Irrevocable Trust. Michael M. Gordon is a managing member of Thunder Road Capital LLC and a trustee of the Buttercup Irrevocable Trust, Dandelion Irrevocable Trust, Sunshine Irrevocable Trust, Tiger Irrevocable Trust and Tigerlily Irrevocable Trust. Mr. Gordon holds voting and dispositive power for the shares held by Thunder Road Capital LLC, the Buttercup Irrevocable Trust, the Dandelion Irrevocable Trust, the Sunshine Irrevocable Trust, the Tiger Irrevocable Trust and the Tigerlily Irrevocable Trust. The number of shares being offered by Mr. Gordon includes 305,026 shares being offered by Michael and Lauren Gordon, 11,250 shares being offered by Thunder Road Capital LLC, 16,875 shares being offered by the Buttercup Irrevocable Trust, 16,875 shares being offered by the Dandelion Irrevocable Trust, 16,875 shares being offered by the Sunshine Irrevocable Trust, 16,875 shares being offered by the Tiger Irrevocable Trust, and 16,875 shares being offered by the Tigerlily Irrevocable Trust. Mr. Gordon disclaims beneficial ownership of the shares held by Thunder Road Capital LLC, except to the extent of his pecuniary interest therein, and of the shares held by the Buttercup Irrevocable Trust, the Dandelion Irrevocable Trust, the Sunshine Irrevocable Trust, the Tiger Irrevocable Trust and the Tigerlily Irrevocable Trust.

(6)	Comprised of 3,541,307 shares of common stock held by the Rinehart Family Trust dated May of 1999. William H. Rinehart is a trustee of the Rinehart Family Trust dated May of 1999. Mr. Rinehart holds voting and dispositive power for the shares held by the Rinehart Family Trust dated May of 1999.

(7)	Includes 15,750 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(8)	Includes 39,375 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(9)	See footnote (1) above. Joseph H. Gleberman is a managing director of Goldman, Sachs & Co. Mr. Gleberman holds voting and dispositive power for the shares held by GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V Institutional, L.P. and GS Capital Partners V GmbH & Co. KG. Mr. Gleberman disclaims beneficial ownership of the shares held by GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V Institutional, L.P. and GS Capital Partners V GmbH & Co. KG except to the extent of his pecuniary interest therein.

(10)	See footnote (2) above. Fredric W. Harman has voting and dispositive power for the shares held by Oak Investment Partners XII, Limited Partnership. Mr. Harman disclaims beneficial ownership of the securities held by such partnership in which he does not have a pecuniary interest.

(11)	Comprised of 1,458 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(12)	Comprised of 3,000,002 shares of common stock held by the Allan Kaplan Grantor Retained Annuity Trust Dated October 17, 2006, 937,500 shares of common stock held by Allan Kaplan and 244,580 shares of common stock held by Cocoon Capital LLC. Allan M. Kaplan is a trustee of the Allan Kaplan Grantor Retained Annuity Trust dated October 17, 2006 and a managing member of Cocoon Capital LLC. Mr. Kaplan holds voting and dispositive power for the shares held by the Allan Kaplan Grantor Retained Annuity Trust dated October 17, 2006 and for the shares held by Cocoon Capital LLC. The number of shares being offered by Mr. Kaplan includes 584,055 shares being offered by the Allan Kaplan Grantor Retained Annuity Trust dated October 17, 2006, and 36,687 shares being offered by Cocoon Capital LLC.

(13)	See footnote (1) above. Peter J. Perrone is a vice president of Goldman, Sachs & Co. Mr. Perrone does not hold voting or dispositive power for the shares held by GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V Institutional, L.P. and GS Capital Partners V GmbH & Co. KG. Mr. Perrone disclaims beneficial ownership of the shares held by GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V Institutional, L.P. and GS Capital Partners V GmbH & Co. KG except to the extent of his pecuniary interest therein.

(14)	Comprised of 4,375 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(15)	Includes an aggregate of 91,896 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(16)	Comprised of 7,500 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(17)	Matt Ocko holds voting and dispositive power for the shares held by Archimedes Capital LLC. The address of Archimedes Capital LLC is 543 West Crescent Drive, Palo Alto, CA 94301, Attn: Matt Ocko.

(18)	Comprised of 33,600 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(19)	Comprised of 11,850 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(20)	Comprised of 18,600 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(21)	Includes 50,400 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(22)	Comprised of 8,850 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(23)	Comprised of 37,500 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(24)	Comprised of 26,100 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(25)	Comprised of 12,600 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(26)	Comprised of 18,040 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(27)	Comprised of 56,550 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(28)	Includes 31,058 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(29)	Comprised of 8,100 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(30)	Includes 24,377 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(31)	Comprised of 10,050 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(32)	Comprised of 498,422 shares held by Mark and Lynne Love, 450,000 shares held by Mark Love and 450,000 shares held by Lynne Hrisca-Love.

(33)	Comprised of 20,340 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(34)	Includes 12,911 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(35)	Comprised of 10,050 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(36)	Includes 67,874 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(37)	Comprised of 47,235 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(38)	Comprised of 27,600 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(39)	Comprised of 8,100 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(40)	The names of the parties who share power to vote and share power to dispose of the shares held by Northview Investments, L.L.C. are David L. Bruner, Gregory S. Kilfoyle, Eneas A. Kane and Karrin K. Taylor. Each individual disclaims beneficial ownership of the securities held by such entity, except to the extent of his pecuniary interest therein. The address of Northview Investments, L.L.C. is 7600 E. Doubletree Ranch Road, Suite 210, Scottsdale, AZ, 85258, Attn: David L. Bruner.

(41)	Comprised of 81,155 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(42)	Includes 27,774 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(43)	Comprised of 20,100 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(44)	Comprised of 48,180 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(45)	Comprised of 15,975 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(46)	Comprised of 16,200 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(47)	Comprised of 8,700 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(48)	Comprised of 2,175 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

(49)	Includes 1,200 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2007.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 150,000,000 shares of common stock, $0.001 par value, and 7,500,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

Assuming the conversion of each outstanding share of preferred stock into one share of common stock upon the closing of this offering, as of March 31, 2007, we had 66,933,587 shares of common stock outstanding that were held of record by approximately 73 stockholders. Upon completion of this offering, there will be 79,433,587 shares of our common stock outstanding, or 81,833,587 shares if the underwriters exercise their option to purchase additional shares in full.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue up to 7,500,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Registration Rights

Following this offering, the holders of 43,638,255 shares of common stock issuable upon conversion of preferred stock or their permitted transferees are entitled to rights with respect to registration of these shares under the Securities Act of 1933, as amended. These rights are provided under the terms of our amended and restated investor rights agreement. Under these registration rights, holders of the then outstanding registrable securities may require on two occasions that we register their shares for public resale. Such registration requires the election of the holders of registrable securities holding at least 25% of such registrable securities. We are obligated to register these shares only if the requesting holders request the registration of the number of registrable securities with an anticipated offering price of at least $10,000,000. In addition, holders of registrable securities holding at least 5% of such registrable securities may require that we register their shares for public resale on Form S-3 or similar short-form registration, if we are eligible to use Form S-3 or similar short-form registration, and the value of the securities to be registered is at least $5,000,000. If we elect to register any of our shares of common stock for any public offering, the holders of registrable securities are entitled to include shares of common stock in the registration. However, we may reduce the number of shares proposed to be registered in view of market conditions, provided that we may not reduce the number of registrable securities included in any such registration below 20% of the total number of shares included in such offering (except for a registration relating to our initial public offering, from which all registrable securities may be excluded). We will pay all expenses in connection with any registration described herein, other than underwriting discounts and commissions. These rights will terminate five years after the closing of this offering and prior to then, any holder shall cease to have registration rights once that holder may sell all of its registrable securities under Rule 144 during any three-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management — Board of Directors.” Our classified board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter Provisions

The amendment of the above provisions of our amended and restated certificate of incorporation requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and its telephone number is (800) 937-5449.

Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “LLNW.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Upon completion of this offering, we will have outstanding 79,433,587 shares of common stock. Of these shares, all 16,000,000 shares of common stock being sold in this offering, plus any additional shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

Lock-up Agreements

In connection with this offering, we and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of, hedge or lend any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement is subject to certain exceptions and does not apply to the issuance by us of shares under any existing employee benefit plans.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 794,434 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who purchases or purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and which complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering 15,917,455 shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration Rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to our preferred stockholders. For a further description of these rights, see “Description of Capital Stock — Registration Rights.”

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Jefferies & Company, Inc., Piper Jaffray & Co. and Friedman, Billings, Ramsey & Co., Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.	6,400,000
Morgan Stanley & Co. Incorporated	6,400,000
Jefferies & Company, Inc.	1,200,000
Piper Jaffray & Co.	1,200,000
Friedman, Billings, Ramsey & Co., Inc.	800,000

Total	16,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,400,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,400,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise

Per Share	$1.05	$1.05
Total	$13,125,000	$15,645,000

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$1.05	$1.05
Total	$3,675,000	$3,675,000

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.63 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price was negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, was our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “LLNW.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us or the selling stockholders. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters will not execute sales in discretionary accounts without the prior written specific approval of the customer.

We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.4 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In July 2006, we completed the sale of our Series B preferred stock to certain investors, after which sale certain entities affiliated with Goldman, Sachs & Co., the co-lead underwriter for this offering, held approximately 45% of the outstanding shares of our capital stock. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Morgan Stanley & Co. Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this Prospectus forms a part.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati own an aggregate of 22,540 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this Web site.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Limelight Networks, Inc.

We have audited the accompanying consolidated balance sheets of Limelight Networks, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Limelight Networks, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, Limelight Networks, Inc. changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006.

/s / Ernst & Young LLP

Phoenix, Arizona
March 21, 2007, except for Note 17 as to which the date is May 14, 2007

Limelight Networks, Inc.

Consolidated Balance Sheets
(In thousands, except per share data)

	December 31		March 31,
	2005	2006	2007
			(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$1,536	$7,611	$12,749
Accounts receivable, net of reserves of $328, $1,204 and $1,213 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively	4,273	16,626	13,474
Income taxes receivable	—	3,317	3,202
Deferred income taxes	157	362	1,273
Prepaid expenses and other current assets	940	3,011	4,820

Total current assets	6,906	30,927	35,518
Property and equipment, net	11,986	41,784	42,535
Investment in marketable securities	355	285	142
Deferred income taxes	—	173	50
Other assets	336	759	878

Total assets	$19,583	$73,928	$79,123

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$3,138	$6,419	$8,167
Accounts payable, related parties	362	781	782
Line of credit	1,000	—	—
Notes payable to related party, current portion	195	—	—
Credit facilities, current portion	1,950	2,938	4,261
Capital lease obligations, current portion	289	245	91
Other current liabilities	1,799	6,511	6,827

Total current liabilities	8,733	16,894	20,128
Credit facilities, less current portion (net of discount of $71, $470 and $417 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively)	8,606	20,410	20,640
Capital lease obligations, less current portion	203	5	—
Other long-term liabilities	30	30	30
Deferred income taxes	188	—	—

Total liabilities	17,760	37,339	40,798
Commitments and contingencies
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; 6,921 shares authorized; 6,921 shares issued and outstanding at December 31, 2005, 5,070 shares issued and outstanding at December 31, 2006 and March 31, 2007 (unaudited), (liquidation preference: $733 at December 31, 2006 and March 31, 2007 (unaudited))	7	5	5
Series B convertible preferred stock, $0.001 par value; 43,050 shares authorized; 39,870 shares issued and outstanding at December 31, 2006 and March 31, 2007 (unaudited) (liquidation preference: $260,000 at December 31, 2006 and March 31, 2007 (unaudited))	—	40	40
Common stock, $0.001 par value; 120,150 authorized; 35,114, 21,832 and 21,993 shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively	35	22	22
Additional paid-in capital	3,284	41,689	47,945
Deferred share-based compensation	(91)	—	—
Accumulated other comprehensive loss	(71)	(113)	(198)
Accumulated deficit	(1,341)	(5,054)	(9,489)

Total stockholders’ equity	1,823	36,589	38,325

Total liabilities and stockholders’ equity	$19,583	$73,928	$79,123

See accompanying notes.

Limelight Networks, Inc.
Consolidated Statements of Operations

				Three Months Ended
	Years Ended December 31			March 31
	2004	2005	2006	2006	2007
	(In thousands, except per share data)
				(unaudited)

Revenue	$11,192	$21,303	$64,343	$10,838	$22,876
Cost of revenue:
Cost of services	4,834	9,037	25,662	3,807	9,809
Depreciation — network	775	2,851	10,316	1,473	4,688

Total cost of revenue	5,609	11,888	35,978	5,280	14,497

Gross margin	5,583	9,415	28,365	5,558	8,379
Operating expenses:
General and administrative	2,147	4,107	18,274	1,571	8,136
Sales and marketing	2,078	3,078	6,841	1,034	3,018
Research and development	231	462	3,151	321	1,285
Depreciation and amortization	69	100	226	28	137

Total operating expenses	4,525	7,747	28,492	2,954	12,576

Operating income (loss)	1,058	1,668	(127)	2,604	(4,197)
Other income (expense):
Interest expense	(189)	(955)	(1,782)	(505)	(585)
Interest income	1	—	208	—	89
Other income (expense)	(48)	(16)	175	—	—

Total other income (expense)	(236)	(971)	(1,399)	(505)	(496)

Income (loss) before income taxes	822	697	(1,526)	2,099	(4,693)
Income tax expense (benefit)	306	300	2,187	829	(258)

Net income (loss)	$516	$397	$(3,713)	$1,270	$(4,435)

Net income (loss) allocable to common stockholders	$317	$185	$(3,713)	$1,245	$(4,435)

Net income (loss) per common share — basic	$0.01	$0.01	$(0.15)	$0.04	$(0.20)

Net income (loss) per common share — diluted	$0.01	$0.00	$(0.15)	$0.03	$(0.20)

Weighted average common shares — basic	34,688	34,737	25,592	35,188	21,886

Weighted average common shares — diluted	38,420	40,526	25,592	42,951	21,886

See accompanying notes.

Limelight Networks, Inc.

Consolidated Statements of Stockholders’ Equity
(In thousands, except per share data)

									Accumulated
							Additional	Deferred	Other
	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Paid-In	Share-Based	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Deficit	Total

Balance at December 31, 2003	3,460	$3	—	$—	34,619	$35	$2,413	$(23)	$—	$(2,254)	$174
Net income	—	—	—	—	—	—	—	—	—	516	516
Issuance of Series A preferred stock	3,461	4	—	—	—	—	496	—	—	—	500
Issuance of common stock	—	—	—	—	69	—	13	—	—	—	13
Value of warrants issued	—	—	—	—	—	—	22	—	—	—	22
Share-based compensation	—	—	—	—	—	—	7	7	—	—	14

Balance at December 31, 2004	6,921	7	—	—	34,688	35	2,951	(16)	—	(1,738)	1,239
Net income	—	—	—	—	—	—	—	—	—	397	397
Unrealized losses on investments, net of tax of $47	—	—	—	—	—	—	—	—	(71)	—	(71)

Comprehensive income											326
Exercise of common stock options	—	—	—	—	295	—	43	—	—	—	43
Exercise of common stock warrants	—	—	—	—	131	—	35	—	—	—	35
Tax benefit from share-based compensation	—	—	—	—	—	—	9	—	—	—	9
Value of warrants issued	—	—	—	—	—	—	77	—	—	—	77
Share-based compensation	—	—			—	—	169	(75)	—	—	94

Balance at December 31, 2005	6,921	7	—	—	35,114	35	3,284	(91)	(71)	(1,341)	1,823
Net loss	—	—	—	—		—	—	—	—	(3,713)	(3,713)
Unrealized losses on investments, net of tax of $28	—	—	—	—	—	—	—	—	(42)	—	(42)

Comprehensive loss											(3,755)
Reclassification due to the adoption of SFAS No. 123R	—	—	—	—	—	—	(91)	91	—	—	—
Issuance of Series B preferred stock net of offering costs of $3,683	—	—	39,870	40	—	—	126,276	—	—	—	126,316
Conversion of Series A preferred stock to common stock	(1,851)	(2)	—	—	1,851	2	—	—	—	—	—
Exercise of common stock options	—	—	—	—	5,240	5	1,027	—	—	—	1,032
Exercise of unvested common stock options	—	—	—	—	3,241	3	(3)	—	—	—	—
Exercise of common stock warrants	—	—	—	—	5,861	6	1,048	—	—	—	1,054
Issuance of restricted common stock	—	—	—	—	1,845	2	(2)	—	—	—	—
Vesting of restricted common stock	—	—	—	—	—	—	1,735	—	—	—	1,735
Vesting of early exercised stock options	—	—	—	—	—	—	254	—	—	—	254
Value of warrants issued	—	—	—	—	—	—	496	—	—	—	496
Tax benefit from share based compensation	—	—	—	—	—	—	1,627	—	—	—	1,627
Escrow funds returned from share repurchase	—	—	—	—	—	—	729	—	—	—	729
Repurchase of common stock	—	—	—	—	(31,320)	(31)	(102,090)	—	—	—	(102,121)
Share-based compensation	—	—	—	—	—	—	7,399	—	—	—	7,399

Balance at December 31, 2006	5,070	5	39,870	40	21,832	22	41,689	—	(113)	(5,054)	36,589
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(4,435)	(4,435)
Unrealized loss on investments, net of tax of $57 (unaudited)	—	—	—	—	—	—	—	—	(85)	—	(85)

Comprehensive loss (unaudited)	—	—	—	—		—		—	—	—	(4,520)
Exercise of common stock options (unaudited)	—	—	—	—	63		17	—	—	—	17
Exercise of common stock warrants (unaudited)	—	—	—	—	98	—	14	—	—	—	14
Vesting of restricted common stock (unaudited)	—	—	—	—	—	—	672	—	—	—	672
Vesting of early exercised stock options (unaudited)	—	—	—	—	—	—	334	—	—	—	334
Tax benefit from share-based compensation (unaudited)	—	—	—	—	—	—	23	—	—	—	23
Escrow funds returned from share repurchase (unaudited)	—	—	—	—	—	—	298		—	—	298
Share-based compensation (unaudited)	—	—	—	—		—	4,898	—	—	—	4,898

Balance at March 31, 2007 (unaudited)	5,070	$5	39,870	$40	21,993	$22	$47,945	$—	$(198)	$(9,489)	$38,325

See accompanying notes.

Limelight Networks, Inc.

Consolidated Statements of Cash Flows

				Three Months Ended
	Years Ended December 31			March 31
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)

Operating activities
Net income (loss)	$516	$397	$(3,713)	$1,270	$(4,435)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	844	2,951	10,542	1,502	4,824
Share-based compensation	14	94	9,134	112	5,570
Deferred income tax expense (benefit)	250	(125)	(538)	(80)	(731)
Accounts receivable charges	312	293	1,162	—	677
Accretion of debt discount	22	6	97	36	53
Gain on sale of property and equipment	(2)	—	(175)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,189)	(3,677)	(13,515)	(2,582)	2,475
Prepaid expenses and other assets	(201)	(707)	(2,071)	(363)	(1,809)
Income taxes receivable	—	—	(3,317)	80	116
Other assets	(132)	(153)	(423)	(109)	(119)
Accounts payable	625	2,064	3,725	(417)	(732)
Accounts payable, related parties	359	3	419	(362)	1
Other current liabilities	187	1,301	4,966	1,225	650
Other long term liabilities	—	30	—	—	—

Net cash provided by operating activities	1,605	2,477	6,293	312	6,540

Investing activities
Purchase of property and equipment	(2,620)	(10,852)	(40,609)	(3,470)	(3,095)
Proceeds from the sale of property and equipment	123	—	—	—	—

Net cash used in investing activities	(2,497)	(10,852)	(40,609)	(3,470)	(3,095)

Financing activities
Borrowings on credit facilities	32,873	8,769	32,873	4,040	—
Payments on credit facilities	(31,319)	(642)	(19,682)	(171)	—
Borrowings on line of credit	—	1,000	—	—	1,500
Payments on line of credit	—	—	(1,000)	—	—
Payments on capital lease obligations	(261)	(34)	(242)	(20)	(159)
Borrowings on notes payable — related parties	—	659	—	—	—
Payments on notes payable — related parties	(475)	(464)	(195)	(195)	—
Escrow funds returned from share repurchase	—	—	729	—	298
Tax benefit from share-based compensation	—	9	1,627	—	23
Net proceeds from common stock issuances	13	78	2,086	45	31
Net proceeds from preferred stock issuances	500	—	126,316	—	—
Repurchase of common stock	—	—	(102,121)	—	—

Net cash provided by financing activities	1,331	9,375	40,391	3,699	1,693

Net increase in cash and cash equivalents	439	1,000	6,075	541	5,138
Cash and cash equivalents, beginning of year	97	536	1,536	1,536	7,611

Cash and cash equivalents, end of year	$536	$1,536	$7,611	$2,077	$12,749

Supplement disclosure of cash flow information
Cash paid during the year for interest	$118	$634	$1,143	$409	$534

Cash paid during the year for income taxes	$67	$—	$4,805	$390	$335

See accompanying notes.

Limelight Networks, Inc.

Notes to Consolidated Financial Statements
December 31, 2006

1.	Organization and Basis of Presentation

Limelight Networks, Inc (the Company) is a provider of high-performance content delivery network services. The Company delivers content for traditional and emerging media companies, or content providers, including businesses operating in the television, music, radio, newspaper, magazine, movie, videogame and software industries. The Company has operated in the Phoenix metropolitan area since 2001 and elsewhere throughout the United States since 2003. The Company began international operations in 2004. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. All significant intercompany transactions have been eliminated.

2.	Summary of Significant Accounting Policies and Use of Estimates

Unaudited Financial Information

The accompanying unaudited interim consolidated balance sheet at March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and the consolidated statement of stockholder’s equity for the three months ended March 31, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s statement of financial position at March 31, 2007 and its results of operations and its cash flows for the three months ended March 31, 2006 and 2007. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Revenue Recognition

The Company recognizes service revenues in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition, and the Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

At the inception of a customer contract for service, the Company makes an assessment as to that customer’s ability to pay for the services provided. If the Company subsequently determines that collection from the customer is not reasonably assured, the Company records an allowance for doubtful accounts and bad debt expense for all of that customer’s unpaid invoices and ceases recognizing revenue for continued services provided until cash is received.

The Company primarily derives revenue from the sale of content delivery services to customers executing contracts having terms of one year or longer. These contracts generally commit the customer to a minimum monthly level of usage on a calendar month basis and provide the rate at which the customer must pay for actual usage above the monthly minimum. For these services, the Company recognizes the monthly minimum as revenue each month provided that an enforceable contract has been signed by both parties, the service has been delivered to the customer, the fee for the service is fixed or determinable and collection is reasonably assured. Should a customer’s usage of the Company’s services exceed the monthly minimum, the Company recognizes revenue for such excess in the period of the usage. The Company typically charges the customer an installation fee when the services are first activated. The installation fees are recorded as deferred revenue and recognized as revenue ratably over the estimated life of the customer arrangement. The Company also derives revenue from services sold as discrete, non-recurring events or based solely on usage. For these services, the Company recognizes revenue after an enforceable contract has been signed by both parties, the fee is fixed or determinable, the event or usage has occurred and collection is reasonably assured.

The Company periodically enters into multi-element arrangements. When the Company enters into such arrangements, each element is accounted for separately over its respective service period or at the time of delivery, provided that there is objective evidence of fair value for the separate elements. Objective evidence of fair value includes the price charged for the element when sold separately. If the fair value of each element cannot be objectively determined, the total value of the arrangement is recognized ratably over the entire service period to the extent that all services have begun to be provided, and other revenue recognition criteria has been satisfied.

To date the Company has not licensed, but in the future may license, software under perpetual and term license agreements. In such case, the Company would apply the provisions of Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. As prescribed by this guidance, the Company would apply the residual method of accounting. The residual method requires that the portion of the total arrangement fee attributable to undelivered elements, as indicated by vendor specific objective evidence of fair value, be deferred and subsequently recognized when delivered. The difference between the total arrangement fee and the amount deferred for the undelivered elements would be recognized as revenue related to the delivered elements, if all other revenue recognition criteria of SOP 97-2 are met.

The Company also sells services through a reseller channel. Assuming all other revenue recognition criteria are met, revenue from reseller arrangements is recognized over the term of the contract, based on the reseller’s contracted non-refundable minimum purchase commitments plus amounts sold by the reseller to its customers in excess of the minimum commitments. These excess commitments are recognized as revenue in the period in which the service is provided. The Company records revenue under these agreements on a net or gross basis depending upon the terms of the arrangement in accordance with EITF 99-19 Recording Revenue Gross as a Principal Versus Net as an Agent. The Company typically records revenue gross when it has risk of loss, latitude in establishing price, credit risk and is the primary obligor in the arrangement.

From time to time, the Company enters into contracts to sell services or to license technology to unrelated companies at or about the same time we enter into contracts to purchase products or services from the same companies. If the Company concludes that these contracts were negotiated concurrently, the Company records as revenue only the net cash received from the vendor. For certain non-cash arrangements whereby the Company provides rack space and bandwidth services to several companies in exchange for advertising the Company records barter revenue and expense if the services are objectively measurable. The various types of advertising include radio, Website, print and signage. The Company recorded barter revenue and expense of approximately $319,000, $531,000, $670,000, $112,000 (unaudited) and $222,000 (unaudited) for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

The Company may from time to time resell licenses or services of third parties. Revenue for these transactions is recorded when the Company has risk of loss related to the amounts purchased from the third party and the Company adds value to the license or service, such as by providing maintenance or support for such license or service. If these conditions are present, the Company recognizes revenue when all other revenue recognition criteria are satisfied.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less at the date of acquisition to be cash equivalents.

Investments in Marketable Securities

The Company accounts for its investments in equity securities under FASB’s Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of such securities at the time of purchase and reevaluates such classification as of each balance sheet date. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and would be reported in the statements of operations; there have been no such realized losses.

At December 31, 2006 and March 31, 2007 (unaudited), the Company had only one investment security. The Company’s investment in this publicly traded equity security is classified as available-for-sale. Available-for-sale investments are initially recorded at cost and periodically adjusted to fair value through comprehensive income. The equity investment is included in other assets in the Company’s accompanying consolidated balance sheets and is carried at fair value. The Company periodically reviews its investments for other-than-temporary declines in fair value based on the specific identification method and writes down investments to their fair value when an other-than-temporary decline has occurred.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amounts and do not bear interest. The Company records reserves against its accounts receivable balance for service credits and for doubtful accounts. The related charges are included as a component of general and administrative expenses.

The Company’s reserve for service credits increases as a result of specific service credits that are expected to be issued to customers during the ordinary course of business, as well as for billing disputes. These credits typically relate to customer disputes and billing adjustments and are recorded as a reduction of revenues. Decreases to the reserve are the result of actual credits being issued to customers, causing a corresponding reduction in accounts receivable.

The allowance for doubtful accounts is based upon a review of customer accounts receivable where the Company no longer believes the customer has the ability to pay outstanding balances. The Company performs ongoing credit evaluations of its customers. If such an evaluation indicates that payment is no longer reasonably assured for services provided, any future services provided to that customer will result in the deferral of revenue until the Company receives consistent payments.

Estimates are used in determining both of these reserves and are based upon the Company’s review of outstanding balances on a customer specific, account-by-account basis.

Reserves against accounts receivable consist of the following (in thousands):

		Additions		Deductions
	Balance at	Charged to	Charged	Write-Offs,
	Beginning	Costs and	Against	Net of	Balance at
Year Ended	of Period	Expenses	Revenue	Recoveries	End of Period

December 31, 2004	$18	$229	$83	$69	$261
December 31, 2005	261	135	158	226	328
December 31, 2006	328	618	544	286	1,204

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation or amortization. Depreciation and amortization are computed using the straight-line and accelerated methods over the assets’ estimated useful lives of the applicable asset.

Network equipment	3 years
Computer equipment	3 years
Furniture and fixtures	3-5 years
Other equipment	3-7 years

Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the respective lease term. Maintenance and repairs are charged to expense as incurred.

Long-Lived Assets

The Company reviews its long-lived assets for impairment annually and whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company would recognize an impairment loss if the sum of the expected long-term undiscounted cash flows that the long-lived asset is expected to generate is less than the carrying amount of the long-lived asset being evaluated. The Company treats any write-downs as permanent reductions in the carrying amounts of the assets. The Company believes the carrying amounts of its assets at December 31, 2005 and 2006 and March 31, 2007 (unaudited) are fully realizable and has not recorded any impairment losses.

Deferred Rent and Lease Accounting

The Company leases office space in various locations. At the inception of each lease, the Company evaluates the property to determine whether the lease will be accounted for as an operating or a capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances where the exercise of the renewal option can be reasonably assured and failure to exercise the option would result in an economic penalty.

The Company records tenant improvement allowances granted under the lease agreements as leasehold improvements within property and equipment and within deferred rent.

For leases that contain rent escalation provisions, the Company records the total rent payable during the lease term, as determined above, on a straight-line basis over the term of the lease (including any “rent free” period beginning upon possession of the premises), and records any difference between the actual rent paid and the straight-line rent expense recorded as increases or decreases in deferred rent.

Cost of Revenue

Cost of revenues consists primarily of fees paid to network providers for bandwidth and for housing servers in third-party network data centers, also known as co-location costs. Cost of revenues also includes network operation employee costs, network storage costs, cost of IT professional services, cost of licenses, depreciation of network equipment used to deliver the Company’s services, amortization of network-related software and costs for the production of live on-line events. The Company enters into contracts for bandwidth with third-party network providers with terms typically ranging from several months to two years. These contracts generally commit the Company to pay minimum monthly fees plus additional fees for bandwidth usage above the contracted level. In some circumstances, Internet service providers (ISPs) make available to the Company rack space for the Company’s servers and access to their bandwidth at discounted or no cost. In exchange, the ISP and its customers benefit by receiving content through a local Limelight server resulting in better content delivery. The Company does not consider these relationships to represent the culmination of an earnings process. Accordingly, the Company does not recognize as revenue the value to the ISPs associated with the use of the Company’s servers nor does the Company recognize as expense the value of the rack space and bandwidth received at no cost.

Research and Development and Software Development Costs

The Company charges research and development costs, other than certain software development costs, to expense as incurred. Software development costs incurred subsequent to the establishment of technological feasibility and prior to the introduction into the Company’s content delivery network are capitalized and amortized to cost of revenue over the estimated useful life of the related software. There were no costs capitalized at December 31, 2005 or 2006 or March 31, 2007 (unaudited), because the costs incurred from technological feasibility to the introduction into the network were immaterial.

Income Taxes

Deferred income tax is accounted for using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences attributable to temporary differences between the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets when it is more likely than not that the related benefits will not be realized.

Net Income (Loss) Per Share

Basic net income (loss) per share attributed to common stockholders is computed by dividing the net income (loss) allocable to common stockholders for the period by the weighted average number of common shares outstanding during the period as reduced by the weighted average unvested restricted shares subject to cancellation by the Company.

Diluted net income (loss) per share attributed to common stockholders is computed by dividing the net income (loss) allocable to common stockholders for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential common shares is dilutive. Potential common shares include restricted common stock and incremental shares of common stock issuable upon the exercise of stock options and warrants using the treasury stock method.

				Three Months Ended
	Years Ended December 31			March 31
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands, except per share data)

Historical net income (loss) per share
Numerator:
Net income (loss)	$516	$397	$(3,713)	$1,270	$(4,435)
Preferred dividend rights	199	212	—	25	—

Net income (loss) allocable to common stockholders	$317	$185	$(3,713)	$1,245	$(4,435)

Denominator:
Weighted average common shares	34,687	34,737	25,970	35,188	21,886
Less: Weighted-average unvested common shares subject to repurchase	—	—	(378)	—	—

Denominator for basic net income (loss) per share	34,687	34,737	25,592	35,188	21,886
Dilutive effect of stock options and shares subject to repurchase	650	805	—	2,848	—
Dilutive effect of outstanding stock warrants	3,083	4,984	—	4,915	—

Denominator for diluted net income (loss) per share	38,420	40,526	25,592	42,951	21,886

Basic net income (loss) per share	$0.01	$0.01	$(0.15)	$0.04	$(0.20)

Diluted net income (loss) per share	$0.01	$0.00	$(0.15)	$0.03	$(0.20)

The following outstanding options, common stock subject to repurchase and common stock warrants were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an antidilutive effect:

				Three Months Ended
				March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands)

Options to purchase common stock and stock subject to repurchase	65	3,368	5,651	1,330	6,160
Stock warrants (as converted basis)	—	15	—	—	—

Employee Stock Option Plan

Prior to January 1, 2006, the Company accounted for employee stock options pursuant to SFAS, No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under this method, compensation expense was recorded for stock options granted prior to December 31, 2005 based upon the minimum value method.

Unamortized deferred stock-based compensation totaled $91,000 at December 31, 2005, for all option grants made through December 31, 2005, which is expected to be recognized over a weighted average period of 2.6 years.

As of January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. The Company was required to adopt SFAS No. 123R under the prospective method, in which nonpublic entities that previously applied SFAS No. 123 using the minimum-value method, whether for financial statement recognition or pro forma disclosure purposes, would continue to account for unvested stock options outstanding at the date of adoption of SFAS No. 123R in the same manner as they had been accounted for prior to the adoption of SFAS No. 123R. That is, since the Company has been accounting for stock options using the minimum-value method under SFAS No. 123, it will continue to apply SFAS No. 123 in future periods to stock options outstanding at January 1, 2006. SFAS No. 123R requires measurement of all employee share-based compensation awards using a fair-value method. The grant date fair value was determined using the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires the Company to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. The Company has estimated the volatility rates used as inputs to the model based on an analysis of similar public companies for which it has data. The selection of representative companies as well as in evaluating the available historical volatility data for these companies requires considerable judgment by the Company.

SFAS No. 123R requires the Company to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate may have a significant effect on share-based compensation, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the consolidated financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the consolidated financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus has assumed a 0% dividend yield.

The Company’s options and restricted stock vest based on service and expense is recognized using the straight-line attribution method. The Company had approximately $30.1 million and $29.1 million (unaudited) of total unrecognized compensation costs at December 31, 2006 and March 31, 2007, respectively that are expected to be recognized over a weight-average period of 2.60 years and 2.75 years (unaudited), respectively.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents approximate fair value due to the short maturity of those instruments. The respective fair values of investments are determined based on quoted market prices, which approximate fair values. The carrying amounts of accounts receivable, accounts payable and accrued liabilities reported in the consolidated balance sheets approximate their respective fair values because of the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Company’s long-term debt also approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant areas for which management uses estimates include revenue recognition, accounts receivable reserves, income and other taxes, share-based compensation and other contingent liabilities.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Financial Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact, if any, of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the effect, if any, that the adoption of SFAS No. 157 will have on the consolidated financial statements. Because SFAS No. 157 does not require any new fair value measurements or remeasurements of previously computed fair values, the Company does not believe the adoption of this Statement will have a material effect on its results of operations or financial condition.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). Under this Statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. SFAS No. 159 is effective for years beginning after November 15, 2007.

Early adoption within 120 days of the beginning of the 2007 fiscal year is permissible, provided interim financial statement for 2007 have not been issued and have adopted SFAS No. 157. The Company is currently evaluating the potential impact of adopting this Statement.

3.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets include:

	December 31,		March 31,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Non-income taxes receivable	$230	$1,087	$1,540
Prepaid royalties and licenses	392	974	479
Capitalized offering costs	—	120	1,786
Other	318	830	1,015

	$940	$3,011	$4,820

4.	Property and Equipment

Property and equipment include:

	December 31,		March 31,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Network equipment	$15,444	$54,764	$59,799
Computer equipment	426	951	1,045
Furniture and fixtures	72	136	160
Leasehold improvements	173	526	909
Other equipment	27	105	144

	16,142	56,482	62,057
Less: accumulated depreciation	(4,156)	(14,698)	(19,522)

	$11,986	$41,784	$42,535

Depreciation and amortization expense was approximately $844,000, $2,951,000, $10,542,000, $1,502,000 (unaudited) and $4,824,000 (unaudited) for the years ended December 31, 2004, 2005, 2006 and the three months ended March 31, 2006 and 2007, respectively.

5.	Other Current Liabilities

Other current liabilities include:

	December 31,		March 31,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Non-income taxes payable	$759	$3,549	$3,729
Accrued compensation and benefits	379	675	701
Income taxes payable	386	—	—
Proceeds from early exercise of stock options	—	610	357
Accrued cost of sales	—	845	1,222
Other accrued expenses	275	832	818

	$1,799	$6,511	$6,827

6.	Notes Payable and Credit Facilities

Credit facilities include:

	December 31,		March 31,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Equipment Facility	$6,027	$23,818	$23,818
Working Capital Facility	—	—	—
Line of Credit	4,600	—	1,500

	10,627	23,818	25,318
Less: current portion	(1,950)	(2,938)	(4,261)
Less: discount	(71)	(470)	(417)

	$8,606	$20,410	$20,640

Maturities of notes payable are as follows (in thousands):

	December 31,	March 31,
	2006	2007
		(Unaudited)

2007(1)	$2,938	$2,938
2008	5,293	6,793
2009	5,293	5,293
2010	5,293	5,293
2011	5,001	5,001

	$23,818	$25,318

(1)	The December 31, 2006 column reflects 2007 notes payable maturities for the full year 2007. The March 31, 2007 column reflects notes payable maturities for the period April 1, 2007 to December 31, 2007 and then calendar years thereafter.

Interest expense on notes payable was approximately $175,000, $635,000, $1,494,000, $377,000 (unaudited) and $478,000 (unaudited) for 2004, 2005, 2006 and the three months ended March 31, 2006 and 2007, respectively.

Credit Facilities

In April 2005, the Company obtained a $2,750,000 Equipment Facility from a bank. In July 2005, the agreement was amended to increase the initial Equipment Facility to $4,750,000. In October 2005, the Equipment Facility was amended to include an additional Equipment Facility of $2,500,000.

On November 26, 2006, the Company amended the Equipment Facility to increase the borrowing capacity to $25,000,000. Also on November 26, 2006, the Company added a $5 million unsecured revolving credit facility with the bank for working capital (“the working capital facility”). Advances under the Equipment Facility bear interest at a variable rate ranging between prime plus 0.25% to 1.5% or LIBOR plus 2.25% up to 3.25% and have a term of 60 months. The working capital facility bears interest at a variable rate determined by using either the prime rate plus a margin or the LIBOR rate plus a margin. The prime rate and LIBOR rate margins range from 0% to 1.5% and 2.0% to 3.25%, respectively.

At December 31, 2005 and 2006, the Company had an aggregate outstanding balance under the Equipment Facility agreements of $6,027,000 and $23,818,000, respectively. Interest rates on outstanding draws on the Equipment Facilities ranged from 7.57% and 7.60% at December 31, 2006. No amounts were outstanding under the working capital facility at December 31, 2006 and March 31, 2007 (unaudited).

In connection with the Credit Facilities, the Company granted warrants to purchase common stock to the bank that holds the Equipment Facility. On August 31, 2005, the Company granted a warrant to purchase 93,750 common shares at an exercise price of $0.27 per share with a term of seven years. The warrants were determined to have a fair value at date of grant of $4,750. On October 20, 2005, in conjunction with an additional extension of credit the Company issued additional warrants to purchase 257,813 shares of common stock for an exercise price of $0.27 per share with a term of seven years. The warrants were determined to have a fair value at date of grant of approximately $13,000. On February 24, 2006, the Company issued additional warrants to purchase 257,813 shares of common stock for an exercise price of $0.27 per share with a term of seven years. The warrants were determined to have a fair value at date of grant of approximately $287,000. The aggregate warrants to purchase 609,376 common shares were exercised by the holder in November 2006 and no warrants are currently outstanding. The fair value amounts computed were included as an increase to additional paid in capital with the related debt discount being amortized to interest expense over the term of the debt. At December 31, 2006 and

March 31, 2007 (unaudited), there was remaining unamortized debt discount of $253,000 and $237,000 (unaudited), respectively.

The equipment loans are collateralized by all equipment, accounts receivable and intangible property of the Company.

Line of Credit

In August 2005, the Company obtained a line of credit with an investment fund that was subsequently amended in October 2005. The amended agreement had a credit limit of $6,500,000 or up to 65% of recurring revenues as measured monthly over a rolling 3-month period (the Extended Borrowing Base). All loans under the Extended Borrowing Base are subject to the interest rate of 5.50% over the prime rate. At December 31, 2005, the Company had a balance of $4,600,000 outstanding. In February 2007, the agreement was amended to increase the credit line to $7,500,000. There were no balances outstanding on the arrangement at December 31, 2006, and $1,500,000 at March 31, 2007 (unaudited).

In conjunction with this agreement, the Company issued warrants to purchase shares of common stock to the investment fund. On August 31, 2005, the Company issued warrants to purchase 656,250 shares of common stock for an exercise price of $0.27 per share, term of 7 years and a determined fair value at date of grant of approximately $33,000. On October 28, 2005, warrants to purchase 468,750 common shares were issued with an exercise price of $0.27 per share, term of 7 years and determined fair value at date of grant of approximately $24,000. On February 24, 2006, warrants to purchase 187,500 shares of common stock were issued with an exercise price of $0.27 per share, a term of 7 years and determined fair value at date of grant of approximately $209,000. The aggregate warrants to purchase 1,312,500 common shares were exercised by the holder in November 2006 and no warrants are currently outstanding. The fair value amounts computed were included as an increase to additional paid in capital with the related debt discount amortized to interest expense over the term of the debt. At December 31, 2006 and March 31, 2007, there was remaining unamortized debt discount of $217,000 and $180,000 (unaudited), respectively.

Bridge Loan

During March 2005, the Company obtained a short-term loan of $500,000 which was repaid in April 2005. In consideration for obtaining the short-term loan, the Company issued warrants to purchase 131,250 warrants with an exercise price of $0.27 per share and a determined fair value of $6,650 and the amount was recorded as interest expense during the period the loan was outstanding. The warrant was exercised during December 2005.

Line of Credit

In addition to its $5,000,000 working Capital Facility and its $3,500,000 line of credit the Company has a $5,000,000 Line of Credit with a bank that bears an interest rate of prime plus 0.75% with maturity of October 31, 2009. The borrowing base on the Line of Credit is computed as 80% of eligible accounts receivable and contains a letter of credit sub-limit of $500,000. At December 31, 2005 and 2006 and March 31, 2007 (unaudited) the outstanding balance on the line of credit was $1,000,000, $0 and $0, respectively.

The Line of Credit is collateralized by all equipment, accounts receivable and intangible property of the Company.

The Company is subject to various debt covenants and was in compliance with covenants at December 31, 2006 and March 31, 2007.

7.	Warrants

The Company has issued warrants to purchase common stock related to employee compensation and in connection with various debt arrangements. Prior to 2004, the Company granted a total of 3,838,050 warrants in exchange for services. The following is a summary of activity related to warrants granted:

	Number of Warrants	Exercise Price Range
	(in thousands)

Outstanding at December 31, 2003	3,838	$0.05 - $0.15
Issued	873	$0.14 - $0.60
Exercised	—	—

Outstanding at December 31, 2004	4,711	$0.05 - $0.60
Issued	1,608	$0.27
Exercised	(132)	$0.27

Outstanding at December 31, 2005	6,187	$0.05 - $0.60
Issued	446	$0.27
Exercised	(5,861)	$0.05 - $0.60
Expired	(674)	$0.05

Outstanding at December 31, 2006	98	$0.15
Exercised (unaudited)	(98)	$0.15

Outstanding at March 31, 2007 (unaudited)	—	—

At December 31, 2006, a warrant to purchase 98,085 common shares at a price of $0.15 per share is the only warrant remaining outstanding. In March 2007 (unaudited), the warrant was exercised in full.

8.	Stockholders’ Equity

Common Stock

The Board of Directors has authorized 120,150,000 shares of $0.001 par value Common Stock. The Company is required to reserve and keep available out of its authorized but unissued shares of Common Stock, a sufficient number of shares to effect the conversion of the Series A Convertible Preferred Stock outstanding. A total of 44,940,255 shares were reserved for conversion of Preferred Stock at December 31, 2006 and March 31, 2007. In addition, 98,085 shares and no shares (unaudited) were reserved for outstanding warrants and 5,563,500 shares and 6,159,627 shares (unaudited) were reserved for the incentive compensation plan at December 31, 2006 and March 31, 2007, respectively.

Series A Convertible Preferred Stock

In September 2003, the Company’s Board of Directors adopted a resolution designating 7,500,000 shares as Series A Convertible Preferred Stock (Series A Preferred), and authorized the issuance of 3,460,500 shares of $0.001 par value preferred stock. An additional 3,460,500 shares were authorized and issued in January 2004. Proceeds from each issuance were $500,000

At the time of issuance, the holders of record of the Series A Preferred were entitled to receive, out of funds legally available, dividends at the annual rate of 10% of the Series A Preferred price per share, if declared by the Company’s Board of Directors. In connection with the conversion of certain Series A Preferred Shares, Series A Preferred stockholders waived their right to receive dividends if and when declared. No dividends had been declared by the Company through date of waiver.

In the event of a liquidation of the Company, the holders of the Series A Preferred Stock would be entitled to receive on a pro-rata basis for each share held, in preference to the holders of the Common Stock, $0.1445 (the issue price) plus any accrued and unpaid dividends, and a premium equal to 10% of the issue price per annum, compounded annually. In connection with the issuance of the Series B Convertible Preferred Shares in 2006, the Company amended the articles of incorporation whereby all Series Preferred Shares are covered under the set of terms and conditions as it relates to liquidation, conversion, redemption and voting rights as described herein. As a part of this transaction, 1,850,700 shares of Series A Convertible Preferred shares were converted into common stock.

Series B Convertible Preferred Stock

In May 2006, the Company’s Board of Directors adopted a resolution to increase the number of Preferred Shares from 7,500,000 to 49,971,000 and authorized the issuance up to 43,050,000 shares of Series B Preferred Stock (Series B Preferred). The Company subsequently issued 39,869,955 shares of Series B Preferred for aggregate proceeds of $130,000,000.

Preferred Stockholder Rights

Liquidation Preferences — The holders of the Convertible Preferred Stock would be entitled to receive on a pro-rata basis for each share held, in preference to the holders of the Common Stock up to an amount equal to, for the Series A, the amount of shares outstanding times $0.1445 plus any declared and unpaid dividends; and for the Series B, the amount of shares outstanding times $6.5212 plus any declared but unpaid dividends. At December 31, 2006 and March 31, 2007 (unaudited), the total liquidation preference is $260,733,000.

Conversion to Common Stock — The holders of Convertible Preferred Stock, at their option, can convert their shares into common shares on a one for one basis for each share converted. Each share of Convertible Preferred Stock shall automatically convert to Common Stock upon the effective registration statement on Form S-1 at an initial offering price of at least $9.751 and net proceeds of at least $40 million.

Voting and Other Rights — Each share of Convertible Preferred Stock will have one vote for each share of outstanding stock. In addition, the Convertible Preferred Stockholders will have the right to appoint four members to the Company’s seven member board of directors. The Convertible Preferred directors have approval rights over such things as sales of securities, hiring of executives, granting of security interest or transfer or pledge or encumber any assets of the Company, make acquisitions or change the capital structure of the Company. Such approved rights are determined based upon a simple majority of the total preferred shares.

These rights will terminate after the earlier of (i) five years following the consummation of a registration of the Company’s stock with the Securities and Exchange Commission, (ii) with respect to any particular holder with registration rights, at such time as all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any 90-day period, (iii) at such time as the Company consummates a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Company pursuant to the certificate of incorporation, or (iv) at such time when the Company and the parties to such agreement holding at least a majority of the registrable securities pursuant to such agreement agree in writing to terminate the agreement.

Concurrent with the sale of the Series B Preferred, the Board of Directors authorized the repurchase of up to an aggregate of 31,500,000 shares of common stock at a price of $3.26 per share including common shares issued upon conversion of certain Series A Preferred shares and from exercises of stock options and warrants. A total of 31,320,000 shares were repurchased for $102,100,000.

The tender offer required a contribution of 10% of total amount paid to selling stockholders be deposited in an escrow account to be available to the Company for 18 months to fund any liabilities that were not estimable at the repurchase date, such as the patent litigation, and any liabilities associated with breaches in the representations and warranties made by the selling stockholders. At December 31, 2006 and March 31, 2007 (unaudited), the Company had drawn an aggregate of $729,000 and $1,027,000, respectively against the escrow. The Company intends to make additional claims against the escrow funds but is not assured of prevailing and receiving the requested funds.

Reimbursements from the escrow account are recorded as an increase to Additional Paid-in Capital of the Company.

In connection with the sale of Series B Preferred, the Board of Directors adopted the 2006 Sales Participation Plan. The plan calls for an allocation of the net consideration from a liquidity transaction, excluding an initial public offering, to unit holders in an amount of 20% of the proceeds in excess of $125,000,000 up to a maximum of $31.25 million. The purpose of the program is to provide a means by which the Company’s employees and consultants may be given a bonus in the event of certain corporate transactions to provide a retention incentive to employees. The Plan will terminate upon the effectiveness of an initial public offering or the conversion of all Series B Convertible Preferred Stock to common stock. There have been no such bonus amounts to date.

Incentive Compensation Plan

The Company maintains an Incentive Compensation Plan (the Plan) to attract, motivate, retain and reward high-quality executives and other employees, officers, directors and consultants by enabling such persons to acquire or increase a propriety interest in the Company. The Plan is intended to be a qualified plan under the Internal Revenue Code.

The Plan allows the Company to award stock option grants and restricted stock to employees, directors and consultants of the Company. Through December 31, 2006 and March 31, 2007 (unaudited) the Company has only granted awards to employees and directors. The exercise price of incentive stock options granted under the Plan may not be granted at less than 100% of the fair market value of the Company’s common stock on the date of the grant. Stock options and restricted stock are generally subjected to 4 year vesting with the first 25% of the grant vesting on the first anniversary date of the grant, with the remainder vesting monthly thereafter.

In connection with the preparation of the financial statements necessary for a planned registration of shares with the Securities and Exchange Commission and based on the preliminary valuation information presented by the underwriters selected for the planned offering, the Company reassessed the estimated accounting fair value of common stock in light of the potential completion of this offering. The valuation methodology that most significantly impacted the reassessment of fair value was the market-based assessment of the valuation of existing comparable public companies. The methodology also de-emphasized the $260 million liquidation preference available to preferred stockholders in the event of a sale of the Company. In determining the reassessed fair value of the common stock during 2006, the Company determined it appropriate to reassess the estimate of accounting fair value for periods prior to December 31, 2006 based on operational achievements in executing against the operating plan and market trends. Because of the impact the achievement of unique milestones had on the valuation during the various points in time before the reassessment, certain additional adjustments for factors unique to the Company were considered in the reassessed values determined for the 12 months ended December 31, 2006, which impacted valuations throughout the twelve month period ended December 31, 2006. This included:

2006 —	In July a controlling interest is sold to an investor group led by Goldman, Sachs & Co. through the issuance of shares of Series B Preferred Stock, at a price of $3.26 per share, for total aggregate consideration of $130 million. As part of the transaction, the Company repurchased 31,320,000 shares of common stock for an aggregate net consideration of $102.1 million.

2006 —	In the Fall of 2006, the Company experienced significant increased revenue as a result of new customer acquisitions and committed increases in network usage from existing customers.

2006 —	In the fourth quarter the Company appoints both a Chief Executive Officer and a Chief Financial Officer with past public company roles in a similar capacity.

2006 —	Revenue growth exceeds 200%, to $64.3 million compared to revenue in 2005 of $21.3 million.

Based upon the reassessment, the Company determined the FAS 123R accounting fair value of the options granted to employees from February 1, 2006 to December 31, 2006 was greater than the initially determined amounts based upon using a higher fair value input for common stock in the valuation model for certain of those options.

Based upon the reassessment discussed above, the Company determined the reassessed accounting fair value of the options to purchase 8,078,313 shares of common stock granted to employees during the period from February 1, 2006 to December 31, 2006 ranged from $1.21 to $6.25 per share.

Stock-based compensation expense for the year ended December 31, 2006 includes the difference between the reassessed accounting fair value per share of the common stock on the date of grant and the exercise price per share and is amortized over the vesting period of the underlying options using the straight-line method. There are significant judgments and estimates inherent in the determination of the reassessed accounting fair values. For this and other reasons, the reassessed accounting fair value used to compute the stock-based compensation expense may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

Data pertaining to stock option activity under the Plan is as follows:

		Weighted
		Average
	Number	Exercise
	Shares	Price
	(In thousands)

Balance at December 31, 2003	3,039	$0.14
Granted	266	0.21

Balance at December 31, 2004	3,305	0.15
Granted	3,653	0.27
Exercised	(295)	0.15
Cancelled	(472)	0.25

Balance at December 31, 2005	6,191	0.21
Granted	8,078	2.19
Exercised	(8,481)	0.23
Cancelled	(137)	0.43

Balance at December 31, 2006	5,651	2.98
Granted (unaudited)	745	2.90
Exercised (unaudited)	(63)	0.26
Cancelled (unaudited)	(173)	0.67

Balance at March 31, 2007 (unaudited)	6,160	$2.94

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2006:

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number of	Average
		Contractual	Exercise	Shares	Exercise
Exercise Price	Number	Live (Years)	Price	Exercisable	Price
	(In thousands)			(In thousands)

$0.14	344	6.24	$0.14	339	$0.14
$0.27	3,252	8.99	0.27	459	0.27
$0.85	450	9.76	0.85	—	—
$6.53 - $6.67	855	9.92	6.63	—	—
$13.20	750	9.92	13.20	—	—

	5,651			798

The following table summarizes the information about stock options outstanding and exercisable at March 31, 2007 (unaudited):

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number of	Average
		Contractual	Exercise	Shares	Exercise
Exercise Price	Number	Live (Years)	Price	Exercisable	Price
	(In thousands)			(In thousands)

$0.14	342	5.95	$0.14	342	$0.21
$0.27	3,069	8.72	0.27	875	0.40
$0.85	510	9.53	0.85	—	—
$2.09	634	9.84	2.09	—	—
$6.53 - $6.67	855	9.64	6.55	—	—
$13.20	750	9.64	13.20	—	—

	6,160			1,217

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 and the three months ended March 31, 2007 on a per-share basis was approximately $3.35 and $6.13 (unaudited). The total intrinsic value of the options exercised during the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 was $0, $77,000, $41,761,000, $309,000 (unaudited) and $450,000 (unaudited), respectively. The aggregate intrinsic value of options outstanding at December 31, 2006 and March 31, 2007 is $18,236,000 and $29,243,000, (unaudited) respectively.

Beginning on January 1, 2006, and upon the adoption for SFAS No. 123R, the fair value of each new option awarded is estimated on the grant date using the Black-Scholes-Merton model using the assumptions noted in the following table:

	Year Ended	Three Months Ended
	December 31,	March 31,
	2006	2007
		(unaudited)

Expected volatility	84.47%	84.47%
Expected term, years	6.08	6.08
Risk-free interest	4.58%	4.72%
Expected dividends	0.00%	0.00%

The Company recognizes expense using the straight-line attribution method. Unrecognized share-based compensation related to stock options totaled $19,691,000 and $19,351,000 (unaudited) at December 31, 2006 and March 31, 2007, respectively. The Company expects to amortize unvested stock compensation related to stock options over a weighted average period of 1.94 years and 2.33 years (unaudited), as at December 31, 2006 and March 31, 2007, respectively.

The Company’s expected volatility is derived from historical volatilities of several unrelated companies within the Internet services and network industry. Each company’s historical volatility is weighted based on certain qualitative factors and combined to produce a single volatility factor used by the Company. The risk-free interest factor is based on the U.S. Treasury yield curve in effect at the time of the grant for zero coupon U.S. Treasury notes with maturities of approximately equal to each grant’s expected term. The expected term is calculated using the “short-cut” method provided in the Securities Exchange Commission’s Staff Accounting Bulletin No. 107, which takes into consideration the grant’s contractual life and the vesting periods. The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of the adjustment. During the year ended December 31, 2006 and the three months ended March 31, 2007, the Company recorded share-based compensation related to stock options under the fair value requirements of SFAS No. 123R of approximately $7.4 million and $4.9 million (unaudited), respectively.

The Company has also granted restricted stock awards to certain employees. Restricted stock awards are valued at the deemed fair value of the Company’s common stock on the date of grant and the total value of the award is expensed ratably over the service period of the award. In 2006, the Company granted 1,845,000 shares of restricted stock with a deemed fair value of $12,166,000. There were no grants of restricted stock in the three months ended March 31, 2007 (unaudited).

No restricted stock was granted during 2004 or 2005. Share-based payment compensation related to all restricted stock awards in 2006 and the three months ended March 31, 2007 was approximately $1,735,000, and $672,000 (unaudited). There was no share-based payment compensation related to restricted stock awards in the three months ended March 31, 2006 (unaudited). At December 31, 2006, and March 31, 2007 pursuant to SFAS 123R, there was $10,431,000 and $9,759,000 (unaudited) of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the restricted stock plan. That cost is expected to be recognized over a weighted-average period of 3.83 years and 3.58 years (unaudited), as of December 31, 2006 and March 31, 2007.

The Company’s stock option plan contains an “early exercise” provision. Upon early exercise of the option, the exercising holder receives restricted common stock. The restricted stock shares vest over the same period as the original stock option award. If the restricted stock does not vest because the required service period is unmet, the Company has the option to reacquire the restricted common stock for the lesser of the amount paid to acquire it or the fair value of the common stock at the call date. During 2006, the Company received $864,000 in cash resulting from the early exercise of options to purchase 3,240,944 shares of restricted common stock. Because the unvested portion of this common stock is subject to repurchase by the Company, such amount ($610,000 and $320,000, (unaudited,) as of December 31, 2006 and March 31, 2007, respectively) has been recorded in other liabilities in the accompanying consolidated balance sheet.

9.	Related Party Transactions

In July 2006, an aggregate of 39,869,960 shares of Series B Preferred was issued at a purchase price of $3.26 per share to certain accredited investors in a private placement transaction. As a result of this transaction, entities affiliated with Goldman, Sachs & Co., one of the lead underwriters of the proposed offering discussed in Note 16, became holders of more than 10% of the Company’s common stock.

At December 31, 2005, notes payable aggregating approximately $195,000 were due to related parties. The notes were paid in 2006. Accrued interest on related party notes was $76,000 at December 31, 2005, and is included in other current liabilities in the accompanying consolidated financial statements.

During 2004, the Company borrowed $925,000 from a related party and renegotiated certain debt with the related party of $375,000. Outstanding balances under these related party notes aggregated approximately $1,098,000 at December 31, 2004, and included interest at 14% per annum. These notes were repaid in full in 2005 from proceeds of bank financing.

In February and March, 2005, the Company entered into two one-year financing leases with a related party to acquire equipment. Funds provided to the Company under these agreements totaled approximately $1,240,000, with equipment collateralizing the agreements. Payments under the two leases aggregated approximately $114,000 per month, with effective interest rates of 21.4%. These capital financing leases were repaid in full in 2005 from proceeds of bank financing.

The Company leases office space from a company owned by two of the Company’s executives. Rent expense for the lease, including reimbursement for telecommunication lines, was approximately $80,000, $26,000, $20,000, $9,000 (unaudited) and $3,000 (unaudited) for 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

The Company sells services to several entities owned, in whole or in part, by several Company executives. Revenue received from these customers was approximately $167,000, $234,000, $275,000, $59,000 (unaudited) and $95,000 (unaudited) during 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

The Company purchases hardware and equipment from companies owned by related parties who are officers of the Company. Hardware and equipment purchased from the entities during 2004, 2005 and 2006 and the three months ended March 31, 2006 was approximately $2,065,000, $7,400,000, $29,900,000 and $4,972,000 (unaudited), respectively. As of December 31, 2006, management has been informed by the related parties that there is no longer an ownership interest in the entities.

The Company paid fees aggregating $154,000 to related parties during 2004 for providing collateral and guarantees related to certain debt and leases.

10.	Leases and Commitments

Operating Leases

The Company is committed to various noncancelable operating leases for office space which expire through 2011. Certain leases contain provisions for renewal options and rent escalations upon expiration of the initial lease terms. Approximate future minimum lease payments over the remaining lease periods are as follows:

	December 31,	March 31,
Year	2006	2007
		(Unaudited)
	(In thousands)

2007(1)	$524	$396
2008	469	469
2009	478	478
2010	439	439
2011	68	68

Total minimum payments	$1,978	$1,850

(1)	The December 31, 2006 column reflects 2007 future minimum lease payments anticipated for the full year 2007. The March 31, 2007 column reflects the 2007 future minimum lease payments anticipated for the period April 1, 2007 to December 31, 2007.

Purchase Commitments

The Company has long-term commitments for bandwidth usage and co-location with various networks and ISPs. The following summarizes minimum commitments for the next five years:

	December 31,	March 31,
Year	2006	2007
		(Unaudited)
	(In thousands)

2007(1)	$12,849	$11,185
2008	5,345	6,390
2009	1,483	1,976
2010	183	322
2011	153	157

(1)	The December 31, 2006 column reflects 2007 future minimum purchase commitments anticipated for the full year ending December 31, 2007. The March 31, 2007 column reflects the 2007 future minimum purchase commitments anticipated for the period April 1, 2007 to December 31, 2007 and then calendar years thereafter.

Rent and operating expense relating to these operating lease agreements and bandwidth and co-location agreements was approximately $4,064,000, $8,319,000, $21,505,000, $3,371,000 (unaudited) and $8,270,000 (unaudited) for the years ended December 31, 2004, 2005 and 2006 and the three-months ended March 31, 2006 and 2007, respectively.

Capital Leases

The Company leases certain equipment under capital lease agreements which expire in 2007 through 2009.

The equipment acquired under these various financing leases is capitalized using effective interest rates at the inception of the leases. The cost and accumulated depreciation of the equipment capitalized under these leases is approximately $671,000 and $217,000, respectively, at December 31, 2005, approximately $726,000 and $541,000, respectively, at December 31, 2006 and approximately $212,000 (unaudited) and $166,000 (unaudited) at March 31, 2007.

The following is a schedule of the remaining future minimum lease payments under these leases, together with the present value of the net minimum lease payments:

	December 31,	March 31,
Year	2006	2007
		(unaudited)
	(In thousands)

2007(1)	$272	$115
2008	5	—

	277	115
Less: amount representing interest	(27)	(24)

Present value of net minimum lease obligations	250	91
Less: current maturities	(245)	(91)

Long-term capital lease obligations	$5	$—

(1)	The December 31, 2006 column reflects 2007 future minimum lease payments anticipated for the full year ending December 31, 2007. The March 31, 2007 column reflects the 2007 future minimum lease payments anticipated for the period April 1, 2007 to December 31, 2007.

Interest expense related to capital leases was approximately $30,000, $290,000, $66,000, $37,000 (unaudited) and $54,000 (unaudited) for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

Certain lease arrangements with maturities through 2009 were paid in full by the Company during 2007 and, accordingly, have been reflected as a current maturity herein. In connection with the early repayment of these leases, the Company paid penalty amounts resulting in additional interest expense.

Litigation

Limelight Networks, Inc is involved in litigation with Akamai Technologies, Inc. relating to a claim of patent infringement. The action was filed in July 2006. The suit is in the early discovery phase and the Company has and will continue to vigorously defend the suit. While the outcome of this claim cannot be predicted with certainty, management does not believe that the outcome of this matter will have a material adverse effect on the Company’s business. However an unfavorable outcome could seriously impact the Company’s ability to conduct its business which, in turn, would have a material adverse impact on the Company’s results of operations and financial position.

11.	Concentrations

During 2004 and 2006 and the three months ended March 31, 2006 and 2007, the Company had one major customer each year for which revenue exceeded 10% of total revenues. The revenues for the years ended December 31, 2004 and 2006, and the three months ended March 31, 2006 and 2007 for these two customers totaled approximately $1,553,000, $13,699,000, $1,988,000 (unaudited) and $2,023,000 (unaudited) respectively. There was no customer from which total revenue exceeded 10% in 2005.

Revenue from non-U.S. sources aggregated approximately $1,000,000, $5,091,000, $601,000 (unaudited) and $3,094,000 (unaudited) in 2005 and 2006, and the three months ended March 31, 2006 and 2007, respectively. The Company had no revenue from non-U.S. sources in 2004.

12.	Income Taxes

Income (loss) before income taxes consists of the following:

				Three Months
				Ended
				March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands)

Income (loss) before income taxes:
United States	$822	$541	$(2,184)	$1,983	$(4,973)
Foreign	—	156	658	116	280

	$822	$697	$(1,526)	$2,099	$(4,693)

The components of the provision (benefit) for income taxes are as follows:

				Three Months
				Ended
				March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands)

Current:
Federal	$—	$321	$2,375	$711	$269
State	56	58	156	157	75
Foreign	—	46	194	41	129

Total current	56	425	2,725	909	473
Deferred:
Federal	267	(112)	(464)	(66)	(599)
State	(17)	(13)	(74)	(14)	(132)
Foreign	—	—	—	—	—

Total deferred	250	(125)	(538)	(80)	(731)

Total provision (benefit)	$306	$300	$2,187	$829	$(258)

A reconciliation of the Company’s tax provision (benefit) to the expected tax provision (benefit) is as follows:

				Three Months
				Ended
				March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands)

Tax expense (benefit) at the federal statutory rate — 35%	$287	$244	$(534)	$735	$(1,643)
Share based compensation	—	—	2,619	—	1,304
State income taxes, net of the federal effect	27	30	53	93	(37)
Contingency reserve	—	44	100	21	—
Foreign taxes	—	—	(6)	—	(6)
Other	(8)	(18)	(45)	(20)	124

Tax provision	$306	$300	$2,187	$829	$(258)

A substantial portion of the Company’s charge to expense for share based compensation is not expected to result in tax deductions to the Company.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
	(In thousands)

Deferred tax assets:
Accounts receivable reserves	$95	$280	$383
Share-based compensation	68	45	811
Fixed assets	—	53	—
Marketable equity securities	47	75	132
Accrued interest to related party	29	—	—
Other	33	82	62

Total deferred tax assets	272	535	1,388
Deferred tax liabilities:
Fixed assets	(303)	—	(65)

Total deferred tax liabilities	(303)	—	(65)

Net deferred tax assets (liabilities)	$(31)	$535	$1,323

Netted by jurisdiction and reported as follows for the periods ended:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
	(In thousands)

Current deferred tax assets	$157	$362	$1,273
Non-current deferred tax assets	—	173	50
Non-current deferred tax liabilities	(188)	—	—

Net deferred tax assets (liabilities)	$(31)	$535	$1,323

The Company evaluates the recoverability of its deferred tax assets and records a valuation allowance when recoverability of its deferred tax assets is not likely. The Company has not provided a valuation allowance at December 31, 2005 and 2006 and March 31, 2007 (unaudited) based on its estimate that it is more likely than not that its deferred tax assets will be realized and the existence of net operating loss carryback availability that was in excess of the deferred tax assets as of the evaluation date.

The Company will continually evaluate the recoverability of its deferred tax assets at each reporting period. To the extent some or all of the deferred tax assets are not recoverable through carryback, the Company will consider all of the considerations included in SFAS No. 109 for assessing recoverability and provide a valuation allowance and related charge to income tax expense to the extent some portion or all of the deferred tax assets no longer meet the more likely than not criteria.

The Company conducts business in various foreign countries. During 2006, the Company established corporations in a portion of the foreign countries in which it conducts business. The Company has not provided United States tax for the profits of its foreign corporations as such profits are permanently reinvested outside the United States.

The Company conducts business in various jurisdictions in the United States and in foreign countries and is subject to examination by tax authorities. As of December 31, 2006 and March 31, 2007 (unaudited), the Company is not under examination. The Company maintains tax reserves to offset potential exposures which may arise upon examination.

Adoption of FIN 48 (unaudited)

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires the Company recognize in its financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position.

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in the recognition of an adjustment for the cumulative effect of adoption of a new accounting principle. As of January 1, 2007, the Company had approximately $428,000 of total unrecognized tax benefits. Of this total, approximately $131,000 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate. The unrecognized tax benefit increased by $85,000 from December 31, 2006 to $513,000 as of March 31, 2007. The Company anticipates its unrecognized tax benefits will decrease within 12 months of the reporting date, as a result of settling potential tax liabilities in certain foreign jurisdictions.

The tax years 2002 to 2006 remain open to examination by United States and certain state and foreign taxing jurisdictions, respectively.

The Company recognizes interest and penalties related to unrecognized tax benefits in its tax provision. As of January 1, 2007, the Company had recorded a liability of $131,000 for the payment of interest and penalties. The liability for the payment of interest and penalties did not materially change as of March 31, 2007.

13.	Advertising and Marketing

Costs associated with advertising are expensed as incurred. Advertising expenses, which are comprised of Internet, trade show and publications advertising, were approximately $440,000, $721,000, $1,354,000, $174,000 (unaudited) and $506,000 (unaudited) for 2004, 2005, 2006 and the three months ended March 31, 2006 and 2007, respectively.

14.	401(k) Plan

Effective January 1, 2004, the Company adopted the Limelight Networks 401(k) Plan covering effectively all employees of the Company. The plan is a 401(k) profit sharing plan in which participating employees are fully vested in any contributions they make. Through December 31, 2006, the Company was not obligated to make matching contributions. No matching contributions were made by the Company in 2004, 2005 or 2006.

Effective January 1, 2007, the Company amended the plan to include a Company match. The Company will match employee deferrals as follows: a dollar-for-dollar match on eligible employee’s deferral that does not exceed 3% of compensation for the year and a 50% match on the next 2% of the employee deferrals. Company employees may elect to reduce their current compensation by up to 15% or the statutory limit. The Company made matching contributions of $133,000 (unaudited) for the three months ended March 31, 2007.

15.	Segment Reporting

The Company operates in one industry segment — content delivery network services. The Company operates in three geographic areas — the United States, Europe and Asia Pacific.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.

Revenue by geography is based on the location of the server which delivered the service. The following table sets forth revenue and long-lived assets by geographic area:

				Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands)

Revenue
Domestic revenue	$11,192	$20,303	$59,252	$10,237	$19,782
International revenue	—	1,000	5,091	601	3,094

Total revenue	$11,192	$21,303	$64,343	$10,838	$22,876

Long-lived Assets
Domestic long-lived assets		$10,343	$39,198		$40,138
International long-lived assets		1,643	2,586		2,397

Total long-lived assets		$11,986	$41,784		$42,535

16.	Subsequent Events

In March 2007, the Company’s Board of Directors authorized the filing of a registration statement with the U.S. Securities and Exchange Commission that would permit the Company to attempt to sell shares of common stock in connection with a proposed initial public offering.

17.	Stock Split

On May 14, 2007, the Company effected a 3-for-2 forward stock split of its outstanding capital stock. All shares and per-share data have been restated to reflect this stock split.

LIMELIGHT NEWTWORKS TM Customer Benefits: High-Quality User Experience Scalable Rich Media Delivery Reliable Network Architecture Comprehensive Solution Low Content Delivery Costs

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including July 2, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

16,000,000 Shares
Limelight Networks, Inc.
Common Stock

Goldman, Sachs & Co.
Morgan Stanley
Jefferies & Company
Piper Jaffray
Friedman Billings Ramsey

Representatives of the Underwriters